THE Coca-Cola COMPANY

2023

PROXY STATEMENT

NOTICE OF ANNUAL MEETING OF SHAREOWNERS

Tuesday, April 25, 2023
8:30 A.M. Eastern Time



Coca-Cola
ZERO SUGAR
ORIGINAL TASTE
Cherry
Coke
Diet
Sprite
Schweppes
Fanta
Thums Up
FRESCA
smartwater
DASANI
PURIFIED WATER
AHA
SPARKLING WATER
Topo Chico
MINERAL WATER
POWERADE
ZERO SUGAR
SPORTS DRINK
BODYARMOR LYTE
Peach Mango
fuzetea
AMERICANO
COSTA COFFEE
250ml
GEORGIA
fairlife nutrition plan
30g PROTEIN
KINLEY
Minute Maid
ORANGE JUICE
100% VIT C
nutriboost
innocent
LIGHT
Topo Chico
RANCH WATER
HARD SELTZER
檸檬堂
Simply SPIKED
SIGNATURE Lemonade

Table of Contents

1	**Notice of 2023 Annual Meeting of Shareowners**	**1**
2	**Letter from Our Chairman and Chief Executive Officer**	**2**
3	**Refresh the World. Make a Difference.**	**4**
4	**Voting Roadmap**	**9**
5	**Governance**	**10**
	Letter from Our Lead Independent Director	10
	ITEM 1 ELECTION OF DIRECTORS	
	Board Membership Criteria	15
	Director Nomination Process	16
	Biographical Information About Our Director Nominees	18
	Board and Committee Governance	29
	Shareowner Engagement	39
	Additional Governance Matters	40
	Director Compensation	42
	Director Independence and Related Person Transactions	45
6	**Share Ownership**	**47**
	Directors and Executive Officers	47
	Principal Shareowners	49
	Delinquent Section 16(a) Reports	49
7	**Compensation**	**50**
	ITEM 2 ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION	
	Message from the Talent and Compensation Committee	51
	Compensation Discussion and Analysis	53
	Compensation Committee Report	69
	Compensation Committee Interlocks and Insider Participation	69
	Compensation Tables	70
	Payments on Termination or Change in Control	80
	Equity Compensation Plan Information	86
	Pay Ratio Disclosure	86
	Pay Versus Performance Disclosure	87
	ITEM 3 ADVISORY VOTE ON THE FREQUENCY OF FUTURE ADVISORY VOTES TO APPROVE EXECUTIVE COMPENSATION	
8	**Audit Matters**	**92**
	Report of the Audit Committee	92
	ITEM 4 RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS INDEPENDENT AUDITORS	
9	**Shareowner Proposals**	**98**
	ITEM 5 SHAREOWNER PROPOSAL REQUESTING AN AUDIT OF THE COMPANY'S IMPACT ON NONWHITE STAKEHOLDERS	
	ITEM 6 SHAREOWNER PROPOSAL REQUESTING A GLOBAL TRANSPARENCY REPORT	
	ITEM 7 SHAREOWNER PROPOSAL REGARDING POLITICAL EXPENDITURES VALUES ALIGNMENT	
	ITEM 8 SHAREOWNER PROPOSAL REQUESTING AN INDEPENDENT BOARD CHAIR POLICY	
	ITEM 9 SHAREOWNER PROPOSAL REQUESTING A REPORT ON RISKS FROM STATE POLICIES RESTRICTING REPRODUCTIVE RIGHTS	
10	**Annexes**	**116**
	ANNEX A — Questions and Answers	116
	ANNEX B — Summary of Plans	124
	ANNEX C — Reconciliations of GAAP and Non-GAAP Financial Measures	127

QUESTIONS AND ANSWERS

Please see Questions and Answers in **Annex A** beginning on **page 116** for important information about the 2023 Annual Meeting of Shareowners, proxy materials, voting, Company documents, communications, and the deadlines to submit shareowner proposals and Director nominees for the 2024 Annual Meeting of Shareowners. Additional questions may be directed to Shareowner Services at (404) 676-2777 or **shareownerservices@coca-cola.com.**

Links to websites included in this Proxy Statement are provided solely for convenience purposes. Content on the websites, including content on our Company website, is not, and shall not be deemed to be, part of this Proxy Statement or incorporated herein or into any of our other filings with the Securities and Exchange Commission (the "SEC").

This Proxy Statement contains information that may constitute "forward-looking statements." Generally, the words "believe," "expect," "intend," "estimate," "anticipate," "project," "will" and similar expressions identify forward-looking statements, which generally are not historical in nature. However, the absence of these words or similar expressions does not mean that a statement is not forward-looking. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future, including statements expressing general views about future operating results, are forward-looking statements. Management believes that these forward-looking statements are reasonable as and when made. However, caution should be taken not to place undue reliance on any such forward-looking statements because such statements speak only as of the date when made. Our Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. In addition, forward-looking statements are subject to certain risks and uncertainties that could cause our Company's actual results to differ materially from historical experience and our present expectations or projections. These risks and uncertainties include, but are not limited to, those described in Part I, "Item 1A. Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2022 (the "Form 10-K") and those described from time to time in our future reports filed with the SEC.

1 Notice of 2023 Annual Meeting of Shareowners

Meeting Information



DATE AND TIME
Tuesday, April 25, 2023
8:30 a.m. Eastern Time



ANNUAL MEETING WEBSITE
Access links to vote in advance, listen to video messages from certain of our Directors, submit questions in advance of the meeting and learn more about our Company at **www.coca-colacompany. com/annual-meeting-of-shareowners.**



VIRTUAL MEETING LOCATION
The 2023 Annual Meeting of Shareowners will be held exclusively online. Visit **https://meetnow.global/ KO2023** to attend the meeting.



RECORD DATE
Holders of record of our Common Stock as of February 24, 2023 are entitled to notice of, and to vote at, the meeting.

An electronic list of shareowners of record as of the record date will be available for inspection by shareowners for any purpose germane to the meeting from April 14 through April 24, 2023. To access the electronic list during this time, please send your request, along with proof of ownership, by email to **shareownerservices@coca-cola.com**. You will receive confirmation of your request and instructions on how to view the electronic list. Please see question 23 on **page 122** for more information.

Voting Methods

Please vote using one of the following **advance voting methods**. Make sure to have your proxy card or voting instruction form in hand and follow the instructions.

Shareowners may also **vote during the meeting** by accessing the virtual meeting according to the instructions in question 2 on **page 116**.

ADVANCE VOTING	Shareowners of Record (shares registered on the books of the Company via Computershare)	Beneficial Owners (shares held through your bank or brokerage account)
Internet	www.investorvote. com/coca-cola	www.proxyvote.com
Telephone	Call 1-800-652-VOTE or the telephone number on your proxy card	Call 1-800-454-8683 or the telephone number on your voting instruction form
Mail	Sign, date and return your proxy card	Sign, date and return your voting instruction form

Not all beneficial owners may vote at the web address and phone number provided above. If your control number is not recognized, please refer to your voting instruction form for specific voting instructions.

Items of Business

COMPANY PROPOSALS	OUR BOARD'S RECOMMENDATION	PAGE
1 Elect as Directors the 13 Director nominees named in the attached Proxy Statement to serve until the 2024 Annual Meeting of Shareowners.	**FOR** each Director Nominee	12
2 Conduct an advisory vote to approve executive compensation.	**FOR**	50
3 Conduct an advisory vote on the frequency of future advisory votes to approve executive compensation.	For **ONE YEAR**	91
4 Ratify the appointment of Ernst & Young LLP as Independent Auditors of the Company to serve for the 2023 fiscal year.	**FOR**	95
SHAREOWNER PROPOSALS		
5 Vote on a shareowner proposal requesting an audit of the Company's impact on nonwhite stakeholders.	**AGAINST**	99
6 Vote on a shareowner proposal requesting a global transparency report.	**AGAINST**	105
7 Vote on a shareowner proposal regarding political expenditures values alignment.	**AGAINST**	108
8 Vote on a shareowner proposal requesting an independent Board chair policy.	**AGAINST**	111
9 Vote on a shareowner proposal requesting a report on risks from state policies restricting reproductive rights.	**AGAINST**	114

Shareowners will also transact such other business as may properly come before the meeting and at any adjournments or postponements of the meeting.

Your vote is important to us. Whether or not you plan to participate in the 2023 Annual Meeting, we urge you to vote and submit your proxy in advance of the meeting by one of the methods described in the attached Proxy Statement.

The 2023 Annual Meeting will be held entirely online via live webcast. We are continuing with a virtual format for our 2023 Annual Meeting by leveraging the latest technology to provide expanded access, while remaining committed to ensuring that shareowners will be afforded the same rights and opportunities participating in the virtual meeting as they would at an in-person meeting. For the last three years, we have received positive feedback about the virtual format which allows shareowners to participate in more public company annual meetings from any location around the world, at no cost to them. While you will not be able to attend the meeting at a physical location, as a Coca-Cola shareowner, you will be able to attend the meeting online, vote your shares electronically and submit questions during the meeting.

To attend the 2023 Annual Meeting, visit **https://meetnow.global/KO2023**. For more information on how to participate in the 2023 Annual Meeting, please see **Annex A** of the attached Proxy Statement beginning on **page 116**.

We are making the Proxy Statement and the form of proxy first available on or about March 10, 2023.

March 10, 2023
By Order of the Board of Directors

Jennifer D. Manning

JENNIFER D. MANNING
Associate General Counsel and Corporate Secretary

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE 2023 ANNUAL MEETING OF SHAREOWNERS TO BE HELD ON APRIL 25, 2023:

The Notice of Annual Meeting, Proxy Statement and Annual Report on Form 10-K for the year ended December 31, 2022 are available at **www.edocumentview.com/coca-cola**.

2

Notice of 2023 Annual
Meeting of Shareowners

**Letter from Our Chairman
and Chief Executive Officer**

Refresh the World.
Make a Difference.



> Our vision as a
> Company is to achieve
> top-quartile growth
> and to pursue a total
> beverage company
> ambition.



2 Letter from Our Chairman and Chief Executive Officer

TO MY FELLOW SHAREOWNERS:

On behalf of the Board of Directors and the Coca-Cola team, thank you for your investment.

In 2022, we delivered strong results. We were able to do this because we focused intensely on the needs of our consumers. Whether times are good or difficult, staying close to consumers is vital to our success.

We faced many challenges during 2022, from the ongoing impact of the pandemic to war to global inflationary pressures.

We begin 2023 focused on what we can control, including providing great products for consumers. This focus has guided us successfully through our long history. And it will guide us into the future.

The opportunities we see

The Coca-Cola Company's purpose is to refresh the world and make a difference. This clear purpose has helped us navigate challenges these past few years.

Our vision as a Company is to achieve top-quartile growth and to pursue a total beverage company ambition. Our ambition is unchanging, as it rests on optimism about our industry and the Company's future.

Developed markets account for about 20% of the world's population. About two-thirds of what people in those markets drink is a commercially made beverage.

But our market share of those beverages is in the mid-teens. This means we have an enormous opportunity to develop more commercial drinks in developed markets and to continue gaining share.

Developing and emerging markets represent about 80% of the world's population. There, only about a third of beverage consumption is in commercial beverages, and our market share is only in the mid-single digits.

Simply put, we see vast, long-term potential to build our business, no matter where we operate.

The relevance of our brands

You probably know some of the cornerstones of Coke's history. Coca-Cola was introduced in 1886 at a soda fountain in Atlanta and has grown to become a global brand available in more than 200 countries and territories.

So why does Coke remain Coke?

Importantly, each generation of our Company has worked to make Coke relevant to the next generation of consumers. If they hadn't done this, some other brand might have supplanted Coke as the market leader.

The work of maintaining and building brand relevancy is never-ending, and that is because consumers are constantly changing. Marketing must change with them, whether in tone and style or because of the evolution of media.

> ## We are now faster with innovations, faster in stopping things that don't work, and faster in breaking down barriers to progress.

Not so long ago, Diet Coke was bold, even outrageous – an idea introduced via a stage show and television commercials. Today, our marketing – including for Diet Coke – is far different but no less bold in its ambitions.

We are driving the most radical marketing transformation in our history.

We've shaped a focused portfolio. Our engagement with consumers is digital-first. We've moved away from focusing on broadcast TV ads to creating immersive experiences, which includes working with influencers to reach consumers.

Innovation is essential, but it's not merely about expansion – it is about discipline. We ask: What interests the consumer? What is the growth potential of a product for our business? Can we be competitive, including creating value for our bottling system and customers?

Sometimes, we move beyond our traditional boundaries. For example, we've launched Jack Daniel's & Coca-Cola as a ready-to-drink cocktail through a relationship with Brown-Forman. While it's early days, this stands out as one example of our ongoing journey to seek ways to bring Coke to consumers in new and dynamic ways.

Sustainability and our business

As we shape our enterprise for the future, we do so with sustainability as a foundation. And I use the term sustainability in the broadest sense – it includes all the ways we build resilience into our business to bolster our growth and create positive changes in the world.

We focus on water, packaging and climate challenges in our business and communities. These are interconnected issues, and so are the solutions we support.

While there is much we can do as a Company, we can do even more by working with industry partners, nonprofits, governments and other stakeholders. Collective action creates a more significant impact.

We start with water because it's essential to people and ecosystems and is also the main ingredient in our products. We aspire to give back more water to nature and communities than we use in manufacturing our beverages. We're focused on remaining water-neutral and improving water security where it's needed most.

We design our packaging to enable a circular economy. Our World Without Waste strategy – which is now five years old – includes a goal to recover a bottle or can for every one we sell by 2030 and then to recycle and reuse it. We are focused on reaching 100% collection rates and increasing recycled content in our packaging toward a 50% goal by 2030, as well as striving to make at least 25% of our packaging reusable by 2030.

Our work in water and packaging also has impacts on our climate goals. We've used a science-based approach to set targets and actions to reduce our carbon footprint significantly. For example, our investments in water replenishment create benefits in ecosystem biodiversity, carbon sequestration and resilience, which help our business and communities adapt to climate change.

What we're doing in sustainability is centered on what consumers care about and also on our business priorities. We will have a great business if we help fix some of the problems the world faces.

Leadership for the future

Finally, I want to thank the people of our Company and system. They successfully worked to navigate many challenges in 2022, and they will continue to do so in 2023 and beyond.

We've announced a number of changes in our leadership teams over the past six months to support the Company's continued growth. This is an evolution – our business has been successful because we continue to change.

There's never going to be a perfect organization. It is wrong to expect an organizational structure to solve everything. Culture matters, mindset matters, and having the right incentive system matters.

We will always make tweaks, but we're in a good place today. We are now faster with innovations, faster in stopping things that don't work, and faster in breaking down barriers to progress.

We are at our best when we are at our boldest. And our Company is taking bold steps to thrive in the future.

JAMES QUINCEY
Chairman and Chief Executive Officer
The Coca-Cola Company

4 THE COCA-COLA COMPANY
2023 PROXY STATEMENT
Notice of 2023 Annual Meeting of Shareowners
Letter from Our Chairman and Chief Executive Officer
Refresh the World. Make a Difference.

3 Refresh the World. Make a Difference.

Our Company

The Coca-Cola Company (the "Company") is a total beverage company with products sold in more than 200 countries and territories. Our Company's purpose is to refresh the world and make a difference. Our brands include:



SPARKLING SOFT DRINKS
Coca-Cola, Diet Coke/Coca-Cola Light, Coca-Cola Zero Sugar, Fanta, Fresca, Schweppes*, Sprite and Thums Up



WATER, SPORTS, COFFEE AND TEA
Aquarius, Ayataka, BODYARMOR, Ciel, Costa, doğadan, Dasani, FUZE TEA, Georgia, glacéau smartwater, glacéau vitaminwater, Gold Peak, Ice Dew, I LOHAS, Powerade and Topo Chico



JUICE, VALUE-ADDED DAIRY AND PLANT-BASED BEVERAGES
AdeS, Del Valle, fairlife, innocent, Minute Maid, Minute Maid Pulpy and Simply



EMERGING
Fresca Mixed**, Jack Daniel's & Coca-Cola, Lemon-Dou, Schweppes Premium Drinks, Simply Spiked** and Topo Chico Hard Seltzer**

* Schweppes is owned by the Company in certain countries outside the United States.

** In the United States and Canada, the Company authorizes third parties to use certain Topo Chico Hard Seltzer, Simply Spiked and Fresca Mixed trademarks and related intellectual property in the production, distribution, marketing and sale of Topo Chico Hard Seltzer, Simply Spiked and Fresca Mixed, as applicable.

THE COCA-COLA SYSTEM

We are a networked global organization designed to combine the power of scale with the deep knowledge required to win locally. We are able to create global reach with local focus because of the strength of the Coca-Cola system, which comprises our Company and our approximately 200 bottling partners worldwide.

OUR GLOBAL REACH

Beverage products bearing our trademarks, sold in the United States since 1886, are now sold in more than 200 countries and territories.

- We make our branded beverage products available to consumers throughout the world through our network of independent bottling partners, distributors, wholesalers and retailers as well as our consolidated bottling and distribution operations.
- Consumers enjoy finished beverage products bearing trademarks owned by or licensed to us at a rate of 2.2 billion servings per day.

LEARN MORE ABOUT OUR COMPANY

You can learn more about the Company by visiting our website, **www.coca-colacompany.com.**

We also encourage you to read our latest Form 10-K, available at **www.coca-colacompany.com/annual-meeting-of-shareowners.**

The Company's principal executive offices are located at One Coca-Cola Plaza, Atlanta, Georgia 30313.

PORTFOLIO
Investing to capture every consumption occasion



STRATEGY
Investing in key enablers to spin our flywheels faster


TOPLINE
Brand Building
Innovation/ M&A
Execution
Revenue Growth Management
RETURNS
Cash Flow Generation
Resource Allocation
Asset Optimization
Margin Expansion

STRUCTURE
Investing in our networked organization to support future growth


Center Functions
Platform Services
Global Categories
Operating Units
R&D Center

SYSTEM PARTNERS

~200	~950	~30M	~2.2B
Bottling Partners	Production Facilities	Customer Retail Outlets	Servings a Day

2022 Financial Highlights

REVENUE GROWTH		**OPERATING INCOME GROWTH**		**EARNINGS PER SHARE**		**CASH FLOW**		**TOTAL DIVIDENDS PAID**
11%	**16%**	**6%**	**19%**	**$2.19**	**$2.48**	**$11.0 BILLION**	**$9.5 BILLION**	**$7.6 BILLION**
Reported Net Operating Revenues vs. 2021	Organic Revenues vs. 2021 (Non-GAAP)	Reported Operating Income vs. 2021	Comparable Currency Neutral Operating Income vs. 2021 (Non-GAAP)	Reported EPS	Comparable EPS (Non-GAAP)	Cash Flow from Operations	Free Cash Flow (Non-GAAP)	

Organic revenues is a non-GAAP financial measure that excludes or has otherwise been adjusted for the impact of acquisitions, divestitures and structural changes, as applicable, and the impact of fluctuations in foreign currency exchange rates. Comparable currency neutral operating income is a non-GAAP financial measure that excludes or has otherwise been adjusted for items impacting comparability and the impact of fluctuations in foreign currency exchange rates. Comparable EPS is a non-GAAP financial measure that excludes or has otherwise been adjusted for items impacting comparability. Free cash flow is a non-GAAP financial measure that represents net cash provided by operating activities less purchases of property, plant and equipment. See **Annex C** on **page 127** for reconciliations of non-GAAP financial measures to our results as reported under generally accepted accounting principles in the United States ("GAAP").

2022 Business Highlights

Throughout 2022, we faced an operating environment that was dynamic due to inflation, geopolitical tensions and macroeconomic volatility. Despite these challenges, our strong capabilities and system alignment allowed us to deliver robust growth. We also continued to invest to enhance our capabilities. We executed more efficiently and effectively on a local level, while maintaining flexibility on a global level. We remained committed to driving growth across our business and delivering on our purpose to refresh the world and make a difference through three connected pillars. Highlights of these pillars from 2022 include the following:



LOVED BRANDS

- We gained value share in nonalcoholic ready-to-drink beverages, driven by share gains in both at-home and away-from-home channels
- We delivered robust unit case volume growth of 5%, balanced across developed, developing and emerging markets as well as across categories
- We grew Coca-Cola Zero Sugar unit case volume by double digits, driven by strong growth across developed, developing and emerging markets
- We have continued our test-and-learn approach since entering the ready-to-drink alcohol category in 2018 with Lemon-Dou in Japan. Our portfolio of brands in this category now includes Topo Chico Hard Seltzer, Schweppes premium drinks, Simply Spiked and Fresca Mixed. In November 2022, we debuted Jack Daniel's & Coca-Cola in Mexico



DONE SUSTAINABLY

- We set a new, industry-leading goal to have at least 25% of our volume globally sold in refillable or reusable packaging by 2030
- We joined industry groups to advocate for government authorization in various markets of food grade standards for recycled plastic and to support well-designed plastic recycling programs and infrastructure
- We returned more than 100% of the water used in our finished beverages to nature and communities
- We drove growth of our low- and no-calorie beverages and provided smaller package choices to enable consumers to manage sugar intake. Approximately two-thirds of the products in our portfolio have less than 100 calories per 12-ounce serving
- We released our fourth combined Business & ESG Report, continuing our history of assuring select sustainability metrics while also providing key public disclosures against the Task Force on Climate-Related Disclosures recommendations, as well as other reporting frameworks such as the Sustainability Accounting Standards Board, the Global Reporting Initiative and the UN Global Compact



FOR A BETTER SHARED FUTURE

- We demonstrated effective execution of our strategy across operating segments, with strong net operating revenue growth of 11%
- We leveraged our networked structure to be more agile and more efficiently invest resources, leading to an increase in gross profit per advertising spend
- We continued to build a fit-for-purpose balance sheet. We completed the refranchising of Company-owned bottling operations in Cambodia and announced the refranchising of Company-owned bottling operations in Vietnam, both to Swire Coca-Cola Limited. We also sold our equity stake in the bottler in Egypt to Coca-Cola HBC AG
- We remained disciplined with respect to capital allocation priorities as we balanced increased reinvestment in our business while growing our dividend by approximately 5% in 2022

6 THE COCA-COLA COMPANY
2023 PROXY STATEMENT

Notice of 2023 Annual
Meeting of Shareowners

Letter from Our Chairman
and Chief Executive Officer

**Refresh the World.
Make a Difference.**

Human Capital

Our people and culture agendas are critical business priorities, and we strive to be a global employer of choice that attracts and retains high-performing talent with the passion, skills and mindsets to drive us on our journey to refresh the world and make a difference. We are committed to building an equitable and inclusive culture that inspires and supports the growth of our employees, serves our communities and shapes a strong and more sustainable business.

OUR HUMAN CAPITAL PILLARS



Leadership, Talent and Development

Our strategy is anchored in helping all employees grow and thrive within, and beyond, the Coca-Cola system. We are prioritizing development, increasing transparency, and introducing more flexibility and choice to help employees achieve their career aspirations and to build a more agile, productive and empowered workforce. We focus on hiring and developing capable and diverse talent that mirrors the markets we serve, along with investing in inspirational leadership, providing learning opportunities, and building capabilities that equip our global workforce with the skills they need, all of which enhance and improve engagement and retention. We support all employees as leaders to be role models, to set the agenda for themselves and their teams, and to help people develop and grow – creating an environment for everyone to thrive.



Diversity, Equity and Inclusion

We believe that a diverse, equitable and inclusive workplace that mirrors the markets we serve is a strategic business priority that is critical to the Company's success. We take a comprehensive view of diversity and inclusion across different races, ethnicities, tribes, religions, socioeconomic backgrounds, generations, abilities and expressions of gender and sexual identity. We continue to invest our resources into strategies and initiatives that create a more equitable and inclusive environment.



Human Rights

Respect for human rights is a fundamental value of our Company. We strive to align our policies and practices with the UN Guiding Principles on Business and Human Rights across our value chain. We aim to meaningfully improve the lives we touch around the world.



Culture and Engagement

Each employee, leader and function across our Company contributes to our growth culture, which is grounded in our Company's purpose. Our leaders are the stewards of culture change. We focus on four key growth behaviors – being curious, empowered, inclusive and agile – and we value how we work as much as what we achieve. Through our behaviors, actions and outcomes, we embody and shape the culture of the Company. We believe our culture enables our Company's business strategy and shapes employee experiences.



Business Integrity

Our Codes of Business Conduct are grounded in our commitment to do the right thing. They serve as the foundation of our approach to ethics and compliance, and our anti-corruption compliance program is focused on conducting business in a fair, ethical and legal manner.

2022 NOTABLE ACCOLADES

Ranked 26th in Fortune's annual ranking of the **World's Most Admired Companies**

Included in the **Bloomberg 2022 Gender-Equality Index** as a company committed to supporting gender equality through policy development, representation and transparency

Earned a **100% score** on the **Human Rights Campaign's Corporate Equality Index** for the 16th consecutive year

Ranked in the **90th percentile** for disability inclusion by Disability:IN

Ranked in Newsweek's 2023 **America's Greatest Workplaces for Diversity**

Ranked in **Forbes annual Best Employers for Women** for companies that support women inside and outside the workforce



Our people and culture agendas are key priorities of the Board of Directors (the "Board"). Through the Talent and Compensation Committee, the Board provides oversight of the Company's policies and strategies relating to talent, leadership and culture, including diversity, equity and inclusion ("DEI"). See **page 31** for information regarding the Board's oversight of human capital.

GLOBAL DIVERSITY, EQUITY AND INCLUSION STRATEGY

We believe that a diverse, equitable and inclusive workplace that mirrors the markets we serve is a strategic business priority and critical to the Company's success. We continue to advance our DEI initiatives inside our Company as well as in the communities we call home. We have developed our DEI plans with permanence in mind, while being open to evolving our plans as we continue to make progress toward our aspirations.

Our DEI strategy comprises three long-term ambitions:

1 Create a workforce that mirrors the markets we serve

2 Enable an inclusive culture where our employees thrive

3 Advance equity within our business, communities and the marketplace

In 2022, we continued to pursue these ambitions by:



Create a workforce that mirrors the markets we serve

Enable an inclusive culture where our employees thrive

Advance equity within our business, communities and the marketplace

- **Appointing a new Chief Diversity, Equity and Inclusion Officer** to work closely with the Executive Leadership Team, Board and networked team of leaders as well as to collaborate with The Coca-Cola Foundation and partners across Company functions, including Global Supplier Diversity, Legal, and Public Affairs, Communications & Sustainability.

- **Developing an Inclusion Index** based on specific inclusion-related questions in our annual Culture & Engagement Survey. Responses to these questions serve as a baseline for an Inclusion Index we are developing that will reflect employee sentiment about belonging, fairness, respect and psychological safety, as well as conditions and behaviors that create an inclusive environment at our Company.

- **Reconfirming our commitment to pay equity** by completing our annual pay equity analysis with respect to gender globally and race/ethnicity in the U.S. and adjusting base pay when appropriate.

- **Introducing quantitative and qualitative components into our executive compensation programs** to promote progress toward our DEI aspirations, as well as to encourage the design and implementation of sustainable DEI strategies and programs.

- **Supporting the launch of three new Equity Accountability Councils ("EAC") in the North America operating unit,** which guide community engagement and investment, with an emphasis on economic equity. The new Asian Pacific, Black and Hispanic EACs are designed to drive quality of life improvements in under-resourced communities through economic mobility, financial stability and the well-being of individuals and households.

- **Supporting crowdfunding for women and minority-owned small businesses** as a founding sponsor of Rise Up Crowdfunding, an equity crowdfunding platform focused on women and minority-owned businesses. The platform connects diverse startups with investors to expand access to capital while also providing business management resources and coaching.

8 | THE COCA-COLA COMPANY
2023 PROXY STATEMENT | Notice of 2023 Annual
Meeting of Shareowners | Letter from Our Chairman
and Chief Executive Officer | **Refresh the World.
Make a Difference.**

Sustainability

Our sustainability goals are embedded in how we operate as a business. Our sustainability strategies enable the Company to proactively respond to consumer preferences and address emerging challenges, building greater resilience in our business to withstand future changes. In everything we do, we aim to create a more sustainable business and better shared future that make a difference in people's lives, the communities we serve and the planet. We recognize that the sustainability of our business is directly linked to the communities and ecosystems in which we operate, and that is why our approach is guided by our purpose: to refresh the world and make a difference.

Our sustainability priorities cover the following areas: water stewardship; reducing added sugar; packaging; climate; sustainable agriculture; and people and communities. Through internal and external stakeholder engagement, we have identified the highest-priority issues for the Company, allowing us to grow our business while mitigating risk. Working collaboratively with our bottling partners and stakeholders at every stage of our value chain, we look to integrate sustainability considerations into our daily actions.



Water Stewardship

We strive to replenish water back to nature and communities, improve efficiency and treat wastewater to high standards. Our ability to grow our business as well as communities' capacity to thrive depends on access to clean water resources. We know local water resources are impacted by changing weather patterns and climate change. That is why our 2030 Water Security Strategy seeks to build greater resilience in the watersheds where scarcity impacts our business, supply chain and communities.



Reducing Added Sugar

We are building a total beverage company, which includes offering more choices with less sugar, reducing packaging sizes and providing clear nutrition information. We are listening to consumers, and we understand that people around the world have an increased interest in managing the foods and beverages they consume. Within our portfolio of brands, we are taking action to reduce added sugar by offering consumers more choices with less added sugar, reducing packaging sizes to enable portion control, and promoting our low- and no-calorie beverages, all while responsibly marketing our products and providing clear nutrition information so our consumers can make informed choices.



Packaging

Our vision is to make packaging part of a circular economy, thereby keeping it out of landfills and our environment. Our World Without Waste program focuses on creating a circular economy for our packaging materials, which means designing waste out and ensuring that our packages are reused and recycled. By using more recycled content, developing plant-based materials, lightweighting our packages and expanding our refillable business model while increasing collection of empty bottles, we are reducing emissions and delivering against both our climate and waste reduction goals since packaging accounts for approximately 30% of our overall carbon footprint.



Climate

We look for ways to reduce carbon emissions across the Coca-Cola value chain. We are reducing carbon emissions across our system by interconnecting our sustainability goals across the Coca-Cola system and value chain. After achieving our 2020 "drink in your hand" goal to reduce relative carbon emissions by 25% against a 2010 baseline, we have taken it a step further and set a science-based target to reduce greenhouse gas emissions by 25% across the entire value chain by 2030 as compared to a 2015 baseline.



Sustainable Agriculture

Our goal is to source our priority ingredients sustainably. The agricultural ingredients we use to produce our beverages require significant water resources, produce greenhouse gases, and involve millions of farmers in their value chains. By working with our suppliers to reduce water use, implement regenerative farm practices that protect land and watersheds and ensuring that our Supplier Guiding Principles are being respected, we are enabling the natural ecosystem to sequester carbon — all while building resilience to temperature changes and enabling economic empowerment for rural communities.



People & Communities

We aim to improve people's lives and create a better shared future for our communities and the planet. From ingredient sourcing to packaging recovery to creating local economic opportunities, we strive to create shared value through growth, with an ongoing focus on building inclusion and increasing people's access to equal opportunities.

To learn more about the Company's sustainability efforts, including our comprehensive goals, please view our Business & Sustainability Report on the Company's website, by visiting **www.coca-colacompany.com/sustainability.**



The Board, through the Corporate Governance and Sustainability Committee, oversees the Company's sustainability strategies and initiatives, including the Company's short- and long-term goals. See **page 31** for information regarding the Board's oversight of sustainability matters.

4 Voting Roadmap

1 Election of Directors

The Board of Directors and the Corporate Governance and Sustainability Committee believe that the 13 Director nominees possess the necessary qualifications and experiences to provide quality advice and counsel to the Company's management and effectively oversee the business and the long-term interests of shareowners.

 **Our Board recommends a vote FOR each Director nominee**

See **page 12** for further information

2 Advisory Vote to Approve Executive Compensation

The Company seeks a non-binding advisory vote to approve the compensation of its Named Executive Officers as described in the Compensation Discussion and Analysis beginning on **page 53** and the Compensation Tables beginning on **page 70**.

 **Our Board recommends a vote FOR this item**

See **page 50** for further information

3 Advisory Vote on the Frequency of Future Advisory Votes to Approve Executive Compensation

Shareowners are being provided the opportunity to vote on how often they believe we should hold an advisory vote to approve executive compensation in the future. The frequency options are to hold the advisory vote to approve executive compensation each year, every two years or every three years. The Board believes that an annual advisory vote on executive compensation is the most appropriate policy for our shareowners and the Company at this time, which is consistent with current practice.

 **Our Board recommends a vote for ONE YEAR**

See **page 91** for further information

4 Ratification of the Appointment of Ernst & Young LLP as Independent Auditors

The Board of Directors and the Audit Committee believe that the retention of Ernst & Young LLP to serve as the Independent Auditors for the fiscal year ending December 31, 2023 is in the best interests of the Company and its shareowners. As a matter of good corporate governance, shareowners are being asked to ratify the Audit Committee's selection of the Independent Auditors.

 **Our Board recommends a vote FOR this item**

See **page 95** for further information

5-9 Shareowner Proposals

Five proposals were submitted by shareowners:

- Proposal requesting an audit of the Company's impact on nonwhite stakeholders
- Proposal requesting a global transparency report
- Proposal regarding political expenditures values alignment
- Proposal requesting an independent Board chair policy
- Proposal requesting a report on risks from state policies restricting reproductive rights

If a shareowner proponent, or a representative who is qualified under state law, is present and submits a proposal for a vote, then the proposal will be voted on at the 2023 Annual Meeting.

 **Our Board recommends a vote AGAINST each of the shareowner proposals**

See **page 98** for further information

10 THE COCA-COLA COMPANY
2023 PROXY STATEMENT

Notice of 2023 Annual
Meeting of Shareowners

Letter from Our Chairman
and Chief Executive Officer

Refresh the World.
Make a Difference.





We value the input you provide to us throughout the year through our ongoing shareowner engagement efforts.

5 Governance

Letter from Our Lead Independent Director

DEAR FELLOW SHAREOWNERS:

On behalf of our entire Board of Directors, I am pleased to present our annual Proxy Statement and to report on some of the key issues you'll find in this document.

Our business had a successful year in 2022. We have once again demonstrated delivering value to shareowners, as we recently announced our 61st consecutive dividend increase.

Our Board is here to help oversee the ongoing success of our business. As our business evolves, so does the Board. Through our ongoing Board refreshment process, we continue to maintain a balance of skills, tenure and diversity among our Directors. This year, we continued this process by welcoming Carolyn Everson to the Board and nominating Amity Millhiser for election at the upcoming Annual Meeting of Shareowners, who, if elected, will join the Board in July after her retirement from her current role. Carolyn and Amity each bring valuable skills and perspective to the Board and I am excited for their contributions.

In the past five years, assuming the election of Ms. Millhiser, five new Directors have joined the Board, and six Directors have rolled off. Our Director nominees' average tenure is 8 years, the average age is 63.1, and 31% of the Board is racially or ethnically diverse. I am extremely proud that we also achieved gender parity in 2022, with six women on our 12-member Board.

The Directors standing for election have deep and varied experiences related to matters that are key to our business success. These include experience in finance, risk oversight, executive leadership, government, our industry, marketing, innovation, technology, emerging markets, strategy development and sustainability. Their profiles begin on **page 18**.

We also prioritize a focus on the Board's processes and structures to ensure they remain effectively designed to help us meet our objectives. To this end, we have made changes to our Board committee structure to streamline oversight responsibilities. Effective February 2023, the work of the ESG and Public Policy Committee and the Committee on Directors and Corporate Governance was merged into a single committee, which was renamed the "Corporate Governance and Sustainability Committee."

> ❝ Our Board believes that ensuring strong, independent Board leadership is a crucial requirement to build long-term shareowner value. ❞

As your Lead Independent Director, I am actively engaged with James Quincey in a partnership to ensure we remain strategically positioned to successfully grow our business.

We value the input you provide to us throughout the year through our ongoing shareowner engagement efforts. I look forward to continuing to serve as a key point of contact at the Board level for shareowners.

One of the important ways shareowners provide feedback is through the annual advisory vote on compensation. We take this vote seriously. Last year we had an outcome that was significantly lower than what we've typically received, and the Board oversaw important investor outreach to ensure we understood and responded to your feedback. We report on this more fully in the Compensation Discussion and Analysis section of this Proxy Statement, which begins on **page 53**.

Finally, we recognize that Board leadership structure is an important issue for many shareowners. Our Board believes that ensuring strong, independent Board leadership is a crucial requirement to build long-term shareowner value. Every year, I lead an executive session of non-management Directors to consider whether the position of Chair should be held by the CEO or by a separate individual. Today, we believe the Company's Board leadership structure with a combined Chair and CEO, balanced by a strong Lead Independent Director, will deliver the best results. We discuss this more fully on **page 33** of this Proxy Statement.

Thank you for your support and for your interest and investment in The Coca-Cola Company.

**MARIA ELENA LAGOMASINO,
Lead Independent Director**

12 THE COCA-COLA COMPANY
2023 PROXY STATEMENT
Notice of 2023 Annual Meeting of Shareowners
Letter from Our Chairman and Chief Executive Officer
Refresh the World. Make a Difference.



1 Election of Directors

WHAT AM I VOTING ON?

The Board of Directors, upon the recommendation of the Corporate Governance and Sustainability Committee, has nominated the following 13 individuals for election to the Board for a one-year term. If elected, each Director nominee will hold office until the 2024 Annual Meeting of Shareowners and until his or her successor is elected and qualified.

- Herb Allen
- Marc Bolland
- Ana Botín
- Christopher C. Davis
- Barry Diller
- Carolyn Everson
- Helene D. Gayle
- Alexis M. Herman
- Maria Elena Lagomasino
- Amity Millhiser
- James Quincey
- Caroline J. Tsay
- David B. Weinberg

The Board of Directors recommends a vote FOR each nominee

The Board currently has 12 members. Upon recommendation of the Corporate Governance and Sustainability Committee, the Board has nominated the 13 individuals named above for election at the 2023 Annual Meeting of Shareowners.

Coca-Cola

* Ms. Millhiser not pictured.

Each of the Director nominees was elected by the shareowners at the 2022 Annual Meeting of Shareowners, except for Ms. Everson and Ms. Millhiser. Mses. Everson and Millhiser were identified as potential Directors by the former Committee on Directors and Corporate Governance, which determined that each was qualified under the committee's criteria. Ms. Everson joined the Board in July 2022, and Ms. Millhiser, subject to election at the 2023 Annual Meeting, will join the Board effective July 1, 2023, after her retirement from her current role. All nominees are independent under the New York Stock Exchange (the "NYSE") corporate governance rules, except for James Quincey, our Chairman and Chief Executive Officer (see Director Independence and Related Person Transactions beginning on **page 45**).



We have no reason to believe that any of the nominees will be unable or unwilling to serve, if elected. However, if any nominee should become unable for any reason or unwilling for good cause to serve, proxies may be voted for another person nominated as a substitute by the Board, or the Board may reduce the number of Directors.

Our 2023 Director Nominees



JAMES QUINCEY, 58
Chairman and Chief Executive Officer,
The Coca-Cola Company
Tenure: 6 years
Other Public Boards: 1
Committee Membership
(E)

DAVID B. WEINBERG, 71
Chairman and Chief Executive Officer,
Judd Enterprises, Inc.
Tenure: 8 years
Other Public Boards: 0
Committee Membership
(A) (G)

HERB ALLEN, 55
President, Allen & Company LLC
Tenure: 1 year
Other Public Boards: 1 (alternate)
Committee Membership
(G) (F)

CAROLINE J. TSAY, 41
Technology Company Advisor/
Limited Partner of Venture
Capital Funds
Tenure: 5 years
Other Public Boards: 1
Committee Membership
(A)

MARC BOLLAND, 63
Chairman, Blackstone Europe
Tenure: 8 years
Other Public Boards: 1
Committee Membership
(A)

INDEPENDENCE

12
out of 13
Directors

(A) Audit Committee

(T) Talent and
Compensation
Committee

(G) Corporate
Governance and
Sustainability
Committee

(F) Finance Committee

(E) Executive
Committee

● Chair
○ Member

AMITY MILLHISER, 59
Vice Chair,
PricewaterhouseCoopers LLP
Tenure: Nominee[3]
Other Public Boards: 0
Committee Membership
(A)

ANA BOTÍN, 62
Executive Chair, Banco Santander, S.A.
Tenure: 10 years
Other Public Boards: 2[1]
Committee Membership
(G) (F)

**MARIA ELENA
LAGOMASINO, 73**
Lead Independent Director
Chief Executive Officer and
Managing Partner, WE Family Offices
Tenure: 14 years
Other Public Boards: 1
Committee Membership
(T) (G) (E)

CHRISTOPHER C. DAVIS, 57
Chairman, Davis Selected Advisers, L.P.
Tenure: 5 years
Other Public Boards: 5[2]
Committee Membership
(A) (F)

ALEXIS M. HERMAN, 75
Chair and Chief Executive Officer,
New Ventures LLC
Tenure: 15 years
Other Public Boards: 2
Committee Membership
(T) (G)

BARRY DILLER, 81
Chairman and Senior Executive,
IAC Inc. and Expedia Group, Inc.
Tenure: 21 years
Other Public Boards: 3
Committee Membership
(G) (F) (E)

HELENE D. GAYLE, 67
President, Spelman College
Tenure: 10 years
Other Public Boards: 2
Committee Membership
(T)

CAROLYN EVERSON, 51
Senior Advisor, Permira
Tenure: 7 months
Other Public Boards: 2
Committee Membership
(T)

[1] Includes Banco Santander, S.A. and its wholly owned subsidiary, Santander Holdings USA, Inc.

[2] Includes investment company directorships in Selected Funds, Davis Funds and Clipper Funds Trust, three fund complexes which are advised by Davis Selected Advisers, L.P. and other entities controlled by Davis Selected Advisers, L.P.

[3] If elected, Ms. Millhiser will join the Board on July 1, 2023 after her retirement from her current role, at which time she will join the Audit Committee.

14 THE COCA-COLA COMPANY
2023 PROXY STATEMENT

Notice of 2023 Annual
Meeting of Shareowners

Letter from Our Chairman
and Chief Executive Officer

Refresh the World.
Make a Difference.

Snapshot of 2023 Director Nominees*

BUILDING THE RIGHT BOARD FOR THE COCA-COLA COMPANY

Nominee Demographics

The Board strives to maintain an appropriate balance of tenure, diversity and skills on the Board. In 2022, the Board achieved a significant milestone by achieving gender parity.



DIVERSITY

- **54%** Women
- **40%** Women Committee Chairs
- **31%** Ethnic/Racial Diversity
- **23%** Citizen of Another Country

AGE

Average **63.1** years

- **6** ≤60 Years
- **4** >70 Years
- **3** 61-70 Years

TENURE

Average **8** years

- **3** 0-3 Years
- **4** 8-10 Years
- **3** 4-7 Years
- **3** >10 Years

Nominee Attributes and Skills

THE RIGHT ATTRIBUTES TO OVERSEE THE BUSINESS

All Director nominees exhibit:

- High integrity
- An appreciation of multiple cultures
- A commitment to sustainability and to dealing responsibly with social issues
- Innovative thinking
- A proven record of success
- Knowledge of corporate governance requirements and practices

THE RIGHT SKILLS TO GUIDE OUR BUSINESS STRATEGY AND CONSTRUCTIVELY CHALLENGE MANAGEMENT

 **13** out of 13 High Level of Strategic and Financial Experience

 **8** out of 13 Marketing Experience

 **7** out of 13 Innovation/ Technology Experience

 **11** out of 13 Broad International Exposure/Emerging Market Experience

 **8** out of 13 Sustainability Experience

 **7** out of 13 Governmental or Geopolitical Expertise

 **13** out of 13 Risk Oversight/ Management Expertise

 **5** out of 13 Extensive Knowledge of the Company's Business and/or Industry

 **13** out of 13 Relevant Senior Leadership/Chief Executive Officer Experience

* Director data assumes election of all Director nominees. Age and tenure measured as of this Proxy Statement, March 10, 2023.

Governance Highlights

We are committed to good corporate governance, which promotes the long-term interests of shareowners, strengthens Board and management accountability, and helps build public trust in the Company. Our governance framework includes the following highlights:

BOARD PRACTICES

- 12 of 13 Director nominees independent
- Demonstrated commitment to Board refreshment (in past five years, assuming election of all current nominees, five new Directors have joined and six Directors have rolled off the Board)
- Demonstrated commitment to periodic committee refreshment and committee chair succession (since 2019, new chairs have been appointed on four of our committees)
- Robust Director nominee selection process
- Regular Board, committee and Director evaluations
- Annual election of Directors with majority voting standard
- Lead Independent Director elected by the independent Directors, with robust duties and oversight responsibilities
- Independent Audit, Compensation, Governance and Finance Committees
- Regular executive sessions of non-employee Directors
- Strategy and risk oversight by full Board and committees
- Regular review and assessment of committee responsibilities

SHAREOWNER MATTERS

- Long-standing, active shareowner engagement
- Annual "say-on-pay" advisory vote
- Majority voting with resignation policy for Directors in uncontested elections
- Proxy access right
- Shareowner right to call special meetings

OTHER BEST PRACTICES

- Long-standing commitment to sustainability matters
- Board oversight of human capital management, including culture and DEI
- Transparent public policy engagement
- Stock ownership guidelines for executive officers and stock holding requirements for Directors
- Anti-hedging, anti-short sale and anti-pledging policies
- Clawback policy for incentive awards

Board Membership Criteria

The Board and the Corporate Governance and Sustainability Committee believe that there are general qualifications that all Directors must exhibit and other key qualifications and experiences that should be represented on the Board as a whole but not necessarily by each individual Director.

QUALIFICATIONS REQUIRED OF ALL DIRECTORS

The Board and the Corporate Governance and Sustainability Committee require that each Director be a recognized person of high integrity with a proven record of success in his or her field and be able to devote the time and effort necessary to fulfill his or her responsibilities to the Company. Each Director must demonstrate innovative thinking, familiarity with and respect for corporate governance requirements and practices, an appreciation of multiple cultures, and a commitment to sustainability and to dealing responsibly with social issues. In addition, potential Director candidates are interviewed to assess intangible qualities, including the individual's ability to ask difficult questions and, simultaneously, to work collegially.

KEY QUALIFICATIONS AND EXPERIENCES TO BE REPRESENTED ON THE BOARD

The Board has identified key qualifications and experiences that are important to be represented on the Board as a whole, in light of the Company's business strategy and expected future business needs. The table below summarizes how these key qualifications and experiences are linked to our Company's core business needs and priorities.

Core Business Needs and Priorities	Key Qualifications and Experiences
The Company's business is multifaceted and involves **complex financial transactions** in many countries and in many currencies.	**High level of strategic and financial experience**
	Relevant senior leadership/Chief Executive Officer experience
Marketing and innovation are focus areas of the Company's business, and the Company seeks to develop and deploy the world's most effective marketing and innovative products and technology.	**Marketing experience**
	Innovation/technology experience
The Company's business is truly **global and multicultural**, with its products sold in more than 200 countries and territories around the world.	**Broad international exposure/ emerging market experience**
The Company's business requires **compliance with a variety of regulatory requirements** across a number of countries and the ability to maintain relationships with various governmental entities and nongovernmental organizations.	**Governmental or geopolitical expertise**
The Company's business is a complicated global enterprise, and most of the Company's products are **manufactured and sold by bottling partners around the world.**	**Extensive knowledge of the Company's business and/or industry**
The Board's responsibilities include understanding and **overseeing the various risks** facing the Company and ensuring that appropriate policies and procedures are in place to effectively manage risk.	**Risk oversight/management expertise**
As a foundational step in how we conduct business and develop our corporate strategy, our Company focuses on **advancing high-priority sustainability initiatives**, including key initiatives around such issues as sustainable packaging; climate; water stewardship; health and nutrition; human rights; and people and communities, including DEI.	**Sustainability experience**

CONSIDERATION OF DIVERSITY

The Board does not have a specific diversity policy but fully appreciates the value of Board diversity. Diversity is important because having a variety of points of view improves the quality of dialogue, contributes to a more effective decision-making process and enhances overall culture in the boardroom.

16 THE COCA-COLA COMPANY
2023 PROXY STATEMENT

Notice of 2023 Annual
Meeting of Shareowners

Letter from Our Chairman
and Chief Executive Officer

Refresh the World.
Make a Difference.

In evaluating candidates for Board membership, the Board and the Corporate Governance and Sustainability Committee consider many factors based on the specific needs of the business and what is in the best interests of the Company's shareowners. This includes diversity of professional experience, race, ethnicity, gender, age and cultural background. In addition, the Board and the Corporate Governance and Sustainability Committee focus on how the experiences and skill sets of each Director nominee complement those of fellow Director nominees to create a balanced Board with diverse viewpoints and deep expertise.

Director Nomination Process



1

Sources for Candidate Pool

- Directors
- Management
- Shareowners
- Independent search firms
- Self-nominated

2

In-Depth Review by Corporate Governance and Sustainability Committee

- Screen qualifications
- Examine overall Board composition and balance
- Review independence and potential conflicts
- Consider diversity

3

Recommend Slate of Nominees

4

Full Board Review

5

Board Nomination/ Shareowner Election

RESULT

We have nominated five new highly qualified Directors in the past five years.

The Corporate Governance and Sustainability Committee is responsible for recommending to the Board a slate of nominees for election at each Annual Meeting of Shareowners. The Corporate Governance and Sustainability Committee considers a wide range of factors when assessing potential Director nominees. This assessment includes a review of the potential nominee's judgment, experiences, independence, understanding of the Company's business or other related industries, and such other factors as the Committee concludes are pertinent in light of the current needs of the Board. A potential nominee's qualifications are considered to determine whether they meet the qualifications required of all Directors and the key qualifications and experiences to be represented on the Board, as described above. Further, the Corporate Governance and Sustainability Committee assesses how each potential nominee would impact the skills and experiences represented on the Board as a whole in the context of the Board's overall composition and the Company's current and future needs.

BOARD COMPOSITION AND REFRESHMENT

When recommending to the Board the slate of Director nominees for election at the Annual Meeting of Shareowners, the Corporate Governance and Sustainability Committee strives to maintain an appropriate balance of tenure, diversity and skills on the Board.

The Board believes that refreshment, including periodic committee rotation, is important to help ensure that Board composition is aligned with the needs of the Company and the Board as our business evolves over time, and that fresh viewpoints and perspectives are regularly considered. The Board also believes that over time Directors develop an understanding of the Company and an ability to work effectively as a group. Because this provides significant value, a degree of continuity year-over-year is beneficial to shareowners and generally should be expected.

Directors are elected each year, at the Annual Meeting of Shareowners, to hold office until the next Annual Meeting of Shareowners and until their successors are elected and qualified. Because term limits could cause the loss of experience or expertise important to the optimal operation of the Board, there are no absolute limits on the length of time that a Director may serve, but the Corporate Governance and Sustainability Committee and the Board consider the tenure of Directors as one of several factors in nomination decisions. In addition, the Corporate Governance and Sustainability Committee evaluates the qualifications and performance of each incumbent Director before recommending the nomination of that Director for an additional term. Furthermore, pursuant to our Corporate Governance Guidelines, Directors whose job responsibilities change or who reach the age of 74 are asked to submit a letter of resignation to the Board. These letters are considered by the Board and, if applicable, annually thereafter. The Corporate Governance and Sustainability Committee has reviewed the Director nominees who were 74 years of age or older and determined to recommend them for reelection based on their skills, qualifications and experiences.

SHAREOWNER-RECOMMENDED DIRECTOR CANDIDATES

Shareowners who would like the Corporate Governance and Sustainability Committee to consider their recommendations for nominees for the position of Director should submit their recommendations in writing by mail to the Corporate Governance and Sustainability Committee in care of the Office of the Secretary, The Coca-Cola Company, P.O. Box 1734, Atlanta, Georgia 30301 or by email to **asktheboard@coca-cola.com**. Recommendations by shareowners that are made in accordance with these procedures will receive the same consideration by the Corporate Governance and Sustainability Committee as other suggested nominees.

SHAREOWNER-NOMINATED DIRECTOR CANDIDATES

We have a "Proxy Access for Director Nominations" by-law. The proxy access by-law permits a shareowner, or a group of up to 20 shareowners, owning 3% or more of the Company's outstanding Common Stock continuously for at least three years to nominate and include in the Company's proxy materials Director nominees constituting up to two individuals or 20% of the Board (whichever is greater), provided that the shareowner(s) and the nominee(s) satisfy the requirements specified in Article I, Section 12 of our By-Laws. See question 30 on **page 123** for more information.

MAJORITY VOTING STANDARD AND DIRECTOR RESIGNATION POLICY

Our By-Laws provide that, in an election of Directors where the number of nominees does not exceed the number of Directors to be elected, each Director must receive the majority of the votes cast with respect to that Director. If a Director does not receive a majority vote, he or she has agreed that he or she would submit a letter of resignation to the Board. The Corporate Governance and Sustainability Committee would make a recommendation to the Board on whether to accept or reject the resignation, or whether other action should be taken. The Board would act on the resignation taking into account the recommendation of the Corporate Governance and Sustainability Committee, which would include consideration of the vote and any relevant input from shareowners. The Board would publicly disclose its decision and its rationale within 100 days of the certification of the election results. The Director who tenders his or her resignation would not participate in the decisions of the Corporate Governance and Sustainability Committee or the Board that concern the resignation.

18 THE COCA-COLA COMPANY
2023 PROXY STATEMENT

Notice of 2023 Annual
Meeting of Shareowners

Letter from Our Chairman
and Chief Executive Officer

Refresh the World.
Make a Difference.

Biographical Information About Our Director Nominees

Included in each Director nominee's biography that follows is a description of five key qualifications and experiences of such nominee. Many of our Director nominees have more than five qualifications, and the aggregate number for all Director nominees is reflected on **page 14**. The Board and the Corporate Governance and Sustainability Committee believe that the combination of the various qualifications and experiences of the Director nominees would contribute to an effective and well-functioning Board and that, individually and as a whole, the Director nominees possess the necessary qualifications to provide effective oversight of the business and quality advice and counsel to the Company's management.



Herb Allen   INDEPENDENT

Age: 55   **Director since: 2021**   **Committees:** (G) (F)

CAREER HIGHLIGHTS

Allen & Company LLC, private investment banking firm focused on media, entertainment, technology and other innovative industries

Since 2002	President
1993-2002	Executive Vice President and Managing Director of Allen & Company Incorporated, the predecessor to the investment banking business of Allen & Company LLC

PUBLIC BOARD MEMBERSHIPS

Current Public Company Boards:

Since 2002   Grupo Televisa, S.A.B. (Alternate)

Previous Public Company Boards (Past Five Years):

2000-2022   Coca-Cola FEMSA, S.A.B. de C.V. (Alternate)

KEY QUALIFICATIONS AND EXPERIENCES

 **High Level of Strategic and Financial Experience** Extensive experience supervising business operations, including providing strategic and financial advisory and investment banking services to public and private companies at Allen & Company LLC. Supervises Allen & Company LLC's principal financial and accounting officers on all matters related to the firm's financial position and results of operations as well as the presentation of its financial statements.

 **Relevant Senior Leadership/Chief Executive Officer Experience** President of Allen & Company LLC, a privately held investment banking firm, and its affiliate, Allen Investment Management LLC, a privately held investment advisory firm, since 2002.

 **Innovation/Technology Experience** Extensive entrepreneurial experience overseeing investments by Allen & Company LLC into early-stage companies focusing on technologies, including e-commerce, data analytics, cybersecurity, artificial intelligence, biotechnology and SaaS technologies.

 **Broad International Exposure/Emerging Market Experience** Considerable international experience as President of Allen & Company LLC working with international clients on mergers and acquisitions, capital markets and other advisory assignments with a focus on European and Latin American clients.

 **Risk Oversight/Management Expertise** Extensive risk and management experience as President of Allen & Company LLC, including overseeing and assessing the performance of companies and public accountants with respect to matters related to the preparation, audit and evaluation of financial statements.

● Chair   (A) Audit Committee   (T) Talent and Compensation Committee   (G) Corporate Governance and Sustainability Committee

○ Member   (F) Finance Committee   (E) Executive Committee



Marc Bolland   INDEPENDENT

Age: 63   **Director since: 2015**   **Committees:**  A

CAREER HIGHLIGHTS

Blackstone Inc., one of the world's leading investment firms

Since January 2022	Chairman, Blackstone Europe
Since 2019	Chairman of The Blackstone Group International Partners LLP
September 2016 to January 2022	Head of European Portfolio Operations

Marks & Spencer Group p.l.c., an international, multi-channel retailer based in the U.K.

May 2010 to April 2016	Chief Executive Officer and Director

WM Morrison Supermarkets PLC, a leading supermarket chain in the U.K.

September 2006 to April 2010	Chief Executive Officer and Director

Heineken N.V., one of the world's largest brewers

2005 to 2006	Chief Operating Officer
2001 to 2006	Executive board member
1999 to 2001	Managing Director of subsidiary Heineken Export Group Worldwide
1995 to 1998	Managing Director of subsidiary Heineken Slovensko
1987	Started his career at Heineken N.V. in the Netherlands

PUBLIC BOARD MEMBERSHIPS

Current Public Company Boards:

Since 2016   Exor N.V.

Previous Public Company Boards (Past Five Years):

2016-2020   International Consolidated Airlines Group, S.A.

KEY QUALIFICATIONS AND EXPERIENCES

 **High Level of Strategic and Financial Experience** Extensive operational, strategic and financial experience as Chief Executive Officer of Marks & Spencer Group p.l.c., Chief Executive Officer of WM Morrison Supermarkets PLC, Chief Operating Officer of Heineken N.V. and Head of European Portfolio Operations of Blackstone Inc., all public companies, including as current Chairman of Blackstone Europe.

 **Broad International Exposure/Emerging Market Experience** Served as lead non-executive director of the U.K. Department for International Development from 2018-2020; led international expansion of Marks & Spencer Group p.l.c.; and held several international management positions while at Heineken N.V.

 **Extensive Knowledge of the Company's Business and/ or Industry** Nineteen years in the global beverage industry, with significant operations experience, including service as Chief Operating Officer of Heineken N.V. Ten years of experience in the retail industry, including service as Chief Executive Officer of a supermarket chain in the U.K.

 **Risk Oversight/Management Expertise** Extensive experience overseeing risk as Chief Executive Officer of Marks & Spencer Group p.l.c. and WM Morrison Supermarkets PLC, as Chief Operating Officer of Heineken N.V. and as a Director of International Consolidated Airlines Group, S.A., which offers international and domestic air passenger and cargo transportation services. Additional risk management experience as head of European Portfolio Operations of Blackstone Inc., one of the world's leading investment firms, as Chairman of The Blackstone Group International Partners LLP, a subsidiary, which acts as a sub-advisor to Blackstone U.S. affiliates in relation to the investment and re-investment of Europe, Middle East and Africa-based assets of Blackstone funds, and as Chairman of Blackstone Europe.

 **Sustainability Experience** Chair of Polymateria, a privately owned British company specializing in breakthrough plastic biotransformation technology, since September 2019. Won "World Sustainable Retailer of the Year" three times while CEO of Marks & Spencer Group p.l.c. Founder of the Movement to Work charity, which has provided over 100,000 underprivileged young people with work experience.

● Chair   (A) Audit Committee   (T) Talent and Compensation Committee   (G) Corporate Governance and Sustainability Committee

○ Member   (F) Finance Committee   (E) Executive Committee

20 THE COCA-COLA COMPANY
2023 PROXY STATEMENT

Notice of 2023 Annual
Meeting of Shareowners

Letter from Our Chairman
and Chief Executive Officer

Refresh the World.
Make a Difference.



Ana Botín INDEPENDENT

Age: 62   Director since: 2013   Committees: (G) (F)

CAREER HIGHLIGHTS

Banco Santander, S.A., a leading retail and commercial bank with a global presence based in Spain

Since September 2014	Executive Chair
December 2010 to September 2014	Chief Executive Officer of subsidiary Santander UK plc, a large retail and commercial bank based in the U.K.
2002 to 2010	Executive Chair of subsidiary Banco Español de Crédito, S.A.
1988	Joined Banco Santander, S.A. where she directed its Latin American expansion during the 1990s and was responsible for the Latin American Corporate Banking, Asset Management and Treasury division

JP Morgan, a financial services firm with operations worldwide

1981 to 1988	Started her over 40-year career in the banking industry at JP Morgan in New York

PUBLIC BOARD MEMBERSHIPS

Current Public Company Boards:

Since 1989	Banco Santander, S.A.
Since 2019	Santander Holdings USA, Inc., a wholly owned subsidiary of Banco Santander, S.A.

Previous Public Company Boards (Past Five Years):

2010-2021	Santander UK plc
2014-2021	Santander UK Group Holdings plc

KEY QUALIFICATIONS AND EXPERIENCES

High Level of Strategic and Financial Experience
Internationally recognized expert in the investment banking industry with knowledge of global macroeconomic issues. Over 40 years of experience in investment and commercial banking.

Relevant Senior Leadership/Chief Executive Officer Experience Executive Chair of Banco Santander, S.A. since September 2014 and Chief Executive Officer of Santander UK plc from 2010 to September 2014.

Broad International Exposure/Emerging Market Experience Executive Chair of Banco Santander, S.A., a global financial institution with operations in Europe, North America, Latin America and Asia. Board member of the Institute of International Finance, a global association of the financial industry, since 2015 and Chair since January 2023. Co-founder and Chair of Fundación Empresa y Crecimiento, which finances small and medium-sized companies in Latin America. Founder and President of Fundación Empieza Por Educar, the Spanish member of the global Teach for All network.

Governmental or Geopolitical Expertise Extensive experience with the regulatory framework applicable to banking institutions throughout the globe. President of the European Banking Federation from 2021 to February 2023. From 2020 to 2022, Vice Chair of the Executive Committee of the World Business Council of Sustainable Development, a CEO-led community of over 200 of the world's leading sustainable businesses that works closely with a number of non-governmental organizations.

Risk Oversight/Management Expertise Extensive experience from her work with Banco Santander, S.A., Santander UK plc and Banco Español de Crédito, S.A. in the oversight and management of risk associated with retail and commercial banking activities. Experience with the regulated insurance industry as director of Assicurazioni Generali S.p.A., a global insurance company based in Italy, from 2004 to 2011.



Christopher C. Davis INDEPENDENT

Age: 57   Director since: 2018   Committees: (A) (F)

CAREER HIGHLIGHTS

Davis Selected Advisers, L.P. (referred to jointly with Davis Selected Advisers–NY, Inc., its registered investment advisory subsidiary, as "Davis Advisors"), an independent investment management firm that oversees approximately $20 billion in assets, including ETFs, mutual funds, variable annuities and separately managed accounts

Since 1997	Chairman
1995	Became a portfolio manager of the firm's flagship funds, Davis New York Venture Fund and Selected American Shares
1989	Joined Davis Advisors as a financial analyst

PUBLIC BOARD MEMBERSHIPS

Current Public Company Boards:

Since 2021	Berkshire Hathaway Inc.
Since 2014	Trustee of Clipper Funds Trust (consisting of one portfolio)
Since 2006	Graham Holdings Company
Since 1998	Selected Funds (consisting of two portfolios)
Since 1997	Davis Funds (consisting of 13 portfolios)

Previous Public Company Boards (Past Five Years):

None

KEY QUALIFICATIONS AND EXPERIENCES

High Level of Strategic and Financial Experience
More than 30 years of experience in investment management and securities research at Davis Advisors. Also serves as a portfolio manager for the Davis Large Cap Value Portfolios and a member of the research team for other portfolios.

Relevant Senior Leadership/Chief Executive Officer Experience Serves as Chairman of Davis Selected Advisers, L.P. ("Selected Advisers"), and as a Director and officer of several mutual funds advised by Selected Advisers, as well as other entities controlled by Selected Advisers.

Marketing Experience Under the leadership of Mr. Davis, Selected Advisers is widely recognized as a premier investment manager serving individual investors worldwide, identifying investment opportunities both within and outside the United States in developed and developing markets and providing investors access to these investment opportunities.

Broad International Exposure/Emerging Market Experience Under the leadership of Mr. Davis, Selected Advisers seeks investment growth opportunities and diversification potential that international companies in both developed and developing markets provide.

Risk Oversight/Management Expertise Extensive experience evaluating strategic investments and transactions and managing risk against the volatility of equity markets during his more than 30-year career at Davis Advisors. Serves on the Audit Committee and as lead independent director of Graham Holdings Company and serves on the Audit Committee of Berkshire Hathaway Inc.

● Chair	(A) Audit Committee	(T) Talent and Compensation Committee	(G) Corporate Governance and Sustainability Committee
○ Member	(F) Finance Committee	(E) Executive Committee	



Barry Diller INDEPENDENT

Age: 81 **Director since: 2002** **Committees:** G F E



CAREER HIGHLIGHTS

IAC Inc., a leading media and Internet company

Since December 2010	Chairman and Senior Executive
August 1995 to November 2010	Chairman and Chief Executive Officer of the company and its predecessor companies

Expedia Group, Inc., an online travel company

Since August 2005	Chairman and Senior Executive

TripAdvisor, Inc., an online travel company

April 2013 to March 2017	Special Advisor
December 2011 to April 2013	Board member
December 2011 to December 2012	Chairman and Senior Executive when the company was spun off from Expedia, Inc.

Live Nation Entertainment, Inc., a leading live entertainment company

January 2010 to January 2011	Board member
January 2010 to October 2010	Non-executive Chairman

PUBLIC BOARD MEMBERSHIPS

Current Public Company Boards:

Since 2020 MGM Resorts International

Since 2005 Expedia Group, Inc.

Since 1995 IAC Inc.

Previous Public Company Boards (Past Five Years):

None

KEY QUALIFICATIONS AND EXPERIENCES



High Level of Strategic and Financial Experience
Extensive experience in financings, mergers, acquisitions, investments and strategic transactions, including transactions with Silver King Broadcasting, QVC, Inc., Ticketmaster Entertainment, Inc. and Home Shopping Network, Inc. Served on the Finance Committee of Graham Holdings Company.



Relevant Senior Leadership/Chief Executive Officer Experience Serves as Chairman and Senior Executive of IAC Inc. Served as Chief Executive Officer of Fox, Inc. from 1984 to 1992, responsible for the creation of Fox Broadcasting Company, and Fox's motion picture operations. Prior to Fox, served for ten years as Chief Executive Officer of Paramount Pictures Corporation.



Marketing Experience Serves as Chairman and Senior Executive at IAC Inc., comprised of category-leading businesses including Angi Inc., Dotdash Meredith and Care.com, and at Expedia Group, Inc., which markets a variety of leisure and business travel products.



Innovation/Technology Experience Extensive experience in the media and Internet sectors, including experience at IAC Inc., with businesses in the marketing and technology industries, at Expedia Group, Inc., which empowers travelers through technology with tools to efficiently research, plan, book and experience travel, and at TripAdvisor, Inc., which operates the flagship TripAdvisor-branded websites and numerous other travel brands.



Broad International Exposure/Emerging Market Experience Service at IAC Inc., a leading media and Internet company that is home to dozens of popular digital brands and services used by millions of consumers each day, and at online travel company Expedia Group, Inc., and a member of The Business Council.

● Chair
○ Member
(A) Audit Committee
(F) Finance Committee
(T) Talent and Compensation Committee
(E) Executive Committee
(G) Corporate Governance and Sustainability Committee

22 THE COCA-COLA COMPANY
2023 PROXY STATEMENT

Notice of 2023 Annual
Meeting of Shareowners

Letter from Our Chairman
and Chief Executive Officer

Refresh the World.
Make a Difference.



Carolyn Everson   INDEPENDENT

Age: 51   **Director since: 2022**   **Committees:** (T)

CAREER HIGHLIGHTS

Permira, a global private equity firm

| Since December 2022 | Senior Advisor |

Instacart, the leading grocery technology company in North America

| September to December 2021 | President |

Facebook, Inc. (now Meta Platforms, Inc.), an online social media and social networking service

| 2011 to 2021 | Vice President, Global Business Solutions |

Microsoft Corporation, a multinational technology company

| 2010 to 2011 | Vice President, Global Advertising Sales, Strategy and Marketing |

MTV Networks Company, a television programming services company

| 2004 to 2010 | Executive Vice President and Chief Operating Officer for U.S. TV sales |

Primedia Inc., a national TV media agency

| 2001 to 2003 | Vice President and General Manager of several digital businesses |

PUBLIC BOARD MEMBERSHIPS

Current Public Company Boards:

| Since 2023 | Under Armour, Inc. |
| Since 2022 | The Walt Disney Company |

Previous Public Company Boards (Past Five Years):

| 2016-2018 | Hertz Global Holdings, Inc. |
| 2013-2018 | The Hertz Corporation |

KEY QUALIFICATIONS AND EXPERIENCES

 **Marketing Experience** Extensive experience and understanding of marketing and innovation strategies. As President of Instacart, oversaw Instacart's Retail, Business Development and Advertising businesses. As Vice President of Global Business Solutions at Facebook, Inc. (now known as Meta), led the global marketing solutions team focused on top strategic accounts and global agencies and oversaw media strategy, advertising sales and account management. As Vice President of Global Advertising Sales, Strategy and Marketing at Microsoft, led the advertising business across Bing, MSN, Windows Live, Mobile, Gaming Atlas and the Microsoft Media Network. As Executive Vice President and Chief Operating Officer of MTV Networks, oversaw strategic planning, operations and finance for its U.S. Ad Sales department. Prior to MTV, served in roles of increasing responsibility with respect to business development and advertising at Primedia Inc., Zagat Surveys LLC and Walt Disney Imagineering. Serves as a Board member of The Walt Disney Company. Served as Chairman of the Board of Directors of Effie Worldwide, a nonprofit that champions the practice and practitioners of marketing effectiveness globally. In 2015, named to the top of Business Insider's list of the Most Powerful Women in Advertising. Former Director of Creative Artists Agency.

 **Innovation/Technology Experience** Extensive experience in senior operating roles in consumer-facing technology and media companies, including at two of the world's largest technology companies. As Vice President of Global Business Solutions at Facebook, led the company's relationships with top marketers and agencies for its family of apps, including Facebook, Instagram, Messenger and WhatsApp and oversaw the Creative Shop, offering creative guidance on mobile marketing. At MTV Networks, oversaw strategic planning and was responsible for its Direct Response businesses and for Generator, a cross-platform, cross-brand strategic sales and marketing group. Served on the Technology Committee of Hertz Global Holdings, Inc., a global vehicle rental business.

 **Broad International Exposure/Emerging Market Experience** Extensive experience leading at-scale, global consumer technology teams with a focus on growing global partnerships, global agencies and industry-leading business development. As Vice President of Global Business Solutions at Facebook, led a team of over 4,000 people in over 55 countries and was responsible for over $80 billion in revenue. Served as Vice President of Global Advertising Sales, Strategy and Marketing at Microsoft. Member of the Council on Foreign Relations and member of the 2017 Class of Henry Crown Fellows within the Aspen Global Leadership Network at the Aspen Institute. Served as a board member of Hertz Global Holdings, Inc., which, through its subsidiary The Hertz Corporation, operates a global vehicle rental business.

 **Risk Oversight/Management Expertise** Extensive experience overseeing risk associated with leading the development of business, marketing and innovation strategies as Vice President of Global Business Solutions at Facebook, Vice President of Global Advertising Sales, Strategy and Marketing at Microsoft and Executive Vice President and Chief Operating Officer of MTV Networks.

 **Sustainability Experience** Served as Chair of We Day, New York, which encourages and supports young people who are creating transformational social change. At Facebook, oversaw the development of an employee program that prioritized overall well-being to improve employee engagement and performance. Member of the Board of Advisors of Columbia University Irving Medical Center since 2022.



| **Helene D. Gayle** INDEPENDENT | Age: 67   Director since: 2013   Committees:  |

CAREER HIGHLIGHTS

Spelman College, a leading liberal arts college widely recognized as the global leader in the education of women of African descent

| Since 2022 | President |

The Chicago Community Trust, a community foundation dedicated to improving the Chicago region

| October 2017 to 2022 | Chief Executive Officer |

McKinsey Social Initiative, an independent nonprofit organization founded by McKinsey & Company

| July 2015 to September 2017 | Chief Executive Officer |

CARE USA, an international humanitarian and global development organization

| 2006 to 2015 | President and Chief Executive Officer |

Bill & Melinda Gates Foundation, a philanthropic organization

| 2001 to 2006 | Program Director in the Global Health Program |

U.S. Centers for Disease Control and Prevention ("CDC")

| 1984 to 2001 | Started her career in public health at the CDC serving in positions of increasing responsibility, ultimately becoming the Director of the National Center for HIV, STD and TB Prevention in 1995 |

PUBLIC BOARD MEMBERSHIPS

Current Public Company Boards:

| Since 2021 | Palo Alto Networks, Inc. |
| Since 2021 | Organon & Co. |

Previous Public Company Boards (Past Five Years):

| 2020-2022 | GoHealth, Inc. |
| 2010-2021 | Colgate-Palmolive Company |

KEY QUALIFICATIONS AND EXPERIENCES

 **Relevant Senior Leadership/Chief Executive Officer Experience** President of Spelman College. Former Chief Executive Officer of The Chicago Community Trust, former Chief Executive Officer of McKinsey Social Initiative and former President and Chief Executive Officer of CARE USA.

 **Broad International Exposure/Emerging Market Experience** Implemented the McKinsey Social Initiative's Generation program. Experience managing international operations at CARE USA. Helped develop global health initiatives in leadership roles at the CDC and the Bill & Melinda Gates Foundation. Director of Organon & Co., a global health care company whose focus is on women's health as its primary therapy area. Serves on the Board of Trustees of the Center for Strategic and International Studies and the Brookings Institution. Member of the National Academy of Medicine and of the Council on Foreign Relations.

 **Governmental or Geopolitical Expertise** Extensive leadership experience in the global public health and development fields. Served as Chair of the Obama administration's Presidential Advisory Council on HIV/AIDS. Member of the U.S. Department of State's Advisory Committee on International Economic Policy and the Secretary of State's Advisory Committee on Public-Private Partnerships. Served on the President's Commission on White House Fellowships. Achieved the rank of Assistant Surgeon General and Rear Admiral in the U.S. Public Health Service. Serves as a Director of New America and ONE.

 **Risk Oversight/Management Expertise** Extensive risk oversight and management experience with the delivery of emergency relief and long-term international development projects in the global public health field. Former Director of the Federal Reserve Bank of Chicago, which participates in the formulation of monetary policy, one of 12 regional reserve banks across the United States that, together with the Board of Governors in Washington, D.C., serves as the central bank for the United States. Director of Palo Alto Networks, Inc., a global cybersecurity provider. Former Director of GoHealth, Inc., a leading health insurance marketplace and Medicare-focused digital health company.

Sustainability Experience As CEO of The Chicago Community Trust, led the Trust's efforts to close the racial and ethnic wealth gap in the Chicago region. Significant experience in public health initiatives and humanitarian efforts from over 20 years of leadership positions at various nonprofit organizations.

● Chair   (A) Audit Committee   (T) Talent and Compensation Committee   (G) Corporate Governance and Sustainability Committee

○ Member   (F) Finance Committee   (E) Executive Committee

24 THE COCA-COLA COMPANY
2023 PROXY STATEMENT

Notice of 2023 Annual
Meeting of Shareowners

Letter from Our Chairman
and Chief Executive Officer

Refresh the World.
Make a Difference.



Alexis M. Herman   INDEPENDENT

Age: 75   Director since: 2007   Committees: (T) (G)

CAREER HIGHLIGHTS

New Ventures LLC, a risk management consulting firm

| Since 2001 | Chair and Chief Executive Officer |

Toyota Motor Corporation, a multinational automotive manufacturer

| Since 2002 | Chair of the Diversity Advisory Board |

The Coca-Cola Company

| 2001 to 2006 | Chair of the Human Resources Task Force, where Ms. Herman worked with the Company to identify ways to improve its human resources policies and practices following the November 2000 settlement of an employment lawsuit |

U.S. Department of Labor

| 1997 to 2001 | U.S. Secretary of Labor |

PUBLIC BOARD MEMBERSHIPS

Current Public Company Boards:

Since 2003 Entergy Corporation

Since 2002 MGM Resorts International

Previous Public Company Boards (Past Five Years):

2001-2022 Cummins Inc.

KEY QUALIFICATIONS AND EXPERIENCES

 **High Level of Strategic and Financial Experience** Significant strategic and financial experience as Chief Executive Officer of New Ventures LLC and as Chair of the Working Party for the Role of Women in the Economy for the Organisation for Economic Co-operation and Development ("OECD"), an intergovernmental economic organization. Additional financial experience through former service on the Audit Committee of MGM Resorts International, a global hospitality company.

 **Relevant Senior Leadership/Chief Executive Officer Experience** Chief Executive Officer of New Ventures LLC. Former U.S. Secretary of Labor from 1997 to 2001.

 **Governmental or Geopolitical Expertise** Former U.S. Secretary of Labor. Former White House Assistant to President Clinton and Director of the White House Office of Public Liaison. Served as Director of the Labor Department's Women's Bureau under President Jimmy Carter. Former Chief of Staff and former Vice Chair of the Democratic National Committee. Served as a Trustee of the Clinton Bush Haiti Fund and as Chair of the Working Party for the Role of Women in the Economy for the OECD. Serves on the Corporate Social Responsibility Committee for MGM Resorts International.

 **Risk Oversight/Management Expertise** Significant expertise in management and oversight of labor and human relations risks, including handling the United Parcel Service workers' strike in 1997 while U.S. Secretary of Labor. Served as Chair of the Company's Human Resources Task Force following the November 2000 settlement of an employment lawsuit. Served as Lead Director and was a member of the Finance Committee of Cummins Inc. and served as Chair of the Business Advisory Board at Sodexo, Inc.

 **Sustainability Experience** Serves as Chair of Toyota's Diversity Advisory Board. Served as Chair of the Working Party for the Role of Women in the Economy for the OECD. Former U.S. Secretary of Labor.



Maria Elena Lagomasino   INDEPENDENT

Age: 73   Director since: 2008   Committees: (T) (G) (E)
Lead Independent Director since: 2019

CAREER HIGHLIGHTS

WE Family Offices, a global family office serving high net worth families

| Since March 2013 | Chief Executive Officer and Managing Partner |

GenSpring Family Offices, LLC, a wealth management firm and an affiliate of SunTrust Banks, Inc.

| November 2005 to October 2012 | Chief Executive Officer |

JPMorgan Private Bank, a division of JPMorgan Chase & Co., a global financial services firm

| 2001 to 2005 | Chairman and Chief Executive Officer |
| 1983 to 2001 | Various positions in private banking with The Chase Manhattan Bank, including as Managing Director in charge of its Global Private Banking Group |

The Coca-Cola Company

| 2003 to 2006 | Prior service as Director |

PUBLIC BOARD MEMBERSHIPS

Current Public Company Boards:

Since 2015 The Walt Disney Company

Previous Public Company Boards (Past Five Years):

None

KEY QUALIFICATIONS AND EXPERIENCES

 **High Level of Strategic and Financial Experience** Over 39 years of experience in the financial industry and a recognized leader in the wealth management industry. Chief Executive Officer and Managing Partner of WE Family Offices. Former Chief Executive Officer of GenSpring Family Offices, LLC. Founding member of the Institute for the Fiduciary Standard, a nonprofit formed in 2011 to provide research, education and advocacy of the fiduciary standard's importance to investors receiving investment and financial advice.

 **Relevant Senior Leadership/Chief Executive Officer Experience** Serves as Chief Executive Officer of WE Family Offices and served as Chief Executive Officer of GenSpring Family Offices, LLC and JPMorgan Private Bank.

 **Broad International Exposure/Emerging Market Experience** Significant international experience in GenSpring Family Offices, LLC and JPMorgan Private Bank. During her tenure with The Chase Manhattan Bank, served as Managing Director of the Global Private Banking Group, Vice President of private banking in the Latin America region and head of private banking for the western hemisphere. Over 40 years of experience working with Latin America. Exposure to international issues as a former Board member of the Americas Society and the Cuba Study Group, as a former Trustee of the National Geographic Society and as a member of the Council on Foreign Relations.

 **Governmental or Geopolitical Expertise** Experience with regulatory framework applicable to banking institutions in Latin America during her tenure with The Chase Manhattan Bank, and as Chief Executive Officer of JPMorgan Private Bank. Exposure to international geopolitical issues in the Americas Society, Cuba Study Group and the Council on Foreign Relations.

 **Risk Oversight/Management Expertise** Extensive oversight of risk associated with wealth management and investment strategies in WE Family Offices, GenSpring Family Offices, LLC and JPMorgan Private Bank.

⬤ Chair   (A) Audit Committee   (T) Talent and Compensation Committee   (G) Corporate Governance and Sustainability Committee

◯ Member   (F) Finance Committee   (E) Executive Committee



Amity Millhiser INDEPENDENT

Age: 59 **Director since: Nominee** **Committees:*** (A)



CAREER HIGHLIGHTS

PricewaterhouseCoopers LLP, an international professional services firm operating under the PwC brand

2015 to June 2023 (anticipated)	Vice Chair
2015 to 2020	Chief Clients Officer and Member of U.S. Leadership Team
2011 to 2015	Market Managing Partner of Silicon Valley Practice
1995 to June 2023 (anticipated)	Partner
1985	Started career at PwC in the U.S.

PUBLIC BOARD MEMBERSHIPS

Current Public Company Boards:

None

Previous Public Company Boards (Past Five Years):

None

KEY QUALIFICATIONS AND EXPERIENCES



High Level of Strategic and Financial Experience She is a certified public accountant. Joined PwC in 1985 in Assurance and was admitted to the partnership in 1995. As a senior leader for over 15 years on many of PwC's most significant clients across diverse industries, has regularly engaged with members of company management, boards and audit committees on strategic, financial reporting, auditing, and regulatory and governance matters.



Relevant Senior Leadership/Chief Executive Officer Experience As Vice Chair at PwC since 2015, leads Trust and Consulting practice development and service delivery for clients ranging from high-growth startups to market-leading multinationals, including corporate and financial sponsors. As Chief Clients Officer and member of PwC's U.S. Leadership Team from 2015-2020, was responsible for markets, sectors and key clients across the U.S. firm. Market Managing Partner of PwC's Silicon Valley practice from 2011 to 2015.



Innovation/Technology Experience As Chief Clients Officer, launched cross-functional services including cloud and digital, transformation and cybersecurity/risk. While leading PwC's Silicon Valley practice, worked with leading technology companies as they innovated, scaled and raised capital, leveraging her technology experience to transform traditional companies and industries. Recognized in National Diversity Council's Top 50 Most Powerful Women in Technology in 2015 and one of Silicon Valley's Women of Influence in 2012.



Broad International Exposure/Emerging Market Experience Served on PwC's Global Network Strategy Group, which defined PwC's global strategy for 2020. While based in Switzerland for 17 years, founded PwC's Switzerland-based Transaction Services Practice, a Center of Excellence for U.S./European cross-border deals, and worked with companies and their advisors on acquisition support, deal structuring, diligence execution, integration, complex carve-outs, divestitures, spin-offs, capital market transactions and IPOs in the technology, pharmaceuticals, consumer and industrial products industries.



Risk Oversight/Management Expertise Extensive risk oversight and management experience associated with her various leadership roles during more than 35 years of experience at PwC including client risk management, risk/crisis management across U.S. geographies, and reputational, financial and regulatory risk management. Additional risk oversight experience through former service on the Audit Committee of Sacred Heart Schools in Atherton, CA. In 2018, received a Great Place to Work® For All™ Leadership Award, which recognizes the best leaders at companies that have a winning workplace culture.

* If elected, Ms. Millhiser will join the Board on July 1, 2023 after her retirement from her current role, at which time she will join the Audit Committee.

● Chair (A) Audit Committee (T) Talent and Compensation Committee (G) Corporate Governance and Sustainability Committee
○ Member (F) Finance Committee (E) Executive Committee

26 THE COCA-COLA COMPANY
2023 PROXY STATEMENT

Notice of 2023 Annual
Meeting of Shareowners

Letter from Our Chairman
and Chief Executive Officer

Refresh the World.
Make a Difference.



James Quincey CHAIRMAN

Age: 58   Director since: 2017   Committees:  E
Chairman since: 2019

CAREER HIGHLIGHTS

The Coca-Cola Company

Since April 2019	Chairman
Since May 2017	Chief Executive Officer
August 2015 to December 2018	President
August 2015 to April 2017	Chief Operating Officer
January 2013 to August 2015	President of the Europe Group
October 2008 to January 2013	President of the Northwest Europe and Nordics business unit
December 2005 to October 2008	President of the Mexico Division
December 2003 to December 2005	President of the South Latin Division
1996	Joined the Company as Director, Learning Strategy for the Latin America Group, and went on to serve in a series of operational roles of increasing responsibility in Latin America

PUBLIC BOARD MEMBERSHIPS

Current Public Company Boards:

Since 2020 Pfizer Inc.

Previous Public Company Boards (Past Five Years):

None

KEY QUALIFICATIONS AND EXPERIENCES

 **High Level of Strategic and Financial Experience** Extensive strategic and financial experience acquired through various leadership positions in the Company, managing complex financial transactions, mergers and acquisitions, business strategy and international operations.

 **Relevant Senior Leadership/Chief Executive Officer Experience** Chief Executive Officer of the Company since May 2017. Served as President from August 2015 to December 2018, Chief Operating Officer from August 2015 to April 2017 and President of the Europe Group from January 2013 to August 2015. Chairman of the Board of the Company since April 2019.

 **Innovation/Technology Experience** As President of the Europe Group, implemented innovative strategies to improve the Company's execution and brand portfolio. As President of the Northwest Europe and Nordics business unit, oversaw the Company's acquisition of innocent juice in 2009. During his tenure in Latin America, was instrumental in developing and executing a successful brand, pack, price and channel strategy, which has now been replicated in various forms throughout the Company's global system, and in creating the Company's current juice platform in Mexico under the Del Valle trademark through joint ventures with the Company's bottling partners.

 **Broad International Exposure/Emerging Market Experience** Over 25 years of Coca-Cola system experience, including extensive experience in international markets, such as Latin America and Europe. Responsibility for all of the Company's operating units worldwide as President and Chief Operating Officer and, currently, as Chief Executive Officer. Member of the Board of Directors of the U.S.-China Business Council, the Consumer Goods Forum and Pfizer Inc.

Extensive Knowledge of the Company's Business and/or Industry Since joining the Company in 1996, has held a multitude of operational roles within the Coca-Cola system, including as Chairman of the Board, Chief Executive Officer, President and Chief Operating Officer.

● Chair (A) Audit Committee (T) Talent and Compensation Committee (G) Corporate Governance and Sustainability Committee

○ Member (F) Finance Committee (E) Executive Committee



Caroline J. Tsay
INDEPENDENT

Age: 41 **Director since: 2018** **Committees:** (A)



CAREER HIGHLIGHTS

Technology Company Advisor / Limited Partner of Venture Capital Funds

Since December 2022

Compute Software, Inc., an enterprise cloud optimization software company

January 2017 to November 2022 — Chief Executive Officer and Director

Hewlett Packard Enterprise Company ("HPE"), an information technology company

March 2013 to December 2016 — Vice President and General Manager of Software

Yahoo! Inc., a digital media company

April 2007 to March 2013 — Held several product leadership positions across the consumer search, e-commerce and advertising businesses

PUBLIC BOARD MEMBERSHIPS

Current Public Company Boards:

Since 2017 Morningstar, Inc.

Previous Public Company Boards (Past Five Years):

2014-2018 Rosetta Stone Inc.

2015-2017 Travelzoo Inc.

KEY QUALIFICATIONS AND EXPERIENCES



High Level of Strategic and Financial Experience Provided strategic direction and managed profit and loss as Chief Executive Officer of Compute Software, Inc. and, in her position at HPE, responsible for growing enterprise software sales.



Relevant Senior Leadership/Chief Executive Officer Experience Served as Chief Executive Officer of Compute Software, Inc. and served as Vice President and General Manager of Software at HPE.



Marketing Experience At Compute Software, Inc., was responsible for developing an enterprise software platform for customers running on the cloud. At HPE, was responsible for engaging customers and partners through several new digital experiences, digital marketing, and specialized sales models to drive growth in new customers and revenue. At Yahoo! Inc., held leadership positions across the consumer search, e-commerce and advertising businesses.



Innovation/Technology Experience Advises technology companies. At Compute Software, Inc., was responsible for developing the artificial intelligence and decision sciences-based software platform that dynamically optimizes cloud resource decisions and maximizes business value for companies running on the cloud. At HPE, created a new business and platform for offering customers enterprise software, including DevOps, Cybersecurity, Big Data and Application Development software. At Yahoo! Inc., was Senior Director of Product Management for Yahoo! Search and E-Commerce where she launched consumer Internet innovations that drove 500 million daily visits and $3.5 billion in revenue. Prior to Yahoo! Inc., spent three years at International Business Machines Corporation as a senior consultant focused on providing supply chain solutions to clients in the retail, high tech, and travel industries. Recognized as one of The National Diversity Council's 2015 Top 50 Most Powerful Women in Technology.



Risk Oversight/Management Expertise Extensive experience overseeing risk associated with the development and growth of enterprise software and consumer Internet businesses at Compute Software, Inc., and in her product leadership roles with HPE and Yahoo! Inc. Risk oversight experience through service on the Audit Committee of Morningstar, Inc. and as Chair of the Business Advisory Committee at Rosetta Stone Inc. Assesses risk as a limited partner of venture capital funds.

● Chair (A) Audit Committee (T) Talent and Compensation Committee (G) Corporate Governance and Sustainability Committee

○ Member (F) Finance Committee (E) Executive Committee

28

THE COCA-COLA COMPANY
2023 PROXY STATEMENT

Notice of 2023 Annual
Meeting of Shareowners

Letter from Our Chairman
and Chief Executive Officer

Refresh the World.
Make a Difference.



David B. Weinberg   INDEPENDENT

Age: 71   Director since: 2015   Committees:  (A) (G)

CAREER HIGHLIGHTS

Judd Enterprises, Inc., a private, investment management office with diverse interests in a variety of asset classes

Since 1996 — Chairman and Chief Executive Officer

Digital Bandwidth LLC, a private, early-stage technology investing affiliate of Judd Enterprises, Inc.

Since 1996 — President

Mayer, Brown & Platt, a leading international law firm

September 1989 to June 1996 — Partner in the corporate, securities and investment management practice

PUBLIC BOARD MEMBERSHIPS

Current Public Company Boards:

None

Previous Public Company Boards (Past Five Years):

None

KEY QUALIFICATIONS AND EXPERIENCES

 **High Level of Strategic and Financial Experience** In his position at Judd Enterprises, Inc., oversees substantial assets in a wide variety of asset classes. Significant experience in reviewing financial statements as an investor and as a securities lawyer when structuring transactions. Previously served on the Audit and Finance Committees and currently serves on the Executive and Investment Committees of the Board of Trustees of Northwestern University.

 **Relevant Senior Leadership/Chief Executive Officer Experience** Since 1996, has served as Chairman and Chief Executive Officer of Judd Enterprises, Inc. and President of Digital Bandwidth LLC.

 **Innovation/Technology Experience** Extensive entrepreneurial experience in Digital Bandwidth LLC, overseeing investments in early-stage companies focusing on technologies, including wireless networks, speech recognition, cybersecurity and radio frequency identification tags.

 **Broad International Exposure/Emerging Market Experience** At Judd Enterprises, Inc., oversees international investments. As a partner of the Mayer, Brown & Platt law firm, structured cross-border investment management transactions. Serves on the Board of Trustees of the Brookings Institution, a think tank whose mission includes improving governance at the global level. Also serves on the Investment Committee of the Board of Trustees of Northwestern University, overseeing substantial exposure to emerging markets. Exposure to international issues as a member of the Council on Foreign Relations and the International Council of the Belfer Center for Science and International Affairs of the Kennedy School of Government at Harvard University.

 **Risk Oversight/Management Expertise** Extensive risk oversight and management experience overseeing a private investment management office at Judd Enterprises, Inc. As a partner of the Mayer, Brown & Platt law firm, advised clients on a broad range of regulatory and transactional matters. Additional risk oversight experience through former service on the Audit and Finance Committees and current service on the Executive and Investment Committees of the Board of Trustees of Northwestern University.

Board and Committee Governance

ROLE OF THE BOARD

The Board is elected by the shareowners to oversee their interests in the long-term health, financial strength, and overall success of the Company's business. The Board serves as the ultimate decision-making body of the Company, except for those matters reserved for or shared with the shareowners. The Board oversees the Company's governance practices, the proper safeguarding of the assets of the Company, the maintenance of appropriate financial and other internal controls, and the Company's compliance with applicable laws and regulations. The Board selects the Chief Executive Officer ("CEO") and oversees the members of senior management, who are charged by the Board with conducting the business of the Company.

KEY RESPONSIBILITIES OF THE BOARD

OVERSIGHT OF BUSINESS STRATEGY

✓ The Board oversees and monitors strategic planning.

✓ Business strategy is a key focus at the Board level and embedded in the work of Board committees.

✓ Company management is charged with executing business strategy and provides regular performance updates to the Board.

OVERSIGHT OF RISK

✓ The Board oversees risk management.

✓ Board committees, which meet regularly and report back to the full Board, play significant roles in carrying out the risk oversight function.

✓ Company management is charged with managing risk through robust internal processes and effective internal controls.

SUCCESSION PLANNING

✓ The Board oversees succession planning and talent development for senior executive positions.

✓ The Corporate Governance and Sustainability Committee, which meets regularly and reports back to the full Board, has primary responsibility for developing succession plans for the CEO position.

✓ The CEO is charged with preparing, and reviewing with the Corporate Governance and Sustainability Committee, talent development plans for senior executives and their potential successors.

Oversight of Business Strategy

Oversight of the Company's business strategy and strategic planning is a key responsibility of the Board. The Board's oversight role involves assessing both the opportunities and risks that the existing strategy and any potential new strategies present for the Company. The Board believes that overseeing and monitoring strategy is a continuous process and takes a multilayered approach in exercising its duties, including by delegating certain subject matter areas to relevant committees, while also discussing committee reports and significant Company-wide initiatives as a full Board.

While the Board and its committees oversee strategic planning, Company management is charged with executing the business strategy. To monitor performance against the Company's strategic goals, the Board receives regular updates and actively engages in dialogue with the Company's senior leaders. Company leaders and key bottling partners from around the world are also regularly invited to present strategic updates and initiatives to the Board and its committees, giving Directors insight into local execution.

To build industry knowledge and help ensure a holistic business perspective, boardroom discussions of strategy and results are enhanced with "hands-on" experiences, such as market and plant visits, which provide Directors an opportunity to see execution of the business strategy firsthand. For example, in 2022, the Board participated in market visits in certain locations in the United Kingdom and western Europe and visited various production facilities, including those of Costa Limited and innocent.

While the Board's oversight and management's execution of business strategy are viewed with a long-term mindset, the Board and management promote agility by regularly monitoring progress and results against the Company's business strategy.



The Board is committed to oversight of the Company's business strategy and strategic planning, including work embedded in regular Board and committee meetings, as well as a dedicated Board meeting each year to focus on strategy.

This ongoing effort enables the Board to focus on Company performance over the short, intermediate and long term. In addition to financial and operational performance, non-financial measures, including sustainability goals, are discussed regularly by the Board and Board committees.

30 THE COCA-COLA COMPANY
2023 PROXY STATEMENT

Notice of 2023 Annual
Meeting of Shareowners

Letter from Our Chairman
and Chief Executive Officer

Refresh the World.
Make a Difference.

Oversight of Risk

The Board has designed a risk governance framework to:

✔ understand critical risks in the Company's business and strategy;

✔ allocate responsibilities for risk oversight among the full Board and its committees;

✔ evaluate the Company's risk management processes and whether they are functioning adequately;

✔ facilitate open communication between management and Directors;

✔ leverage the expertise of internal subject matter experts and external advisors, as needed; and

✔ foster an appropriate culture of integrity and risk awareness.

One of the Board's key responsibilities is understanding and overseeing management of the various risks facing the Company over the short, medium and long term. The Board draws on the experience and judgment of all Directors to consider these risks. However, the Board recognizes that it is neither possible nor prudent to eliminate all risk. Rather, the Board believes that purposeful and appropriate risk taking is essential for the Company to compete successfully around the world and to achieve the Company's strategic objectives.

The Board recognizes that the risks facing the Company vary in likelihood, magnitude and immediacy. At the same time, the Board also recognizes that many risks are related to opportunities or strategic initiatives designed to grow the Company's business. In administering its risk oversight function, the Board considers the potential impacts of risks, both positive and negative, over various time horizons, informed by the Company's enterprise risk management ("ERM") program.

Board of Directors

The Company believes that its Board leadership structure supports the Board's oversight function. The Board implements its risk oversight function both as a whole and through delegation to Board committees, which meet regularly and report back to the Board.

Audit

Oversees the Company's financial statements and the financial reporting process. Oversees accounting and legal matters, the internal audit function, ethics programs (including the Codes of Business Conduct), quality and food safety programs, workplace and distribution safety programs, and information technology security programs, including cybersecurity.

Corporate Governance and Sustainability

Oversees the Company's governance practices, Board composition and refreshment, Board committee leadership, the Board's performance review and succession planning across the most senior positions. Administers the Company's related person transaction policy. Also oversees the Company's risks, policies, programs and goals with respect to sustainability, legislative, regulatory and public policy matters.

Finance

Oversees the Company's capital structure, pension plan investments, currency risk and hedging programs, taxes, mergers and acquisitions, and capital projects.

Talent and Compensation

Oversees the Company's policies and strategies relating to talent, leadership and culture, including DEI, as well as the Company's compensation philosophy and programs, including incorporating features that mitigate risk without diminishing the incentive nature of compensation.

Management

While the Board and its committees oversee risk management, Company management is charged with managing risk. The Company has robust internal processes and an effective internal control environment that facilitate the identification and management of risks and regular communication with the Board. Management communicates routinely with the Board, Board committees and individual Directors on the significant risks identified and how they are being managed. Directors are free to, and indeed often do, communicate directly with senior management.

Enterprise-Wide Teams and Risk Mitigation Efforts

Cross-functional committees and councils including the Disclosure Committee, Sustainability Steering Committee, Data Trust Executive Advisory Council and Cybersecurity Oversight Council meet regularly to promote strategic leadership and provide management with important perspectives, as well as advise on risk mitigation strategies from their areas of specialization. Management also administers other risk mitigation features such as Codes of Business Conduct, robust product quality standards and processes, a strong Legal Department and Ethics and Compliance Office, and a comprehensive internal and external audit process.

ERM Program and Risk Steering Committee

The ERM program was created to proactively identify and address risks and related opportunities and help achieve business objectives through risk-informed decision making. Responsibilities include identification and prioritization of the top risks through a comprehensive risk assessment process, designation of clear risk ownership, and facilitation of a collaborative environment that promotes risk dialogue internally and with various bottling partners. The Risk Steering Committee is a cross-functional team that meets regularly to provide strategic direction and oversight to ERM by assessing mitigation plans of top risks and effectively embedding the plans across the Company.

Outside Advisors

Management and our Board and its committees also engage outside advisors where appropriate to assist in the identification, oversight, evaluation and management of the risks facing our business. Advisors may be engaged either on a regular basis to inform the Board or management of ongoing risks, or occasionally to advise on specific topics. Such advisors include auditors, law firms, financial firms, compensation consultants, cybersecurity experts and other consultants. For example, the Audit Committee has for many years retained independent counsel, who attends and participates in all meetings of the Committee and regularly consults with the Chair of the Committee.

SELECTED AREAS OF OVERSIGHT



SPOTLIGHT ON: INTERNAL CONTROLS AND PROCEDURES

The Board's risk governance framework supports the Audit Committee's oversight of the Company's internal controls and procedures. Our internal control system is supported by a program of internal audits and appropriate reviews by the Company's Disclosure Committee and management, written policies and guidelines, careful selection and training of qualified personnel, and a written Code of Business Conduct adopted by the Board, applicable to all officers and employees of our Company and subsidiaries.



SPOTLIGHT ON: PRIVACY

The Company maintains a multi-disciplinary privacy management program sponsored by the Senior Vice President and General Counsel. The efforts are managed by the Data Trust Executive Advisory Council (the "Council") that meets regularly to set the direction of the privacy program and act as an escalation point for prioritizing the Company's response to identified risks and emerging technologies. The Council is chaired by the Chief Privacy Officer and is made up of key functions that enable privacy compliance such as Public Affairs, Communications & Sustainability, Digital and Marketing Innovation, Global Security & Asset Protection, Cyber and others. The Council is a part of the privacy governance framework and receives reports that include analysis of emerging privacy risks, as well as the Company's plans and strategies to address them, which are regularly presented to the Council and the Audit Committee.



SPOTLIGHT ON: CYBERSECURITY

The Board recognizes the importance of maintaining the trust and confidence of our consumers, customers and employees, and the Audit Committee is charged with oversight of cybersecurity matters. To more effectively prevent, detect and respond to information security threats, the Company maintains a cyber risk management program, which is supervised by a dedicated Chief Information Security Officer whose team is responsible for leading enterprise-wide cybersecurity strategy, policy, standards, architecture and processes. The Audit Committee receives regular reports from the Chief Information Security Officer and the Chief Information Officer on, among other things, the Company's cyber risks and threats, the status of projects to strengthen the Company's information security systems, assessments of the Company's security program and the emerging threat landscape. Additionally, the Chief Information Security Officer chairs the Cybersecurity Risk Oversight Council, which drives awareness, ownership and alignment across broad governance and risk stakeholder groups for effective cybersecurity risk management and reporting.

In accordance with our Cyber Incident Response Plan, the Audit Committee is promptly informed of cybersecurity incidents with the potential to materially adversely affect the Company or its information systems and is regularly updated about incidents with lesser impact potential. The Audit Committee regularly briefs the full Board on these matters.



SPOTLIGHT ON: SUSTAINABILITY

Our sustainability goals are global, ambitious and broad-reaching, covering areas including water stewardship, reducing added sugar, packaging, climate and DEI. We pursue our sustainability goals through a concerted effort across the entire Coca-Cola system. In partnership with our bottling partners, we operate in more than 200 countries and territories, which gives our sustainability goals global impact. We aim to achieve our ambitious goals to drive system-wide change.

The Corporate Governance and Sustainability Committee has primary responsibility for overseeing the Company's sustainability strategies and initiatives, including the Company's short-, intermediate- and long-term goals, and receives regular updates on priority sustainability issues, including information on actions and progress toward goals. In addition, while the Corporate Governance and Sustainability Committee has primary responsibility in overseeing most aspects of the Company's sustainability programs, the Board works closely with the Audit Committee and the Talent and Compensation Committee on certain related matters that befit the role of those committees. For example, the Audit Committee oversees certain processes related to external sustainability reporting and disclosures, while the Talent and Compensation Committee has purview over the Company's people and culture strategy, including DEI.

The Board and its committees also receive regular reports from the Chief Sustainability Officer, and others as required, related to progress toward achieving the Company's sustainability goals.



SPOTLIGHT ON: HUMAN CAPITAL AND CULTURE

The Board is actively engaged in overseeing the Company's people and culture strategy. The Talent and Compensation Committee reviews and reports back to the Board on a broad range of human capital management topics, including talent management; leadership development; retention; culture; employee engagement; employee education and training; DEI; and equality and fairness. See **page 36** for more information on the Talent and Compensation Committee.

32 THE COCA-COLA COMPANY
2023 PROXY STATEMENT

Notice of 2023 Annual
Meeting of Shareowners

Letter from Our Chairman
and Chief Executive Officer

Refresh the World.
Make a Difference.

Management Development and Succession Planning

The Board believes that one of its primary responsibilities is to oversee the development and retention of senior talent and to ensure that an appropriate succession plan is in place for our CEO and other members of senior management.

The Corporate Governance and Sustainability Committee, together with the CEO, regularly reviews senior management talent, including readiness to take on additional leadership roles and developmental opportunities needed to prepare senior leaders for greater responsibilities. In addition, the Corporate Governance and Sustainability Committee regularly discusses recommendations and evaluations from the CEO as to potential successors to fill senior positions. The CEO also provides a regular review to the Corporate Governance and Sustainability Committee assessing the members of the executive leadership team and his or her potential to succeed him. This review includes a discussion about development plans for senior leaders to help prepare them for future succession and contingency plans in the event the CEO is unable to serve for any reason (including death or disability). To reinforce its succession planning responsibilities, the Board also invites leaders to present at Board and committee meetings on their respective areas. While the Corporate Governance and Sustainability Committee has the primary responsibility to develop succession plans for the CEO position, it regularly reports back to the full Board and decisions are made at the Board level.

BOARD LEADERSHIP STRUCTURE

The Company's governance framework provides the Board with the flexibility to select the appropriate leadership structure for the Company. In making determinations about the leadership structure, the Board considers many factors, including the specific needs of the business, what is in the best interests of the Company's shareowners and feedback from our shareowner engagement efforts.

The current leadership structure is comprised of a combined Chairman of the Board and CEO, a Lead Independent Director, Board committees led primarily by independent Directors and active engagement by all Directors. The Board believes that this structure provides an effective balance between strong Company leadership and appropriate safeguards and oversight by independent Directors.

The Board believes that having one person serve as Chairman and CEO can provide certain synergies and efficiencies that enhance the functioning of the Board and, importantly, allow it to most effectively execute its role in overseeing business strategy. The Company's business is complex, and its products are sold in more than 200 countries and territories around the world. Most of the Company's products are manufactured and sold by independent bottling partners throughout the world. The CEO maintains strong, hands-on relationships with the leaders of bottlers and remains close to the many facets of the business existing in so many places in the world. Because the CEO is the Board member closest to this vast and complex business, he or she is best able to identify many of the business issues that require Board attention and, as Chairman, can best focus Directors' attention on the most critical business matters. Further, in the Board's experience, the combined role of Chairman and CEO allows for timely and unfiltered communication with the Board on these critical business issues. The Board also believes that there are benefits when the same person represents both the Company and the Board throughout the world with bottlers, customers, consumers and other stakeholders.

To balance the authority and influence inherent in the combined role of Chairman and CEO, the Board has been thoughtful in structuring the Lead Independent Director's role with robust and clearly defined responsibilities. Importantly, the Board has considered feedback from shareowner engagement efforts and best practices in corporate governance.

As an indicator of the Lead Independent Director's authority, the Board has designated the role as the key point of contact at the Board level for shareowner and other stakeholder communications. Other duties of the Lead Independent Director include leading the performance evaluation of the Chairman and CEO; leading the annual Board evaluation process; collaborating on the structure and responsibilities of Board committees; presiding at executive sessions and at each meeting where the Chairman and CEO is not present; approving all Board agendas and information sent to the Board; and playing a key role in Board and management succession. In addition, Maria Elena Lagomasino, our Lead Independent Director, has strategic and financial experience, international perspective and extensive experience managing risk in various commercial settings that give her valuable insight into the Company's risk profile. The Board believes that her unique skillset amplifies her Lead Independent Director role in the boardroom.

Having the flexibility to select the appropriate structure based on the specific needs of the business is critical. Consistent with the Board's commitment to good corporate governance practices, at least one executive session of the non-employee Directors each year includes a review of the Board's leadership structure and consideration of whether the position of Chairman of the Board should be held by the CEO.

All Directors play an active role in overseeing the Company's business both at the Board and committee levels. As part of each regularly scheduled Board meeting, the non-employee Directors meet in executive sessions without the CEO present, which are chaired by the Lead Independent Director. These meetings allow non-employee Directors to discuss issues of importance to the Company, including the business and affairs of the Company as well as matters concerning management, without any members of management present.



CURRENT LEADERSHIP STRUCTURE

Combined
Chairman of the Board and CEO

Independent
Lead Independent Director

Independent
Committee Chairs

Audit

Talent and Compensation

Corporate Governance and Sustainability

Finance

Active Engagement by All Directors

34 | THE COCA-COLA COMPANY
2023 PROXY STATEMENT | Notice of 2023 Annual
Meeting of Shareowners | Letter from Our Chairman
and Chief Executive Officer | Refresh the World.
Make a Difference.

Duties and Responsibilities

The duties and responsibilities of the Chairman of the Board, the Chief Executive Officer and the Lead Independent Director are described in the accompanying table below and are set forth in the Company's By-Laws and Corporate Governance Guidelines.



Chairman of the Board

- ✔ Presides over meetings of the Board.
- ✔ Presides over meetings of shareowners.
- ✔ Consults and advises the Board and its committees on the business and affairs of the Company.
- ✔ Performs such other duties as may be assigned by the Board.

Chief Executive Officer

- ✔ Oversees the affairs of the Company, subject to the overall direction and supervision of the Board and its committees and subject to such powers as reserved by the Board.



Lead Independent Director

- ✔ Presides at all meetings of the Board at which the Chairman of the Board is not present, including all meetings of independent Directors and non-employee Directors.
- ✔ Encourages and facilitates the active participation of all Directors.
- ✔ Serves as a liaison between the independent Directors and the Chairman of the Board on sensitive issues and other matters, when appropriate.
- ✔ Discusses with the Chairman of the Board relevant follow-up and feedback from executive sessions of the non-employee Directors.
- ✔ Regularly meets with the Chairman of the Board to discuss items of importance, including with respect to strategic and risk oversight matters, as appropriate.
- ✔ Approves Board meeting materials for distribution to and consideration by the Board, including providing feedback or advising as to the scope, quality and timeliness of the flow of information provided to the Board.

- ✔ Approves Board meeting agendas after conferring with the Chairman of the Board and other members of the Board, as appropriate, and may add agenda items at his or her discretion.
- ✔ Approves Board meeting schedules to assure that there is sufficient time for discussion of all agenda items.
- ✔ Has the authority to call meetings of the independent Directors.
- ✔ Leads the Board's annual evaluation of the Chairman of the Board and CEO.
- ✔ Monitors and coordinates with management on corporate governance issues and developments, and assists the Board and management in promoting strong corporate governance best practices.
- ✔ Available to advise the committee chairs in fulfilling their designated roles and responsibilities to the Board.
- ✔ Available for consultation and communication with shareowners when appropriate, upon reasonable request.
- ✔ Performs such other functions as the Board or other Directors may request.

BOARD AND COMMITTEE EVALUATION PROCESS

The Board recognizes that a robust and constructive evaluation process is an essential component of good corporate governance and Board effectiveness. Under the leadership of the Lead Independent Director, the Corporate Governance and Sustainability Committee oversees the Board's annual evaluation process. The Corporate Governance and Sustainability Committee periodically reviews the format of the evaluation process, including whether to utilize a third-party facilitator, to ensure that actionable feedback is solicited on the operation and effectiveness of the Board, Board committees and Director performance.

1 EVALUATION COMPONENTS



1 Each committee conducts an annual self-evaluation

2 Each Director evaluates the Board and the committees on which he or she serves, as well as each other Director

3 The Board conducts an annual self-evaluation

The Corporate Governance and Sustainability Committee regularly discusses Board composition and effectiveness during its committee meetings.

2 2022 MULTI-STEP EVALUATION PROCESS



1 **Committee Self-Evaluation** — Each committee conducted a separate, closed self-evaluation session.

2 **One-on-One Discussions with Lead Independent Director** — The Lead Independent Director conducted separate, one-on-one sessions with each Director to discuss feedback regarding:

- Board composition and structure
- Strategic and performance abilities
- Governance and organizational assessment
- Board interaction with management
- Meetings and materials
- Overall Board functioning and effectiveness

3 **Board Closed Session** — The results of each of the committee's self-evaluation, the Lead Independent Director sessions and other feedback were discussed by the Board in a closed self-evaluation session.

3 INCORPORATION OF FEEDBACK

Our multi-step evaluation process generates robust comments and discussion at all levels of the Board, including with respect to Board composition and processes. These evaluation results have led to changes designed to increase Board effectiveness and efficiency. For example, over the past few years, enhancements have been made regarding meeting materials and discussion topics, the structure of the Board, responsibilities of committees, committee and executive session discussions, committee reports to the Board, the Board evaluation process, the Director on-boarding process and providing Directors with more opportunities for continuing education and to have hands-on experiences with our business, senior leaders and emerging talent around the world.

36 THE COCA-COLA COMPANY
2023 PROXY STATEMENT

Notice of 2023 Annual
Meeting of Shareowners

Letter from Our Chairman
and Chief Executive Officer

Refresh the World.
Make a Difference.

BOARD COMMITTEES

In 2022, the Board had six standing committees: the Audit Committee, the Talent and Compensation Committee, the Committee on Directors and Corporate Governance, the Finance Committee, the ESG and Public Policy Committee and the Executive Committee.

Our Board conducts a portion of our work through the committee structure, which helps ensure a deeper review and understanding of specific areas or issues and takes advantage of the various skills and expertise of our Directors. To ensure our committee structure remains effectively designed to help us meet our objectives, we have made changes to our committee structure to streamline some oversight responsibilities. Effective February 2023, the work of the ESG and Public Policy Committee and the Committee on Directors and Corporate Governance was merged into one committee, which was renamed the "Corporate Governance and Sustainability Committee." Information about each committee is provided below. Information about each committee, including membership information, is as of December 31, 2022, and is provided below.

The Board has adopted a written charter for each of these committees, which is available on the Company's website **www.coca-colacompany.com**, by clicking on "Investors", then "Corporate Governance" and then "Documents."

   

Audit Committee

| MEETINGS HELD IN 2022[1]: 10 | INDEPENDENCE[2] 4 out of 4 | CHAIR David B. Weinberg | MEMBERS Marc Bolland | Christopher C. Davis | Caroline J. Tsay |

PRIMARY RESPONSIBILITIES

- Represents and assists the Board in fulfilling its oversight responsibility relating to the integrity of the Company's financial statements and the financial reporting process, the systems of internal accounting and financial controls, the internal audit function and the annual independent audit of the Company's financial statements.
- Oversees the Company's compliance with legal and regulatory requirements, the Independent Auditors' qualifications and independence, the performance of the Company's internal audit function and the Independent Auditors, the Company's ethical compliance programs, including the Company's Codes of Business Conduct, and the Company's quality and food safety programs, workplace and distribution safety programs and information technology security programs, including cybersecurity.
- Oversees the Company's ERM program and has direct oversight over certain risks within the ERM framework. Periodically receives reports on and discusses governance of the Company's risk assessment and risk management processes and reviews significant risks and exposures identified to the Committee (whether financial, operating or otherwise), and management's steps to address them.

Additional information regarding the Audit Committee can be found beginning on **page 92**. ⟩

[1] Includes one joint meeting of the Committee with the ESG and Public Policy Committee.

[2] Each member who served on the Committee during 2022 is financially literate and met the independence requirements of the NYSE, the Securities Exchange Act of 1934, as amended (the "1934 Act"), and the Company's Corporate Governance Guidelines. The Board designated each of Messrs. Weinberg and Davis as an "Audit Committee financial expert" during 2022.

   

Talent and Compensation Committee

| MEETINGS HELD IN 2022: 8 | INDEPENDENCE[1] 4 out of 4 | CHAIR Helene D. Gayle | MEMBERS Carolyn Everson[2] | Alexis M. Herman | Maria Elena Lagomasino |

PRIMARY RESPONSIBILITIES

- Oversees policies and strategies relating to talent, leadership and culture, including DEI.
- Evaluates and approves compensation plans, policies and programs applicable primarily to the Company's senior executive group, which includes all individuals subject to Section 16 of the 1934 Act. The Talent and Compensation Committee does not delegate any of its responsibilities regarding the consideration and determination of the senior executive group's compensation.
- Approves all equity awards to employees, including stock options, performance share units, restricted stock and restricted stock units.
- Maintains sole authority to retain, terminate and approve fees and other terms of engagement of its compensation consultant and to obtain advice and assistance from internal or external legal, accounting or other advisors.
- Considers shareowner viewpoints on compensation.

[1] Each member of the Committee meets the independence requirements of the NYSE, the Internal Revenue Code of 1986, as amended (the "Tax Code") and the Company's Corporate Governance Guidelines. In addition, each member is a "non-employee director" as defined by Rule 16b-3 under the 1934 Act.

[2] Ms. Everson was appointed to the Committee effective July 19, 2022.

Committee on Directors and Corporate Governance

   

| MEETINGS HELD IN 2022: 5 | INDEPENDENCE[1] 4 out of 4 | CHAIR Maria Elena Lagomasino | MEMBERS[2] Ana Botín | Barry Diller | David B. Weinberg |

PRIMARY RESPONSIBILITIES

- Considers and makes recommendations concerning Director nominees and the function and needs of the Board and its committees.
- Regularly reviews the Company's Corporate Governance Guidelines and provides oversight of the corporate governance affairs of the Board and the Company consistent with the long-term best interests of the Company and its shareowners.
- Coordinates the annual Board, committee and Director evaluation process, which is led by the Lead Independent Director.
- Considers shareowner viewpoints on corporate governance matters.
- Oversees the development and implementation of succession plans for the CEO and the most senior positions at the Company.

[1] Each member of the Committee meets the independence requirements of the NYSE and the Company's Corporate Governance Guidelines.

[2] Mr. Robert A. Kotick served on the Committee through the 2022 Annual Meeting.

Finance Committee

   

| MEETINGS HELD IN 2022: 5 | INDEPENDENCE 4 out of 4 | CHAIR Barry Diller | MEMBERS[1] Herb Allen | Ana Botín | Christopher C. Davis |

PRIMARY RESPONSIBILITIES

- Helps the Board fulfill its responsibilities relating to oversight of the Company's financial affairs, including reviewing and recommending to the Board the Company's dividend policy, capital expenditures, debt and other financings, major strategic investments and other transactions.
- Oversees the Company's policies and procedures on risk management, hedging, swaps and other derivative transactions.

[1] Mr. Kotick served on the Committee through the 2022 Annual Meeting.

ESG and Public Policy Committee

   

| MEETINGS HELD IN 2022[1]: 5 | INDEPENDENCE 4 out of 4 | CHAIR Alexis M. Herman | MEMBERS Marc Bolland | Helene D. Gayle | Caroline J. Tsay |

PRIMARY RESPONSIBILITIES

- Helps the Board fulfill its responsibilities relating to risks that concern certain environmental, social, legislative, regulatory and public policy matters, including sustainability, and other public issues of significance, which may affect the Company's business, its shareowners, the broader stakeholder community or the general public.

[1] Includes one joint meeting of the Committee with the Audit Committee.

38 THE COCA-COLA COMPANY
2023 PROXY STATEMENT

Notice of 2023 Annual
Meeting of Shareowners

Letter from Our Chairman
and Chief Executive Officer

Refresh the World.
Make a Difference.

Executive Committee

  

MEETINGS HELD IN 2022: 0	INDEPENDENCE 2 out of 3	CHAIR James Quincey	MEMBERS Barry Diller Maria Elena Lagomasino

PRIMARY RESPONSIBILITIES

- Authorized to exercise the power and authority of the Board between meetings, except the powers reserved for the Board or the shareowners under the Delaware General Corporation Law. If matters are delegated to the Executive Committee by the Board, the Committee may act at a meeting or by written consent in lieu of a meeting.

MEETINGS AND ATTENDANCE

Regular meetings of the Board are held at such times as the Board may determine. Special meetings of the Board may be called by the Chairman, the Company's Secretary or by a majority of the Directors by written request to the Secretary. Committee meetings can be called by the committee's chair or by a majority of the committee members.

In 2022, the Board held eight meetings, and committees of the Board held a total of 32 meetings, which included one joint meeting of the Audit Committee and the former ESG and Public Policy Committee on the Company's sustainability reporting and the emerging regulatory environment. Overall attendance at such meetings was approximately 99%. Each Director attended 75% or more of the aggregate of all meetings of the Board and the committees on which he or she served during 2022.

Shareowner Engagement

Our relationship with shareowners is an important part of our Company's success. The Board and management believe they best execute their duties when they proactively listen to, seek to understand, and consider the opinions of our shareowners. We engage with our shareowners and the broader corporate governance community through a year-round engagement program, which is management-led and overseen by the Board. Our engagement program is designed to address questions and concerns, provide perspective on Company policies and practices, seek shareowner input and incorporate feedback, as appropriate.

In 2022, in addition to our regular shareowner engagement efforts, the Talent and Compensation Committee, including our Lead Independent Director, conducted dedicated shareowner outreach efforts in light of the results of our 2022 "say-on-pay" advisory vote. See the Message from the Talent and Compensation Committee on **page 51** for a discussion of the feedback from our shareowners with respect to our 2022 "say-on-pay" vote.

WHO WE ENGAGE

We engage with a wide range of constituents, including:

- Institutional shareowners
- Retail shareowners
- Proxy advisory firms
- ESG rating firms
- Regulators
- Sustainability and Governance thought leaders

WHO IS INVOLVED IN ENGAGEMENT

- Independent directors
- Executive leadership team
- Senior management
- Subject matter experts

HOW WE ENGAGE

We pursue multiple avenues for engagement, including:

- Quarterly investor calls and other investor-led conferences and presentations
- Company-hosted investor meetings, both in-person and virtual
- Annual Meeting of Shareowners
- Various quarterly and annual reporting and disclosures
- Participation in corporate governance events and organizations with valuable opportunities to engage with investors, peer companies, policy makers and others to promote knowledge and constructive dialogue (these include the Council of Institutional Investors; Harvard Corporate Governance Roundtable; Stanford Institutional Investors' Forum; Millstein Center for Global Markets and Corporate Ownership; and National Association of Corporate Directors)

TOPICS OF ENGAGEMENT

Our interactions cover a broad range of business topics, including Board composition and structure; executive compensation; business strategy; business performance and execution; sustainability; DEI; human capital management; and Company culture.

In 2022, we engaged with shareowners collectively representing a majority of our Common Stock. Below is a selected sample of our engagements with shareowners and the broader corporate governance community.

2022 Communication and Engagement Highlights

YEAR ROUND

FEBRUARY

- 4th Quarter and Full Year 2021 Earnings
- Publication of 2021 Form 10-K
- CAGNY Investor Conference

MARCH

- Publication of 2022 Proxy Statement
- Council of Institutional Investors Conference
- Deloitte Board Symposium
- Harvard Corporate Governance Roundtable

APRIL

- 1st Quarter Earnings
- Publication of 2021 Business & ESG Report
- 2022 Annual Meeting of Shareowners

JUNE

- Shareowner outreach regarding 2022 "say-on-pay" results
- Bernstein Strategic Decisions Conference
- Deutsche Bank Global Consumer Conference
- KPMG Board Leadership Center

JULY

- 2nd Quarter Earnings

SEPTEMBER

- Barclays Global Consumer Staples Conference
- Council of Institutional Investors Conference

OCTOBER

- 3rd Quarter Earnings
- Fall Engagement Summit with Institutional Investors
- Millstein Center for Global Markets and Corporate Ownership Forum
- Interfaith Center on Corporate Responsibility Annual Event

NOVEMBER

- Harvard Corporate Governance Roundtable
- Stanford Institutional Investors' Forum
- Redburn CEO Conference

DECEMBER

- Coca-Cola Sustainability Investor Roundtable

Shareowners can direct communications to individual Directors or the entire Board. Communications can be addressed to Directors in care of the Office of the Secretary, The Coca-Cola Company, P.O. Box 1734, Atlanta, Georgia 30301 or by email **asktheboard@ coca-cola.com.**

40   THE COCA-COLA COMPANY
2023 PROXY STATEMENT

Notice of 2023 Annual
Meeting of Shareowners

Letter from Our Chairman
and Chief Executive Officer

Refresh the World.
Make a Difference.

Additional Governance Matters

PUBLIC POLICY ENGAGEMENT

We consider it our responsibility to make our voice heard on policy issues that impact our business, employees, consumers, and shareowners. The Company's participation in the public policy and political process is conducted in accordance with the principles of the Codes of Business Conduct and in strict compliance with applicable laws and regulations. In 2022, the Company strengthened its governance framework with respect to its public policy activities and introduced a new U.S. Political Engagement Policy. Consistent with our commitment to transparency, we increased the disclosure of our U.S.-based trade associations and organizations of which the Company is a member and the associated lobbying expenditures. In addition, the Company files international lobbying disclosures according to applicable laws and regulations.

The Company was again recognized as a Trendsetter in the 2022 CPA-Zicklin Index of Corporate Political Disclosure and Accountability. The Company received its highest score to date of 95.7%. Issued annually, the Index is produced by the Center for Political Accountability in conjunction with the Zicklin Center for Business Ethics Research at The Wharton School at the University of Pennsylvania.

Additional information about our public policy engagement is available on the Company's website at **www.coca-colacompany.com** by clicking on "Investors," then "Corporate Governance" and then "Political Engagement Policy."

SPECIAL MEETING OF SHAREOWNERS

Our By-Laws provide that a special meeting of shareowners may be called by the Chairman of the Board, the CEO, a majority of our Board or the Secretary, if appropriately requested by a person (or group of persons) beneficially owning at least a 25% "net long position" of the Company's Common Stock. A shareowner's "net long position" is generally defined as the amount of Common Stock in which the shareowner holds a positive (also known as "long") economic interest, reduced by the amount of Common Stock in which the shareowner holds a negative (also known as "short") economic interest.

ANTI-HEDGING, ANTI-SHORT SALE AND ANTI-PLEDGING POLICIES

The Company's insider trading policy prohibits our Directors, executive officers and those employees, independent contractors and consultants who are from time to time added to the Company's restricted trading list (collectively, the "Insiders") from (i) purchasing any financial instrument that is designed to hedge or offset any decrease in the market value of Company securities (including prepaid variable forward contracts, equity swaps, zero-cost collars and exchange funds), that were either granted as part of the individual's compensation or that the individual holds directly or indirectly, or (ii) engaging in any short sales of Company securities. These prohibitions also extend to any family member of our Insiders who share the same household with them and any other individual or entity whose securities trading decisions are influenced or controlled by any of our Insiders (collectively, the "Related Insiders"). Our policy also prohibits our Directors and executive officers and their Related Insiders from pledging Company Common Stock as collateral for a loan, holding Company Common Stock on margin or borrowing against Company Common Stock held in a margin account. Employees of the Company who are not Insiders or Related Insiders are permitted, but discouraged, from entering into hedging transactions or engaging in short sales involving Company securities or pledging Company Common Stock.

CODES OF BUSINESS CONDUCT

The Company has adopted a Code of Business Conduct for Non-Employee Directors, as well as a Code of Business Conduct that is applicable to the Company's employees, including the Named Executive Officers. Our associates, bottling partners, suppliers, customers and consumers can ask questions about our Codes and other ethics and compliance issues, or report potential violations, through EthicsLine, a global internet and telephone information and reporting service. The Codes of Business Conduct and information about EthicsLine are available on the Company's website at **www.coca-colacompany.com**, by clicking on "Investors," then "Corporate Governance" and then "Code of Conduct." In the event the Company amends or waives any of the provisions of the Code of Business Conduct applicable to our principal executive officer, principal financial officer, principal accounting officer or controller that relates to any element of the definition of "code of ethics" enumerated in Item 406(b) of Regulation S-K under the 1934 Act, the Company intends to disclose these actions on the Company's website.

Our Chief Ethics and Compliance Officer is principally responsible for administering compliance with our Codes of Business Conduct, with the support of a team of global professionals. The Chief Ethics and Compliance Officer reports directly to the Company's Senior Vice President and General Counsel. In addition, the Audit Committee meets with the Chief Ethics and Compliance Officer at least annually to discuss the effectiveness of the Company's compliance programs and receives status updates of compliance issues at each committee meeting.

VIEW THE COMPANY'S GOVERNANCE MATERIALS

You can view the Company's governance materials, including the Certificate of Incorporation, By-Laws, Corporate Governance Guidelines and Board committee charters on the Company's website, **www.coca-colacompany.com**, by clicking on "Investors," then "Corporate Governance" and then "Documents." Instructions on how to obtain copies of these materials are included in the response to question 26, on **page 122**.

COMMUNICATE WITH THE BOARD

The Board has established a process to facilitate communication by shareowners and other interested parties with Directors.

Communications can be addressed to Directors in care of the Office of the Secretary, The Coca-Cola Company, P.O. Box 1734, Atlanta, Georgia 30301 or by email to **asktheboard@coca-cola.com**.

Communications may be distributed to all Directors, or to any individual Director, as appropriate. At the direction of the Board, all mail received may be opened and screened for security purposes. In addition, items that are unrelated to the duties and responsibilities of the Board will not be distributed. Such items include, but are not limited to:

- spam
- junk mail and mass mailings
- product complaints or inquiries

- new product suggestions
- resumes and other forms of job inquiries

- surveys
- business solicitations or advertisements

In addition, material that is trivial, obscene, unduly hostile, threatening or illegal or similarly unsuitable items will be excluded; however, any communication that is excluded will be made available to any independent, non-employee Director upon request.

To help answer many of the questions we receive about our Company and our products, we offer detailed information about common areas of interest on the "FAQs" page of our website, **www.coca-colacompany.com/faqs**.

42 THE COCA-COLA COMPANY
2023 PROXY STATEMENT

Notice of 2023 Annual
Meeting of Shareowners

Letter from Our Chairman
and Chief Executive Officer

Refresh the World.
Make a Difference.

Director Compensation

The Corporate Governance and Sustainability Committee is responsible for reviewing and making recommendations to the Board regarding all matters pertaining to compensation paid to Directors for Board, Lead Independent Director, committee and committee chair service. Director compensation is provided under The Coca-Cola Company Directors' Plan (the "Directors' Plan"). Directors who also serve as employees of the Company do not receive payment for service as Directors.

In making non-employee Director compensation recommendations, the Corporate Governance and Sustainability Committee takes various factors into consideration, including, but not limited to, the responsibilities of Directors generally, as well as committee chairs, and the form and amount of compensation paid to directors by comparable companies. The charter of the Corporate Governance and Sustainability Committee also authorizes the Committee to engage consultant or advisors in connection with its review and analysis of Director compensation, if and when it deems appropriate. The Board reviews the recommendations of the Corporate Governance and Sustainability Committee and determines the form and amount of Director compensation.

The Committee did not recommend, and the Board did not make, any adjustments to the Director compensation program in 2022.

2022 ANNUAL DIRECTOR COMPENSATION

ANNUAL CASH RETAINER	**$90,000**
ANNUAL EQUITY RETAINER	**$200,000**
ADDITIONAL COMPENSATION	
Lead Independent Director	**$30,000**
Chair of Audit Committee	**$30,000**
Chair of Talent and Compensation Committee	**$25,000**
Chairs of all other Committees	**$20,000**

Cash retainers are paid on a quarterly basis. Under the Directors' Plan, non-employee Directors have the option of deferring all or a portion of their cash compensation into share units that are paid out in cash after leaving the Board.

The $200,000 annual equity retainer is credited in deferred share units. The number of share units awarded is equal to the number of shares of Common Stock that could be purchased on the open market for $200,000 on April 1. Share units do not have voting rights but are credited with hypothetical dividends that are reinvested in additional units to the extent dividends on Common Stock are received by shareowners. Share units are paid out in cash on the later of (i) January 15 of the year following the year in which the Director leaves the Board and (ii) six months after the Director leaves the Board. Directors may elect to take their payout in a lump sum or in up to five annual installments.

Directors do not receive fees for attending Board or committee meetings. Directors who serve on committees (other than as chair) do not receive additional compensation for committee service. Non-employee Directors are reimbursed for reasonable expenses incurred in connection with Board-related activities.

HIGHLIGHTS OF DIRECTOR COMPENSATION PROGRAM

- **Emphasis on Equity:** Aligns the majority of Directors' compensation with shareowner interests because the value of share units fluctuates up or down depending on the price of our Common Stock.
- **Long-Term Focus:** Focuses on the long term, because share units are not paid until after the Director leaves the Board.
- **Market Competitive:** In line with peers and equitable based on the work required of Directors serving at an entity of the Company's size and scope.
- **No Fees:** No fees are paid for Board or committee meeting attendance.
- **Stock Ownership Requirements:** Since share units are not paid out until after the Director leaves the Board, all Directors hold their annual equity retainers until after retirement from Board service. As a result, after only 3 years of service, all Directors maintain an equity ownership level of at least five times the annual cash retainer.

The following table details the total compensation of the Company's non-employee Directors for the year ended December 31, 2022.

2022 DIRECTOR COMPENSATION TABLE

Name[1] (a)	Fees Earned or Paid in Cash ($) (b)	Stock Awards ($) (c)	Option Awards ($) (d)	Non-Equity Incentive Plan Compensation ($) (e)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (f)	All Other Compensation ($) (g)	Total ($) (h)
Herb Allen	$ 90,000	$200,000	$0	$0	$0	$ 327	$290,327
Marc Bolland	90,000	200,000	0	0	0	186	290,186
Ana Botín	90,000	200,000	0	0	0	48	290,048
Christopher C. Davis	90,000	200,000	0	0	0	2,446	292,446
Barry Diller	110,000	200,000	0	0	0	1,102	311,102
Carolyn Everson[2]	54,000	120,000	0	0	0	571	174,571
Helene D. Gayle	115,000	200,000	0	0	0	1,065	316,065
Alexis M. Herman	110,000	200,000	0	0	0	26,904	336,904
Robert A. Kotick[3]	45,000	40,000	0	0	0	301	85,301
Maria Elena Lagomasino	140,000	200,000	0	0	0	5,897	345,897
Caroline J. Tsay	90,000	200,000	0	0	0	888	290,888
David B. Weinberg	120,000	200,000	0	0	0	1,880	321,880

[1]　Mr. Quincey is a Company employee and therefore receives no compensation under the Directors' Plan.

[2]　Ms. Everson joined the Board on July 19, 2022. Therefore, the information reflects her service on the Board following such appointment.

[3]　Mr. Kotick did not stand for reelection at the 2022 Annual Meeting. Therefore, the information reflects his service on the Board through the 2022 Annual Meeting.

Fees Earned or Paid in Cash (Column (b))

The amounts reported in the Fees Earned or Paid in Cash column reflect the cash fees earned by each non-employee Director in 2022, whether or not such fees were deferred. In addition to the $90,000 annual cash fees (or a prorated portion thereof): (i) Mr. Weinberg received an additional $30,000 for service as Audit Committee Chair; (ii) Ms. Gayle received an additional $25,000 for service as Talent and Compensation Committee Chair; and (iii) each of Mses. Herman and Lagomasino and Mr. Diller received an additional $20,000 for service as a chair of other committees. Ms. Lagomasino also received an additional $30,000 for service as Lead Independent Director.

The table below shows the non-employee Directors who deferred any portion of their 2022 cash compensation into share units. The number of share units is equal to the number of shares of Common Stock that could be purchased for the deferred amount based on the average of the high and low prices of a share of Common Stock on April 1, 2022.

Director	Elective Deferral in Share Units
Ms. Botín	1,079
Mr. Davis	1,439
Mr. Diller	1,759
Mr. Kotick[1]	719
Ms. Lagomasino	2,239
Mr. Weinberg	1,919

[1]　The number of share units reported for Mr. Kotick represents a prorated number of share units due to his service through the 2022 Annual Meeting.

44 THE COCA-COLA COMPANY
2023 PROXY STATEMENT

Notice of 2023 Annual
Meeting of Shareowners

Letter from Our Chairman
and Chief Executive Officer

Refresh the World.
Make a Difference.

Stock Awards (Column (c))

The amounts reported in the Stock Awards column reflect the grant date fair value associated with each non-employee Director's share units that are required to be deferred under the Directors' Plan, calculated in accordance with the provisions of the Financial Accounting Standards Board Accounting Standards Codification 718, Compensation—Stock Compensation ("ASC Topic 718").

The table below shows the number of outstanding share units held by each non-employee Director who served during 2022.

Director	Outstanding Share Units as of 12/31/2022
Mr. Allen	3,291
Mr. Bolland	40,115
Ms. Botín	61,508
Mr. Davis	28,358
Mr. Diller	178,443
Ms. Everson	1,947
Ms. Gayle	52,404
Ms. Herman	79,403
Mr. Kotick	71,133
Ms. Lagomasino	98,363
Ms. Tsay	22,080
Mr. Weinberg	52,707

All Other Compensation (Column (g))

The amounts reported in the All Other Compensation column reflect, where applicable, Company matching gifts to nonprofit organizations and other charitable contributions, premiums for life insurance (including accidental death and dismemberment and business travel accident coverage), the costs of Company products provided to Directors without charge, and gifts provided to Directors by the Company. In addition, infrequently, spouses and guests of Directors may travel on Company aircraft for personal reasons when the aircraft is already going to a specific destination for a business reason, which has minimal incremental cost to the Company. When this occurs, a nominal amount is included in the All Other Compensation column. In addition, income is imputed to the Director for income tax purposes, and the Director is not provided a tax reimbursement.

Further described below are the amounts reflected in the All Other Compensation column that are required by SEC rules to be separately identified for 2022. None of the non-employee Directors received an aggregate of $10,000 or more of perquisites or other personal benefits from the Company in 2022. The total cost incurred by the Company in 2022 for products provided to non-employee Directors was approximately $15,850.

CHARITABLE CONTRIBUTIONS

The Directors are eligible to participate in the Company's matching gifts program, which is the same program available to all U.S.-based employees and retirees. In 2022, this program matched up to $10,000 of charitable contributions on a two-for-one basis to tax-exempt arts, cultural, environmental and educational organizations. The total cost of matching contributions on behalf of the non-employee Directors for 2022 under the Company's matching gifts program was $20,000, to match certain charitable contributions made by Ms. Herman.

INSURANCE PREMIUMS

For Mr. Diller, who elected coverage prior to 2006, the Company provides life insurance coverage, which includes $30,000 term life insurance and $100,000 group accidental death and dismemberment insurance. This coverage was discontinued in 2006 for all other Directors. The Company cost for this insurance in 2022 was $735.

Business travel accident insurance coverage of $200,000 is provided to all non-employee Directors while traveling on Company business, at a Company cost of $3.45 per Director per year.

Director Independence and Related Person Transactions

INDEPENDENCE STANDARDS

Under the NYSE listing standards and the Company's Corporate Governance Guidelines, the Board must consist of a majority of independent Directors. In making independence determinations, the Board observes NYSE and SEC criteria and considers all relevant facts and circumstances. To be considered independent for these purposes, the Director must (i) meet the bright-line independence standards under the NYSE listing standards, and (ii) the Board must affirmatively determine that the Director otherwise has no material relationship with the Company directly, or as an officer, shareowner or partner of an organization that has a relationship with the Company.

To aid in the Director independence assessment process, the Board has adopted categorical standards that identify categories of relationships that the Board has determined would not affect a Director's independence. These categorical standards, which are part of the Company's Corporate Governance Guidelines, specify that the following will not be considered material relationships that would impair a Director's independence:

Immaterial Sales/Purchases	The Director is an executive officer or employee or any member of his or her immediate family is an executive officer of any other organization that does business with the Company and the annual sales to, or purchases from, the Company are less than $1 million or 1% of the consolidated gross revenues of such organization, whichever is more.
Immaterial Indebtedness	The Director or any member of his or her immediate family is an executive officer of any other organization which is indebted to the Company, or to which the Company is indebted, and the total amount of either company's indebtedness to the other is less than $1 million or 1% of the total consolidated assets of the organization on which the Director or any member of his or her immediate family serves as an executive officer, whichever is more.
Immaterial Position	The Director is a director or trustee, but not an executive officer, or any member of his or her immediate family is a director, trustee or employee, but not an executive officer, of any other organization (other than the Company's outside auditing firm) that does business with, or receives donations from, the Company.
Immaterial Ownership	The Director or any member of his or her immediate family holds a less than a 10% interest in any other organization that has a relationship with the Company.
Immaterial Nonprofit Relationship	The Director or any member of his or her immediate family serves as an executive officer of a charitable or educational organization which receives contributions from the Company in a single fiscal year of less than $1 million or 2% of that organization's consolidated gross revenues, whichever is more.

INDEPENDENCE ASSESSMENT

The Board, through its Corporate Governance and Sustainability Committee, annually reviews all relevant business relationships any Director nominee and any person who served as a Director during 2022 may have with the Company. As a result of its annual review, the Board has determined that none of the following Director nominees has a material relationship with the Company and, as a result, such Director nominees are independent: Herb Allen, Marc Bolland, Ana Botín, Christopher C. Davis, Barry Diller, Carolyn Everson, Helene D. Gayle, Alexis M. Herman, Maria Elena Lagomasino, Amity Millhiser, Caroline J. Tsay and David B. Weinberg. None of the Directors who were determined to be independent had any relationships that were outside the categorical standards identified above. In addition, the Board determined that Robert A. Kotick, who served as a Director for a portion of 2022, was independent.

James Quincey has served as the Company's CEO since May 1, 2017, and therefore is not an independent Director.

All of the Directors who serve as members of the Audit Committee, Talent and Compensation Committee and Corporate Governance and Sustainability Committee are independent under our independence standards, the applicable rules of the SEC and the NYSE listing standards. All members of the Audit Committee and the Talent and Compensation Committee are also compliant with the enhanced independence requirements for audit committee members and compensation committee members, respectively.

The table below summarizes the relationships that were considered in connection with the independence determinations. None of the transactions described below were considered material relationships that impacted the applicable Director's independence.

46 THE COCA-COLA COMPANY
2023 PROXY STATEMENT

Notice of 2023 Annual
Meeting of Shareowners

Letter from Our Chairman
and Chief Executive Officer

Refresh the World.
Make a Difference.

Director	Categorical Standard	Description of Relationship
Ana Botín	Immaterial Sales/Purchases	The Board examined the Company's relationship with Banco Santander, S.A. ("Banco Santander") where Ana Botín, one of our Directors, is Executive Chair. The Board determined that the relationship was not material since (i) the amounts involved were less than 1% of the consolidated gross revenues of Banco Santander; (ii) the Company's investment of excess cash with Banco Santander, primarily in time deposits which provided market rate returns, is part of the Company's overall cash management and investment strategy which includes banks other than Banco Santander; (iii) the Company's payments to Banco Santander relate to banking fees, all in the ordinary course of business; and (iv) the Company has had a relationship with Banco Santander and its banking subsidiaries for many years prior to Ms. Botín's service as a Director of the Company.
Amity Millhiser	Immaterial Sales/Purchases	The Board examined the Company's relationship with PricewaterhouseCoopers LLP ("PwC"), where Amity Millhiser, a Director nominee, is Vice Chair and a partner. The Board determined that the relationship was not material since (i) Ms. Millhiser will have retired from PwC prior to the beginning of her term as a Director of the Company; (ii) Ms. Millhiser does not have and has not had a direct or indirect material interest in any of the services provided by PwC to the Company; (iii) the Company has had a relationship with PwC for many years; and (iv) PwC does not serve as the Company's internal or external auditor.

RELATED PERSON TRANSACTIONS

The Board has adopted a written policy for the review of certain related person transactions between any Director, Director nominee, executive officer, any beneficial owner of more than 5% of the Company's Common Stock and any immediate family member of any of the foregoing (collectively, the "Related Persons") and the Company. For purposes of this policy, a "related person transaction" includes, subject to certain exceptions, any transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which (i) the Company or any subsidiary is a participant; (ii) the amount involved exceeds $120,000 in any fiscal year; and (iii) any Related Person has or will have a direct or indirect material interest.

The policy is administered by the Corporate Governance and Sustainability Committee, which will approve only those transactions that are, in its judgment, appropriate or desirable under the circumstances. In approving a transaction, the Corporate Governance and Sustainability Committee may impose conditions it deems appropriate in its discretion. In determining whether or not to approve a related person transaction, the Corporate Governance and Sustainability Committee considers among other factors it deems appropriate:

- The business purpose of and the potential benefits to the Company of the transaction;
- The nature and extent of the Related Person's interest in the transaction;
- The approximate dollar value of the amount involved in the transaction;
- Whether the transaction was undertaken in the ordinary course of the Company's business;
- Whether the terms of the transaction are fair to the Company and on terms no less favorable to the Company than terms that could have been reached with an unrelated third party;
- The availability of other sources for comparable products or services;
- Whether the transaction would impair the independence of a non-employee Director; and
- Whether the transaction would present an improper conflict of interest for any Director, Director nominee or executive officer, taking into account the size of the transaction, the overall financial position of the applicable Related Person, the direct or indirect nature of the applicable Related Person, the ongoing nature of any proposed relationship and any other relevant factors.

No Director may participate in the discussion or approval of a transaction in which that Director, or an immediate family member, has a direct or indirect interest.

Many transactions that constitute related person transactions are ongoing, and some of those transactions predate the Related Person's relationship with the Company. When such transactions are ongoing, the Corporate Governance and Sustainability Committee will annually review the transactions and determine if it is in the best interests of the Company and its shareowners to continue, modify or terminate any related person transaction.

Since January 1, 2022, there has not been, nor is there currently proposed, any related person transaction in which the Company or any of its subsidiaries was a participant, the amount involved exceeded or will exceed $120,000 and in which any Related Person had or will have a direct or indirect material interest.

6 Share Ownership

Directors and Executive Officers

The following table sets forth information regarding beneficial ownership of Common Stock by each Director, each Director nominee, each individual named in the 2022 Summary Compensation Table on **page 70**, and our Directors, Director nominee and executive officers as a group, all as of February 24, 2023. Unless otherwise noted, voting power and investment power in Common Stock are exercisable solely by the named person.

Name	Aggregate Number of Shares Beneficially Owned	Percent of Outstanding Shares[1]	Additional Information
Herb Allen	19,282,444	*	Includes 99,054 shares held by Allen & Company LLC, 6,000,000 shares held by Allen & Company Incorporated over which Mr. Allen has sole voting power, 13,000,000 shares held by two family members over which Mr. Allen has sole voting power, 780 shares held by a family trust of which Mr. Allen is one of two trustees and 20,000 shares held by a foundation of which Mr. Allen is one of two directors. Does not include 3,291 share units deferred under the Directors' Plan, which are settled in cash.
Marc Bolland	10,000	*	Does not include 40,115 share units deferred under the Directors' Plan, which are settled in cash.
Ana Botín	2,500	*	Shares held by a Spanish limited company of which Ms. Botín and her husband are the indirect beneficial owners. Does not include 61,508 share units deferred under the Directors' Plan, which are settled in cash.
Christopher C. Davis	20,000	*	Does not include 28,358 share units deferred under the Directors' Plan, which are settled in cash.
Barry Diller	4,000,000	*	Held by a trust of which Mr. Diller is sole trustee and beneficiary. Does not include 178,443 share units deferred under the Directors' Plan, which are settled in cash.
Carolyn Everson	1,500	*	Does not include 1,947 share units deferred under the Directors' Plan, which are settled in cash.
Helene D. Gayle	3,000	*	Does not include 52,404 share units deferred under the Directors' Plan, which are settled in cash.
Alexis M. Herman	2,000	*	Does not include 79,403 share units deferred under the Directors' Plan, which are settled in cash.
Maria Elena Lagomasino	23,631	*	Does not include 98,363 share units deferred under the Directors' Plan, which are settled in cash.
Amity Millhiser	0	*	
Caroline J. Tsay	1,104	*	Does not include 22,080 share units deferred under the Directors' Plan, which are settled in cash.

48 THE COCA-COLA COMPANY
2023 PROXY STATEMENT

Notice of 2023 Annual
Meeting of Shareowners

Letter from Our Chairman
and Chief Executive Officer

Refresh the World.
Make a Difference.

Name	Aggregate Number of Shares Beneficially Owned	Percent of Outstanding Shares[1]	Additional Information
David B. Weinberg	9,384,160	*	Includes 1,576,930 shares held by family members over which Mr. Weinberg has sole dispositive power and 152,930 shares held by an estate trust of a deceased family member, of which Mr. Weinberg is one of three trustees and is a contingent remainder beneficiary but over which he also has sole dispositive power. Also includes 56,738 shares held by a marital trust of a deceased family member, of which Mr. Weinberg is one of three trustees and contingent remainder beneficiaries but over which he also has sole dispositive power, and 3,000,000 shares held by three family trusts, of which Mr. Weinberg is a current or contingent remainder beneficiary and one of three trustees but over which he also has sole dispositive power. Also includes 12,000 shares held by a family trust, of which Mr. Weinberg is neither a trustee nor a beneficiary but over which he has sole dispositive power. Also includes 3,540,000 shares held by two family limited partnerships, over which Mr. Weinberg has sole investment control and shares beneficial ownership interest. Also includes 115,852 shares held by two foundations, over which Mr. Weinberg shares investment power with other family members but over which he also has sole dispositive power, and 174,496 shares held by two foundations, over which other family members have investment power but over which Mr. Weinberg also has sole dispositive power. Does not include 52,707 share units deferred under the Directors' Plan, which are settled in cash.
James Quincey	3,591,365	*	Includes 44,678 shares held by a family member, 200 shares of restricted stock, 6,182 shares credited to Mr. Quincey under The Coca-Cola Company 401(k) Plan (the "401(k) Plan") and 2,901,538 shares that may be acquired upon the exercise of options which are presently exercisable or that will become exercisable on or before April 25, 2023. Does not include 20,422 share units credited under The Coca-Cola Company Supplemental 401(k) Plan (the "Supplemental 401(k) Plan"), which are settled in cash post employment.
John Murphy	1,200,184	*	Includes 2,407 shares held by a family member, 200 shares of restricted stock, 462 shares credited to Mr. Murphy under the 401(k) Plan and 968,485 shares that may be acquired upon the exercise of options, which are presently exercisable or that will become exercisable on or before April 25, 2023. Does not include 2,325 share units credited under the Supplemental 401(k) Plan, which are settled in cash post employment.
Manuel Arroyo	497,661	*	Includes 382,347 shares that may be acquired upon the exercise of options, which are presently exercisable or that will become exercisable on or before April 25, 2023.
Alfredo Rivera	666,786	*	Includes 62,000 shares held by a family member's trust, 298 shares credited to Mr. Rivera under the 401(k) Plan and 604,488 shares that may be acquired upon the exercise of options, which are presently exercisable or that will become exercisable on or before April 25, 2023. Does not include 1,304 share units credited under the Supplemental 401(k) Plan, which are settled in cash post employment.
Brian J. Smith	1,570,120	*	Includes 200 shares of restricted stock, 41,640 shares credited to Mr. Smith under the 401(k) Plan, and 1,308,051 shares that may be acquired upon the exercise of options, which are presently exercisable or that will become exercisable on or before April 25, 2023. Does not include 22,589 share units credited under the Supplemental 401(k) Plan, which are settled in cash post employment.
All Directors and executive officers as a group (24 persons)	43,221,904	*	Includes 800 shares of restricted stock, 101,831 shares credited under the 401(k) Plan and 8,325,580 shares that may be acquired upon the exercise of options, which are presently exercisable or that will become exercisable on or before April 25, 2023. Does not include 76,117 share units credited under the Supplemental 401(k) Plan and 618,619 share units deferred under the Directors' Plan, all of which will be settled in cash. Also does not include 6,147 unvested restricted stock units, which will be settled in shares upon vesting.

* Less than 1% of outstanding shares of Common Stock.

[1] Share units credited under the Directors' Plan and the Supplemental 401(k) Plan are not included as outstanding shares in calculating these percentages. Unvested restricted stock units, which will be settled in shares upon vesting, also are not included.

Principal Shareowners

Set forth in the table below is information about the number of shares held by persons we know to be the beneficial owners of more than 5% of the outstanding shares of Common Stock.

Name and Address	Aggregate Number of Shares Beneficially Owned	Percent of Outstanding Shares[4]
Berkshire Hathaway Inc.[1] 3555 Farnam Street, Omaha, Nebraska 68131	400,000,000	9.25%
The Vanguard Group[2] 100 Vanguard Blvd., Malvern, Pennsylvania 19355	368,192,362	8.51%
BlackRock, Inc.[3] 55 East 52nd Street, New York, New York 10055	310,955,318	7.19%

[1] Berkshire Hathaway Inc., a diversified holding company, has informed the Company that, as of December 31, 2022, it held an aggregate of 400,000,000 shares of Common Stock through subsidiaries.

[2] The information is based on a Schedule 13G/A filed by The Vanguard Group with the SEC on February 9, 2023, reporting beneficial ownership as of December 31, 2022. The Vanguard Group reported that it has sole dispositive power with respect to 351,259,683 shares of Common Stock, shared voting power with respect to 5,804,877 shares of Common Stock, shared dispositive power with respect to 16,932,679 shares of Common Stock and no sole voting power.

[3] The information is based on a Schedule 13G/A filed by BlackRock, Inc. with the SEC on February 7, 2023, reporting beneficial ownership as of December 31, 2022. BlackRock, Inc. reported that it has sole voting power with respect to 278,400,929 shares of Common Stock, sole dispositive power with respect to 310,955,318 shares of Common Stock and no shared voting or dispositive power.

[4] The ownership percentages set forth in this column are based on the assumption that each of the principal shareowners continued to own the number of shares reflected in the table above on February 24, 2023.

Delinquent Section 16(a) Reports

Section 16(a) of the 1934 Act requires the Company's Directors and certain officers, as well as persons who beneficially own more than 10% of the outstanding shares of Common Stock, to file reports regarding their initial stock ownership and subsequent changes to their ownership with the SEC.

Based solely on a review of the reports filed for fiscal year 2022 and related written representations, we believe that all Section 16(a) reports were filed on a timely basis, except for (i) an amended Form 3 filed on July 26, 2022 for Carolyn Everson to report her ownership of 517 shares that were inadvertently omitted from her Form 3; and (ii) a Form 5 filed on February 23, 2023 for Kathy Loveless to report the disposition on December 15, 2022 of restricted stock units to satisfy payroll tax liabilities.

50 THE COCA-COLA COMPANY
2023 PROXY STATEMENT

Notice of 2023 Annual
Meeting of Shareowners

Letter from Our Chairman
and Chief Executive Officer

Refresh the World.
Make a Difference.

7 Compensation

2 Advisory Vote to Approve Executive Compensation

WHAT AM I VOTING ON?

Shareowners are being asked to approve, on an advisory basis, the compensation of the Named Executive Officers as described in the Compensation Discussion and Analysis beginning on **page 53** and the Compensation Tables beginning on **page 70**.

 **The Board of Directors recommends a vote FOR the advisory vote to approve executive compensation.**

In deciding how to vote on this proposal, the Board encourages you to read the Compensation Discussion and Analysis and the Compensation Tables. The Talent and Compensation Committee has made several key enhancements in recent years to our compensation programs in order to continue to improve the alignment between compensation designs and outcomes and the Company's business and talent strategies, as well as the long-term interests of our shareowners.

The Board recommends that shareowners vote FOR the following resolution:

"RESOLVED, that the shareowners approve, on an advisory basis, the compensation of the Company's Named Executive Officers, as disclosed in this Proxy Statement, including the Compensation Discussion and Analysis, the Compensation Tables and the related narrative disclosure."

The Talent and Compensation Committee takes very seriously its role in the governance of the Company's compensation programs and values thoughtful input from shareowners. Because your vote is advisory, it will not be binding upon the Board. However, the Board values shareowners' opinions, and the Talent and Compensation Committee will consider the outcome of the advisory vote when considering future executive compensation decisions. The Board has adopted a policy of providing for annual advisory votes from shareowners on executive compensation. The next such vote will occur at the 2024 Annual Meeting of Shareowners, subject to the outcome of the advisory vote on the frequency of future advisory votes to approve executive compensation (see **page 91**).

Message from the Talent and Compensation Committee



2022 was a strong year for the Company as it executed its strategy for growth in a dynamic operating and macroeconomic environment. The Company also focused on delivering against its talent strategy through certain key leadership transitions that will help continue to drive the business forward. As a Committee, we are committed to working with Company management to design talent and compensation programs that align executives' interests with those of our shareowners. We take seriously the annual "say-on-pay" advisory vote, and following an outcome that was significantly lower than what we've typically received in the past, we oversaw important investor outreach throughout 2022 to ensure we are understanding and responding to your feedback.

2022 "Say-on-Pay" Results and Response

The annual advisory vote to approve executive compensation, also known as "say-on-pay," is one tool we as a Committee use to gauge shareowner sentiment regarding the Company's executive compensation programs. Last year, the Company's say-on-pay vote received support from approximately 51% of votes cast. As we have received an average say-on-pay vote of 92% in the five preceding years, the Committee fully understands and appreciates the seriousness of this message from our shareowners and the need to be responsive.

In response to last year's say-on-pay result, the Committee, including the Company's Lead Independent Director, conducted outreach efforts to discuss our talent and compensation programs with shareowners and to listen to shareowner feedback. In addition to a robust engagement process conducted during proxy season, we engaged with shareowners representing approximately 35% of our Common Stock on this issue after the vote, including 13 of our top 15 investors.

Notably, these engagements confirmed that shareowners generally approve of our pay-for-performance philosophy, as well as the design of our executive compensation programs. Shareowners also expressed support for our recent compensation initiatives, and in particular, supported the incorporation of sustainability measures into our annual and long-term incentive programs. The general sentiment we heard from these engagements was that our programs are working to attract and retain talent and are well designed from a pay-for-performance perspective, and that our governance practices are strong.

However, the reason cited by those who voted against the say-on-pay proposal in 2022 was the use of a consulting agreement entered into with the Company's former General Counsel, both in terms of quantum and transparency around the rationale for the agreement.

The Committee and full Board have taken this investor feedback seriously, assessing key themes from shareowners' input. While the Company has historically used consulting agreements in limited circumstances to address specific needs such as receiving unique advice and counsel or to aid in successful transitions, often with full approval from the Board, we understand from our investor feedback that we must remain committed to continue to monitor and limit the use of consulting agreements, and to provide transparency and rationale to help shareowners understand decisions made by the Committee. We believe this is an appropriate action based on the feedback from our investors.

We remain proud of the many best practices we have incorporated into our compensation programs over the years, which are summarized in "Checklist of Compensation Practices" on **page 56** of this Proxy Statement.

52 THE COCA-COLA COMPANY
2023 PROXY STATEMENT
Notice of 2023 Annual Meeting of Shareowners
Letter from Our Chairman and Chief Executive Officer
Refresh the World. Make a Difference.

Key Leadership Transitions

Assessing the leadership team and overseeing succession planning for senior roles are critical responsibilities of the Board. In 2022, the Company announced several key leadership changes. John Murphy expanded his responsibilities effective October 1, 2022, taking on the role of President in addition to his role as Chief Financial Officer. He now oversees Global Ventures; Platform Services; Online-to-Offline Digital Transformation; Customer and Commercial Leadership; and the Company's Bottling Investments Group. Brian J. Smith stepped down from his role as President and Chief Operating Officer effective September 30, 2022, and supported the organization as senior executive, ensuring a smooth transition across our broad and complex global Coca-Cola system, until he retired from the Company on February 28, 2023. Alfredo Rivera transitioned from his role as President, North America Operating Unit on December 31, 2022, and will separate from the organization on March 31, 2023. Jennifer Mann, a 25-year veteran of the Company with deep operational experience, succeeded Mr. Rivera, becoming our first female executive to oversee the North America Operating Unit. Additionally, the Company continued to build the next generation of leaders with select appointments in the Platform Services function, operating unit leadership and marketing category roles. We believe these leadership changes will help support the Company's continued growth and enable smooth transitions of the important responsibilities of these leaders.

Continuing Our Commitment to Environmental Sustainability and Diversity, Equity and Inclusion in Our Compensation Programs

In 2022, the Committee approved changes to our compensation programs to tie certain sustainability goals to compensation for the Company's executive officers. These changes set an important precedent and reinforce our belief that the Company's environmental sustainability and DEI goals are among the key drivers of future growth. The Committee was encouraged by our executive officers' efforts in 2022 to promote progress toward the Company's sustainability goals, and we determined to continue to include the same DEI components in the annual incentive awards for 2023, as well as the same environmental sustainability components in the performance share unit awards for the 2023-2025 performance cycle. We believe that these components in our compensation programs will continue to drive positive change for the Company as we strive to refresh the world and make a difference.

HELENE D. GAYLE **CHAIR**	**CAROLYN EVERSON**	**ALEXIS M. HERMAN**	**MARIA ELENA LAGOMASINO**
Helene D. Gayle	Carolyn Everson	Alexis M. Herman	Maria Elena Lagomasino

Compensation Discussion and Analysis

This Compensation Discussion and Analysis provides a detailed description of our executive compensation philosophy and programs, the compensation decisions the Talent and Compensation Committee (referred to as the "Committee" in this Compensation Discussion and Analysis) has made under those programs, and the factors considered in making those decisions. This Compensation Discussion and Analysis focuses on the compensation of our Named Executive Officers for 2022. The titles below for our Named Executive Officers represent positions as of December 31, 2022.

    

JAMES QUINCEY	**JOHN MURPHY**	**MANUEL ARROYO**	**ALFREDO RIVERA**	**BRIAN J. SMITH**
Chairman of the Board and Chief Executive Officer	President and Chief Financial Officer[1]	Chief Marketing Officer	President, North America Operating Unit[2]	Senior Executive; Former President and Chief Operating Officer[3]

[1]　Mr. Murphy served as Executive Vice President and Chief Financial Officer through September 30, 2022, when he was appointed to his current role of President and Chief Financial Officer.

[2]　Mr. Rivera transitioned to the role of senior advisor on January 1, 2023 and will separate from the Company on March 31, 2023.

[3]　Mr. Smith served as President and Chief Operating Officer through September 30, 2022, when he transitioned to the role of senior executive. He retired from the Company on February 28, 2023.

2022 PERFORMANCE IN REVIEW

In 2022, the Company delivered strong results, executing amidst a challenging external environment that remained dynamic as inflation, geopolitical tensions and pandemic-related mobility restrictions persisted. The vast majority of pay for executives is at-risk and performance-based. The key financial measures in our incentive plans are reflective of our growth strategy, are widely used to evaluate the success of our business, are prevalent amongst our peers, and are highly correlated with long-term value creation. We set incentive targets in line with our externally communicated long-term growth plan, which aligns our compensation programs with investors' growth and value creation expectations.

NET OPERATING REVENUE GROWTH



ORGANIC REVENUE GROWTH (NON-GAAP)*



OPERATING INCOME GROWTH



COMPARABLE CURRENCY NEUTRAL OPERATING INCOME GROWTH (NON-GAAP)*



*　Organic revenues is a non-GAAP financial measure that excludes or has otherwise been adjusted for the impact of acquisitions, divestitures and structural changes, as applicable, and the impact of fluctuations in foreign currency exchange rates. Comparable currency neutral operating income is a non-GAAP financial measure that excludes or has otherwise been adjusted for items impacting comparability and the impact of fluctuations in foreign currency exchange rates. See **Annex C** on **page 127** for reconciliations of non-GAAP financial measures to our results as reported under GAAP.

54 THE COCA-COLA COMPANY
2023 PROXY STATEMENT

Notice of 2023 Annual
Meeting of Shareowners

Letter from Our Chairman
and Chief Executive Officer

Refresh the World.
Make a Difference.

Compensation Results

In 2022, the financial performance targets for the annual incentive award were set at 5% for net operating revenue growth and 7% for operating income growth, each of which is within our long-term growth plan for those measures of 4% to 6% and 6% to 8%, respectively. Accordingly, our strong financial performance certified under our incentive plans of 16% net operating revenue growth and 19.5% operating income growth resulted in a payout that was above target, consistent with our philosophy of tying executive pay to performance. For more information on the 2022 incentive payouts for our Named Executive Officers, see the discussion beginning on **page 58**.

ANNUAL INCENTIVE PAYOUT
% of Target



* Discretionary incentive payment

LONG-TERM INCENTIVE PSU PAYOUT
% of Target



* Reflects decrease of award as a result of application of the relative TSR modifier

** Awards under the 2020-2022 PSU program and the 2021-2022 emerging stronger PSU program were both certified at 200%

Returns to Shareowners

The Company's strong financial performance in recent years has allowed us to increase returns to shareowners on an accelerated basis. Despite currency headwinds and macroeconomic volatility, we have grown U.S. dollar earnings per share and cash flow from operations, which has allowed the Company to continue to grow the dividend. In February 2023, we announced a 4.5% increase in our dividend per share of Common Stock, which is the 61st consecutive annual increase.

DIVIDENDS PER SHARE



TOTAL SHAREOWNER RETURN ("TSR")*



The Coca-Cola Company — 163
S&P 500 Index — 157
Dow Jones Food & Beverage Total Return Index — 151

* The Total Shareowner Return graph shows how a $100 investment in the Company's Common Stock on December 31, 2017 would have grown to $163 on December 31, 2022, with dividends reinvested on the day of issuance, outperforming both the S&P 500 Index and the Dow Jones Food & Beverage Total Return Index over the five-year period.

CASH FLOW FROM OPERATIONS



EARNINGS PER SHARE



2022 COMPENSATION OUTCOMES

The Committee is accountable for making decisions about executive compensation that are in the best long-term interests of our shareowners. We strive to achieve this through adherence to the Company's compensation philosophy and core principles and by carefully considering feedback received from shareowners to continually enhance our compensation programs.

The following table illustrates the total direct compensation (in millions) for each of our Named Executive Officers in 2022.

	James Quincey	John Murphy	Manuel Arroyo	Alfredo Rivera	Brian J. Smith
	⬤	⬤	⬤	⬤	⬤
LONG-TERM INCENTIVE	$14.1	$4.7	$4.1	$2.3	$5.1
ANNUAL INCENTIVE	$6.1	$2.6	$1.6	$1.3	$3.1
BASE SALARY	$1.6	$1.0	$0.7	$0.7	$0.9
TOTAL DIRECT COMPENSATION*	**$21.8**	**$8.2**	**$6.4**	**$4.2**	**$9.2**

*   Total Direct Compensation comprises base salary, actual annual incentive and the grant date fair value of the long-term incentive awards for 2022. Certain columns may not add due to rounding.

OUR COMPENSATION PHILOSOPHY AND CORE PRINCIPLES

While we consider many factors in our pay decisions, we are guided by the following core philosophies and principles:

PAY FOR PERFORMANCE		The vast majority of pay for executive officers is at-risk and performance-based with measures aligned to the Company's long-term growth plan. Performance is assessed in the following ways: • The Company's financial performance, including results against long-term growth targets • The Company's sustainability performance, including results against predefined measures • Return to shareowners over time, both on an absolute basis and relative to our peers
ALIGNMENT WITH SHAREOWNERS		Our compensation programs are designed to align executives' interests with those of our shareowners. A majority of pay for our Named Executive Officers is tied to Company performance. We also maintain stock ownership guidelines for executive officers and remain committed to our Equity Stewardship Guidelines. Our robust governance practices enable us to be good stewards of equity incentives.
PROVIDE PROGRAMS THAT DRIVE LONG-TERM PROFITABLE GROWTH		We invest in and reward talent with the greatest potential to drive the long-term profitable growth of our Company, while holding employees accountable to the Company's strategy and values.
SIMPLICITY AND TRANSPARENCY		Our compensation programs include clear performance measures and line of sight for employees.
RECOGNITION OF INDIVIDUAL PERFORMANCE		Our compensation programs reward individual performance in a number of areas that contribute to our growth and success. For example, the Company's executives are responsible for achievement of non-financial goals, which are critical to the long-term success of our business, reflect our external responsibility as global leaders, and add value for our shareowners and other stakeholders. In addition, individual performance against our cultural values and leadership behaviors is also taken into consideration in our compensation programs. Executives are thus motivated to deliver results that align with Company values and shareowner interests.
CONSIDER THE COCA-COLA SYSTEM		Our employees are required to operate and have influence in the context of our broad and complex global Coca-Cola system, which includes our approximately 200 bottling partners around the world. While the Company had $43.0 billion in 2022 reported net operating revenues and employed approximately 82,500 people as of December 31, 2022, the Coca-Cola system generates more than $100 billion in annual revenues, operates in more than 200 countries and territories, and employs more than 700,000 people. Our executives and employees must not only manage our business but also support our bottling partners and other partners. This alignment and a shared vision of success are critical to drive long-term growth.
ALIGNMENT OF APPROACH ACROSS THE WORKFORCE		Our people, at every level, are our most important asset. The Committee takes seriously the Company's goal to structure pay programs, from the CEO down through the entire workforce, in a manner that reinforces the Company's growth agenda. The Committee also understands that CEO pay should be perceived as reasonable relative to overall employee pay. The compensation approach used to set CEO and Named Executive Officer pay is the same approach used in determining compensation for the broader workforce, including pay competitiveness and the use of performance-based measures that reward exceptional financial performance. In its discretion in determining CEO and Named Executive Officer pay, the Committee may also consider other factors that it regularly reviews, including shareowner and employee feedback, the shareowner advisory vote on compensation, CEO pay ratio, global pay fairness, and progress against sustainability goals.

56   THE COCA-COLA COMPANY
2023 PROXY STATEMENT   Notice of 2023 Annual
Meeting of Shareowners   Letter from Our Chairman
and Chief Executive Officer   Refresh the World.
Make a Difference.

Talent and Compensation Committee Oversight is a Year-Round Process

We have a robust engagement, planning, review and approval process to oversee the Company's strategies relating to executive compensation, talent, leadership and culture, including DEI.

When evaluating pay reported in the 2022 Summary Compensation Table against Company performance, it is important to consider the timing of compensation decisions and which performance period informs each of the annual and long-term incentive awards. For instance:

- Annual incentive awards reported for 2022 were decided in February 2023 and reflect performance against targets and goals set in February 2022; and
- Long-term incentive awards reported for 2022 were granted in February 2022 and reflect the individual's potential to drive future growth.

Highlights from our 2022 agenda are set forth in the adjacent table.

JANUARY-MARCH

- Reviewed overall robustness and rigor of performance measures and targets for 2022 performance cycles
- Finalized performance measures and targets for upcoming performance cycles
- Approved annual and long-term incentive award opportunities for executive officers
- Discussed talent, leadership and culture strategy, including DEI strategy

APRIL-JUNE

- Reviewed results of "say-on-pay" advisory vote
- Conducted shareowner outreach to gather feedback on the "say-on-pay" vote

JULY-SEPTEMBER

- Reviewed results of global pay fairness analysis
- Reviewed program designs for the upcoming year
- Evaluated and set compensation comparator group to be used for upcoming year

OCTOBER-DECEMBER

- Reviewed talent, leadership and culture strategy and progress against talent management and DEI goals (e.g., succession, acceleration and retention of talent)
- Reviewed risk assessment of compensation programs
- Benchmarked compensation program designs and pay opportunities against the compensation comparator group

CHECKLIST OF COMPENSATION PRACTICES

⊘ WHAT WE DO

- Base the vast majority of executive pay on business performance and shareowner returns; pay is not guaranteed
- Align pay outcomes with individual and Company performance
- Set robust incentive targets derived from long-term growth plan
- Adhere to an equity burn rate commitment of 0.4% or less
- Apply share ownership and share retention policies
- Provide limited perquisites with sound business rationale
- Include "double-trigger" change in control provisions in equity awards
- Prohibit short sales, hedging and pledging of Company stock by executive officers and Directors
- Regularly assess the risk-reward balance of our compensation programs in order to mitigate undue risks in our programs
- Include clawback provisions in our key compensation programs

⊗ WHAT WE DON'T DO

- No employment contracts unless required by law
- No dividends or dividend equivalents on unearned PSUs or restricted stock units
- No repricing of underwater stock options
- No tax gross-ups for personal aircraft use or financial planning
- No special change in control severance provisions for executive officers
- No tax gross-ups related to change in control

ELEMENTS OF EXECUTIVE COMPENSATION

We generally provide three elements of total direct compensation: base salary, annual incentives and long-term incentives, which are described below. In addition, we provide limited perquisites (see **page 64**) and standard retirement and benefit plans (see **pages 68** and **124**).

BASE SALARY	**ANNUAL INCENTIVE**	**LONG-TERM INCENTIVE**
Fixed cash compensation based on the market-competitive value of the skills and knowledge required for each role. Base salary is reviewed and adjusted when appropriate to maintain market competitiveness. Increases in base salary are not automatic or guaranteed.	Variable cash compensation designed to reward results in the prior year. Annual cash incentives are based on: • Company and operating unit financial measures (net operating revenue growth and operating income growth) • Non-financial measures (progress toward DEI aspirations) • Individual performance	Equity awards designed to motivate executives and reward potential to drive long-term growth, as well as to align the interests of employees with those of shareowners. Grants are awarded in the form of stock options and PSUs. Performance measures for the PSUs granted in 2022 were as follows: • Net operating revenue growth • Earnings per share growth • Free cash flow • Certain environmental sustainability measures • Relative TSR modifier

IMPORTANT FACTS ABOUT OUR INCENTIVE TARGETS

Rigor of Incentive Targets	**Choice of Incentive Measures**
The Committee recognizes the importance of achieving an appropriate balance between rewarding executives for strong performance over both the short term and long term and establishing realistic but rigorous targets that continue to attract, motivate and retain executives. In 2022, the Committee continued to dedicate time to assess the robustness and rigor of our incentive targets, considering the following: • Performance levels in line with our long-term growth plan • The likelihood of achieving various levels of performance, including consideration of macroeconomic factors • Measures, program designs and results at companies in our comparator group	The key financial measures in our incentive plans align with our growth strategy, are widely used measures to evaluate the success of our business by investors, are prevalent amongst our compensation comparator group, and are highly correlated with long-term value creation. Our non-financial sustainability measures in our incentive plans align with the Company's priority issues and reinforce our executives' accountability for both our short- and long-term sustainability goals. To evaluate performance in a manner consistent with how management evaluates our operating results and trends, the key financial measures in our annual and long-term incentive plans are measured on a non-GAAP basis. We make certain adjustments when calculating these results, such as for the impact of foreign currency exchange rate fluctuations, items impacting comparability, changes in financial accounting reporting regulations, and costs and other financial implications associated with certain corporate transactions. Our incentive targets are currency neutral because the Committee believes these targets should measure the underlying results of the business and that business leaders should be encouraged to make decisions that help drive long-term sustainable growth rather than which address short-term currency fluctuations. This philosophy has been in place for several years, and we review this issue regularly, as it is an important concern for global companies like ours with significant exposure to foreign currency exchange rate fluctuations.

58 THE COCA-COLA COMPANY
2023 PROXY STATEMENT

Notice of 2023 Annual
Meeting of Shareowners

Letter from Our Chairman
and Chief Executive Officer

Refresh the World.
Make a Difference.

Base Salary

Base salary is fixed cash compensation delivered in return for day-to-day job responsibilities, leadership skills and experience. Market-competitive base salaries help attract and retain executive talent. Base salary is not intended to reward past performance.

The Committee annually reviews the base salaries of our Named Executive Officers and makes adjustments when appropriate based on market competitiveness. The Committee may also make periodic adjustments in connection with promotions or changes in responsibility.

In April 2022, adjustments were made to the base salaries of each of the Named Executive Officers other than Mr. Quincey to align with market competitiveness. Mr. Murphy also received an additional increase to his base salary in October 2022, in connection with his appointment to President and Chief Financial Officer.

Name	Base Salary (12/31/2021) ($)	Base Salary (12/31/2022) ($)
Mr. Quincey	$1,600,000	$1,600,000
Mr. Murphy	895,000	1,025,000
Mr. Arroyo	650,000	669,500
Mr. Rivera	650,000	663,000
Mr. Smith	910,000	937,300

Annual Incentive Compensation

Annual cash incentives are determined under the Annual Incentive Plan and are designed to reward annual performance and individual contributions that support business results and strategy. Awards for our Named Executive Officers are determined based on a formula with predefined financial and non-financial measures ("Business Performance Factor") aligned with the Company's long-term growth strategy as well as the executive's individual performance ("Individual Performance Amount").



BASE SALARY × TARGET PERCENTAGE × BUSINESS PERFORMANCE FACTOR + INDIVIDUAL PERFORMANCE AMOUNT (+/- 30%) = ANNUAL INCENTIVE AMOUNT (0-200%)

BUSINESS PERFORMANCE FACTOR

Actual awards under the Annual Incentive Plan for the Named Executive Officers are primarily driven by the Business Performance Factor, which follows a formulaic calculation utilizing financial performance targets and non-financial goals determined at the outset of the performance period. The Committee selects measures and targets that it believes are consistent with the Company's strategic goals and which are designed to be challenging but achievable.

For 2022, the Committee selected net operating revenue growth and operating income growth as the financial performance measures for the Business Performance Factor. The Committee also determined to include certain non-financial goals in the Business Performance Factor to reinforce accountability for our executives with respect to the Company's DEI goals. These non-financial goals accounted for 10% of the Business Performance Factor, and were based on predefined quantitative and qualitative components (the "DEI Components"). These DEI Components were designed to promote progress toward the Company's 2030 aspirations to be 50% led by women globally, and to align race and ethnicity representation to census data in the U.S., as well as to encourage the design and implementation of sustainable DEI strategies.

For Messrs. Quincey, Murphy, Arroyo and Smith, the Committee approved a Business Performance Factor design that was weighted 45% for overall Company net operating revenue growth, 45% for overall Company operating income growth ("Overall Company Financial Performance") and 10% for the DEI Components. For Mr. Rivera, who had responsibility in 2022 for the Company's North America Operating Unit ("NAOU"), the Committee approved a Business Performance Factor design that was weighted 60% for Overall Company Financial Performance, as described above, 30% for the performance of the NAOU, measured by its net operating revenue growth and operating income growth, each weighted equally, and 10% for the DEI Components.

Actual net operating revenue and operating income growth results were rounded to the nearest half percent, and the Committee determined whether each of the DEI components was either achieved or not achieved. The payout for each performance measure was then weighted to determine the final Business Performance Factor. For 2022, the Business Performance Factor could range from 0% to 190% of the target incentive and a minimum threshold must be achieved in order to receive a payout. For 2022, the maximum was set to be difficult to achieve and our payout results reflect our extraordinary business performance for the year.

The overall financial targets and non-financial goals and results for the Company for 2022 were as follows:

Financial Measures

Performance Measure	Target*	Actual Performance	Result	Weighting	Weighted Result
Net Operating Revenue Growth**	5%	**16.0%**	200%	45%	90%
Operating Income Growth**	7%	**19.5%**	200%	45%	90%

Non-Financial Measures

Performance Measure	Goal	Actual Performance	Result	Weighting	Weighted Result
DEI Components***	**Progress**	**All Achieved**	100%	10%	10%
			Company Performance Factor		**190%**

*   The specific targets for the NAOU are not disclosed because they relate to business operations in a specific geography and disclosure could result in competitive harm.

**   Net operating revenue growth is organic, which is a non-GAAP financial measure that excludes or has otherwise been adjusted for the impact of acquisitions, divestitures and structural changes, as applicable, and the impact of changes in foreign currency exchange rates. Operating income growth is comparable currency neutral (adjusted for structural changes), which is a non-GAAP financial measure that excludes or has otherwise been adjusted for items impacting comparability, the impact of changes in foreign currency exchange rates, and the impact of structural changes, as applicable. Items impacting comparability include asset impairments, transaction gains/losses, restructuring and other items. Structural changes generally refer to acquisitions and divestitures of bottling operations, including the impact of intercompany transactions among our operating segments. Using these adjusted measures of net operating revenue growth and operating income growth is appropriate because they provide a more consistent comparison against the prior year.

***   40% of the overall weighting of the DEI Components was determined by quantitatively demonstrating progress as of December 31, 2022 against the prior year period in terms of representation of women in leadership globally and People of color in leadership in the U.S. As the Company demonstrated progress in both of these categories, the Committee determined that this quantitative component was achieved for 2022.

60% of the overall weighting of the DEI Components was based on our executive officers demonstrating efforts to design and implement DEI strategies with a focus on creating a culture of inclusion and building sustainable programs to foster recruitment, development and retention of diverse talent. The Committee determined this qualitative component was achieved for 2022 based on the Committee's review of a comprehensive summary of actions completed by the executive officers during 2022. Examples included: expanding external strategic partnerships with a focus on developing, retaining and attracting diverse talent; expanding employee-led Inclusion Networks globally to enhance cultural sensitivity and awareness, in addition to supporting business-related diversity initiatives; successfully leveraging "reverse mentor" programs to drive inspirational leadership; and activating monthly in-person connection and skill-up experiences to drive collaboration, connection to the team and business, and build capabilities. To learn more about our Global Diversity, Equity and Inclusion Strategy, see **page 7**.

The base salary, target annual incentive and 2022 Business Performance Factor for each of our Named Executive Officers were as follows:

Name	Base Salary (12/31/2022) ($)	Target (%)	Target Annual Incentive ($)	Business Performance Factor (%)
Mr. Quincey	$ 1,600,000	200%	$3,200,000	190%
Mr. Murphy*	1,025,000	131%	1,345,313	190%
Mr. Arroyo	669,500	125%	836,875	190%
Mr. Rivera**	663,000	100%	663,000	190%
Mr. Smith	937,300	175%	1,640,275	190%

*   Mr. Murphy's target is prorated based on his time spent in 2022 as Executive Vice President and Chief Financial Officer with a target of 125% and as President and Chief Financial Officer with a target of 150%, resulting in a 2022 target of 131.25%.

**   For Mr. Rivera, the Business Performance Factor was weighted 60% for Overall Company Performance (at 200%), 30% for NAOU net operating revenue and operating income performance (at 200%) and 10% for DEI Components, as discussed above (at 100%).

60 THE COCA-COLA COMPANY
2023 PROXY STATEMENT

Notice of 2023 Annual
Meeting of Shareowners

Letter from Our Chairman
and Chief Executive Officer

Refresh the World.
Make a Difference.

INDIVIDUAL PERFORMANCE AMOUNTS

For the Individual Performance Amount, the Committee considers each Named Executive Officer's individual contributions to overall Company results and operational goals, achievement of key strategic objectives and contributions toward evolving the Company's organization and culture. An Individual Performance Amount may be awarded based on an assessment of an executive's individual performance throughout the year as guided by the individual's scorecard. The scorecard provides a framework to clearly define specific action items in support of the Company's key objectives: win more consumers; gain market share; strong system economics; strengthen stakeholder impact; and equip the organization to win. The maximum percentage of an individual's target award that could have been awarded for individual performance in 2022 was 30%. In 2022, the Committee decided not to adjust the payouts based on individual performance for any of the Named Executive Officers.

Long-Term Incentive Compensation

The Company's long-term incentive compensation programs are designed to reward performance over the longer term and align the interests of employees with those of shareowners. The vast majority of these awards are performance-based. In 2022, all annual long-term incentive awards were equity-based for our Named Executive Officers. All equity awards are subject to our Equity Stewardship Guidelines. An update regarding our 2022 progress against these guidelines is included on **page 64** under Equity Stewardship Guidelines and Scorecard.

LONG-TERM INCENTIVE AWARDS: AMOUNTS AND PERFORMANCE MEASURES

The Committee sets award ranges for long-term incentive compensation at the executive officer levels. In 2022, the ranges were informed by surveys of our comparator group's and similar companies' pay practices. The Committee does not target a specific percentile ranking against our comparator group and may grant long-term incentive awards at the higher end of the range for a variety of factors, including individual performance and to reflect support of the larger Coca-Cola system. Consideration is also given to the individual's skills, impact, experience and future potential.

Once the value of the 2022 long-term incentive award was determined, the Committee granted the long-term incentive award as a combination of stock options and PSUs with a three-year performance period. Due to the rules for how the grant date fair value of long-term incentive awards must be calculated for GAAP purposes, the 2022 Summary Compensation Table may not reflect the same stock option and PSU values described below. In addition, the values for GAAP purposes can increase or decrease each year, causing volatility in the long-term incentive awards reported.

HOW STOCK OPTION AWARD AMOUNTS WERE DETERMINED

- When determining the number of stock options awarded, a Black-Scholes value is calculated, and a floor and ceiling are then applied based on a 30-day average stock price. This "guardrail" helps manage our burn rate commitment and mitigate against excessively high and low Black-Scholes values.
- For stock option grants in 2022, our guardrail was used, which valued options at 20% of the 30-day average stock price. This resulted in significantly fewer stock options being granted than what would have been granted using a pure Black-Scholes model.

HOW PSU AMOUNTS AND TARGETS WERE DETERMINED

- The number of PSUs awarded was calculated using a 30-day average stock price.
- For PSU awards granted in 2022, performance measures were weighted 30% for net operating revenues, 30% for earnings per share, 30% for free cash flow and 10% for achievement of certain environmental sustainability measures.
- The financial performance targets were derived from our long-term growth plan and were set by the Committee after a detailed review, which included benchmarking performance and evaluating the practices of comparator companies.
- The environmental sustainability component of the 2022 PSU awards was equally weighted based upon the achievement of predefined goals related to the Company's World Without Waste packaging strategy (global recycled polyethylene terephthalate (rPET) usage rate) and its 2030 Water Security Strategy (watershed leadership locations replenishment rate).
- For PSU awards granted in 2022, participants would receive 50% of the award at the threshold level of performance per measure, 100% of the award at the target level of performance per measure and 200% of the award at the maximum level of performance per measure, prior to application of the relative TSR modifier.

PSU RELATIVE TSR MODIFIER

- The number of shares earned from PSU awards will be reduced or increased for Named Executive Officers if TSR over the performance period relative to a predefined TSR comparator group falls outside of a predefined range. Specifically, after the performance results are certified, the award will be modified up or down as shown in the table below, if applicable.

If total shareowner return over the performance period is:	Then:	
At or above the 75th percentile of the TSR comparator group		The award will be increased 25%
At or above the 25th and below the 75th percentile of the TSR comparator group		No change will be made to the award
Below the 25th percentile of the TSR comparator group		The award will be decreased 25%

- For awards granted prior to 2023, this TSR comparator group was aligned with our compensation comparator group (see **page 66**). In 2022, the Committee determined to adjust the TSR comparator group for awards granted in 2023 and thereafter. The new TSR comparator group will be those companies listed in the S&P 500 Consumer Staples Index. The Committee determined this was appropriate as it better aligns the TSR modifier to a peer group more commonly used by the Company's investors.

- If there is no change to the PSU payout because the relative TSR modifier is not applicable, PSU payouts can range from 0% to 200%. If the threshold level or greater is achieved for each of the performance measures, and if the relative TSR modifier is applicable, PSU payouts can range from 38% to 250%.

2022 LONG-TERM INCENTIVE AWARDS

The Committee approved the following long-term incentive awards for the Named Executive Officers in February 2022. Messrs. Quincey, Murphy and Smith received a long-term incentive grant split into 1/2 performance share units and 1/2 stock options. Messrs. Arroyo and Rivera received a long-term incentive grant split into 2/3 performance share units and 1/3 stock options.

Name	2022 Long-Term Incentive Award ($)	2022-2024 Performance Share Units (#)	Options (#)
Mr. Quincey	$14,133,339	136,479	682,393
Mr. Murphy	4,711,111	45,493	227,464
Mr. Arroyo	4,118,195	49,624	124,096
Mr. Rivera	2,287,892	27,569	68,942
Mr. Smith	5,139,414	49,629	248,143

62 **THE COCA-COLA COMPANY**
2023 PROXY STATEMENT

Notice of 2023 Annual
Meeting of Shareowners

Letter from Our Chairman
and Chief Executive Officer

Refresh the World.
Make a Difference.

STATUS OF PSU PROGRAMS

Performance Period and Measure	Performance Levels			Status
2020-2022[1][2][3][4]				
1/3 compound annual growth in net operating revenues	Threshold **3.0%**	Target **5.0%**	Maximum **7.0%**	• Results were certified in February 2023. • Net operating revenue compound annual growth, earnings per share compound annual growth and cumulative free cash flow were each above the maximum performance level. The relative TSR modifier was not triggered up or down, as total shareowner return was above the 25th percentile but below the 75th percentile. Final payout was certified at 200% based on Company performance.
1/3 compound annual growth in earnings per share	**6.1%**	**8.1%**	**10.1%**	
1/3 cumulative free cash flow	**$21.5** billion	**$25.5** billion	**$29.5** billion	
2021-2022 Emerging Stronger[1][5]				
compound annual growth in earnings per share	Threshold **6.0%**	Target **8.0%**	Maximum **10.0%**	• Results were certified in February 2023. • Earnings per share compound annual growth was above the maximum performance level. The relative TSR modifier was not triggered up or down, as total shareowner return was above the 25th percentile but below the 75th percentile. Final payout was certified at 200% based on Company performance.
2021-2023[1][2][3][4]				
1/3 compound annual growth in net operating revenues	Threshold **3.0%**	Target **5.0%**	Maximum **7.0%**	• As of December 31, 2022, payout was projected at the maximum level. Company performance over the remaining year of the performance period will determine the number of shares earned, if any. • Results will be certified in February 2024, including applying the relative TSR modifier, if applicable.
1/3 compound annual growth in earnings per share	**6.0%**	**8.0%**	**10.0%**	
1/3 cumulative free cash flow	**$24.1** billion	**$28.1** billion	**$32.1** billion	
2022-2024[1][2][3][4][6]				
30% compound annual growth in net operating revenues	Threshold **3.0%**	Target **5.0%**	Maximum **7.0%**	• As of December 31, 2022, payout was projected above the target level. Company performance over the remaining two years of the performance period will determine the number of shares earned, if any. • Results will be certified in February 2025, including applying the relative TSR modifier, if applicable.
30% compound annual growth in earnings per share	**6.0%**	**8.0%**	**10.0%**	
30% cumulative free cash flow	**$26.6** billion	**$30.6** billion	**$34.6** billion	
10% environmental sustainability, comprised of:				
5% Packaging: global rPET usage rate	**21%**	**25%**	**30%**	
5% Water: watershed leadership locations replenishment rate	**65%**	**70%**	**76%**	

[1] Participants receive 50% of the award at the threshold level of performance per measure, 100% of the award at the target level of performance per measure and 200% of the award at the maximum level of performance per measure. Results are rounded and the number of shares is extrapolated on a linear basis between performance levels for the net operating revenue, earnings per share and free cash flow performance measures. For the environmental sustainability performance measures, results are rounded and the number of shares is not extrapolated between performance levels.

[2] The PSU program provides for comparable currency neutral net operating revenue growth to be based on a three-year compound annual growth target tied to Company performance. This measure differs from net operating revenue growth reported under GAAP, primarily due to the impact of currency and items impacting comparability. The calculation of comparable currency neutral net operating revenue growth for the 2020-2022 period was adjusted, and the 2021-2023 and 2022-2024 periods will be adjusted, to exclude acquisitions, divestitures and structural changes that are significant to the Company as a whole, if applicable. The 2021-2023 and 2022-2024 periods will also be adjusted to exclude the impact of accounting changes, if applicable. Beginning with the 2021-2023 period, the calculation will be adjusted for any unusual items that are significant to the Company as a whole, and these items are approved by the Committee.

[3] The PSU program provides for comparable currency neutral earnings per share growth to be based on a three-year compound annual growth target tied to Company performance. This measure differs from earnings per share reported under GAAP, primarily due to the impact of currency and items impacting comparability. The calculation of comparable currency neutral earnings per share growth for the 2020-2022 period was adjusted, and the 2021-2023 and 2022-2024 periods will be adjusted, to exclude acquisitions, divestitures and structural changes that are significant to the Company as a whole, if applicable. The 2021-2023 and 2022-2024 periods will also be adjusted to exclude the impact of accounting changes, if applicable. Beginning with the 2021-2023 period, earnings per share growth will be adjusted for tax impacts resulting from the application of the tax court rulings and/or settlements arising from the Statutory Notice of Deficiency from the Internal Revenue Service received on September 17, 2015 (the "2015 Notice of Deficiency") and will also be adjusted for any unusual items that are significant to the Company as a whole, and these items are approved by the Committee.

[4] The PSU program provides for free cash flow to be based on a cumulative three-year absolute target amount tied to Company performance. Free cash flow is a non-GAAP financial measure that represents net cash provided by operating activities less purchases of property, plant and equipment. The net income component of net cash provided by operating activities for the 2020-2022 period was adjusted, and the 2021-2023 and 2022-2024 periods will be adjusted, for the impact of currency. Free cash flow for the 2021-2023 and 2022-2024 periods will be adjusted for acquisitions, divestitures and structural changes that are significant to the Company as a whole, the impact of accounting changes and certain cash payments for pension plan contributions, if applicable. Beginning with the 2021-2023 period, free cash flow will be adjusted for tax impacts resulting from the application of the tax court rulings and/or settlements arising from the 2015 Notice of Deficiency and will also be adjusted for any unusual items that are significant to the Company as a whole, and these items are approved by the Committee.

[5] The PSU program for the 2021-2022 period provides for comparable currency neutral earnings per share growth to be based on a two-year compound annual growth target tied to Company performance. This measure differs from earnings per share reported under GAAP, primarily due to the impact of currency and items impacting comparability. The calculation of comparable currency neutral earnings per share growth for the 2021-2022 period was adjusted to exclude acquisitions, divestitures and structural changes that are significant to the Company as a whole, if applicable.

[6] The PSU program for the 2022-2024 period provides for the environmental sustainability performance measure to be equally weighted based on the achievement of predefined goals related to the Company's World Without Waste packaging strategy (global rPET usage rate) and its 2030 Water Security Strategy (watershed leadership locations replenishment rate). "Global rPET usage rate" is defined as the percent of rPET (recycled polyethylene terephthalate) procured for use in our global primary consumer PET packaging (non-refillable PET bottles and refillable PET bottles). "Watershed leadership locations replenishment rate" is the ratio of replenish project volumetric benefits (located within "leadership locations" minors basins and/or their water supply watersheds) divided by the replenishment required in the "leadership locations" (its total water use less its beneficial wastewater discharge). "Leadership locations" is a Company designation for locations of Company manufacturing facilities that satisfy the criteria of a water risk assessment. The environmental sustainability calculation for the 2022-2024 period will be adjusted to exclude acquisitions, divestitures and structural changes that are significant to the Company as a whole, if applicable. In addition, the calculation will be adjusted for any unusual items that are significant to the Company as a whole, and these items are approved by the Committee.

OTHER LONG-TERM INCENTIVE AWARDS

The vast majority of equity awards are made as part of the long-term incentive awards in February of each year; however, the Committee may during the course of the year determine to grant additional equity awards, which typically have been limited and in the form of time-based restricted stock units or performance-based awards.

From time to time, we establish additional performance-based programs related to specific performance goals to motivate and reward for specific initiatives. No Named Executive Officer received such an award in 2022.

64 | THE COCA-COLA COMPANY
2023 PROXY STATEMENT | Notice of 2023 Annual
Meeting of Shareowners | Letter from Our Chairman
and Chief Executive Officer | Refresh the World.
Make a Difference.

EQUITY STEWARDSHIP GUIDELINES AND SCORECARD

We have adopted Equity Stewardship Guidelines, which specify how we will use long-term equity compensation with respect to the global employee population. The Equity Stewardship Guidelines can be viewed on the Company's website at **www.coca-colacompany.com**, by clicking on "Investors," then "Corporate Governance" and then "Documents."

Under the Equity Stewardship Guidelines, we have committed to an annual burn rate of 0.4% or less, which makes availability of shares used for equity awards more certain. With respect to dilution, it is our intention to use the proceeds from stock option exercises by employees to repurchase shares over time, minimizing dilution, but such proceeds may at times be used for other corporate purposes. Actual dilution is expected to continue to be less than 1% per year. This approach provides us the flexibility to consider share repurchases in the context of our overall capital allocation strategy.

For transparency, we also provide an Equity Scorecard.

- The annual equity awards represent the vast majority of equity awards granted during the year.
- Total overhang includes outstanding awards granted under plans ("Prior Plans") in place prior to adoption of The Coca-Cola Company 2014 Equity Plan, as amended (the "2014 Equity Plan"). Awards from Prior Plans that expire or are forfeited will not be issued or available for future issuance. Total overhang will decline each year as equity awards are exercised, and as awards from Prior Plans expire or are forfeited.
- In the Equity Scorecard, actual dilution is how much the equity issued to employees reduces the value of existing shares.

2022 EQUITY SCORECARD

	Description	2022		
Burn Rate Commitment	Maximum average burn rate of 0.4% for the 2014 Equity Plan.	0.40%		
Actual Burn Rate	The total number of shares underlying equity awards granted in the year, as a percentage of Common Stock outstanding.	0.23%		
Overhang	The total number of shares underlying equity awards already granted plus those available for future grants, as a percentage of Common Stock outstanding.	Prior Plans	2014 Equity Plan	Total
	With Equity Stewardship Guidelines[1]	0.47%	4.62%	5.09%
Actual Dilution	A measure of how much the equity issued to employees reduces the value of existing shares.[2]	0.06%		

[1] With the burn rate commitment, over the 2014 Equity Plan's ten-year term, the maximum number of shares estimated to be used is 200 million (based on Common Stock outstanding decreasing by 1% each year).

[2] Calculated by dividing the number of net shares issued to employees during the year by the average number of shares of Common Stock outstanding. The number of net shares issued represents the difference between the total number of shares issued and the number of shares repurchased solely using proceeds from employee stock option exercises. Does not include additional share repurchases which further mitigate dilution.

PERQUISITES AND OTHER PERSONAL BENEFITS

We provide a limited number of perquisites and other personal benefits to our Named Executive Officers. The table below summarizes and provides the business rationale for each of the perquisites and other personal benefits provided to the Named Executive Officers in fiscal year 2022. The Committee reviews and carefully considers the reasonableness of and rationale for providing these perquisites and believes these perquisites are consistent with market practice.

For more information about these perquisites and other personal benefits, and their values, see the discussion beginning on **page 72**.

Category	Business Rationale
Aircraft Usage	To allow travel time of our Chairman and CEO and our President and Chief Financial Officer, as well as our former President and Chief Operating Officer, to be used productively for the Company; for security purposes due to the high profile and global nature of our business and well-recognized brands; and to ensure availability to respond to business priorities from any location around the world.
International Service Program	To promote global mobility and development opportunities for individuals working outside their home country.
Financial and Tax Planning	To address the complex tax and financial situations and assist in compliance with local country laws for a significant percentage of our executive officers with dual nationalities or work histories in a number of countries.
Other	Executive physicals are made available to set an example for active, healthy living. Club membership privileges are provided to Mr. Murphy, primarily for business purposes.

HOW WE MAKE COMPENSATION DECISIONS

Shareowner Engagement and Results of 2022 Advisory Vote on Executive Compensation

The Company has a long-standing shareowner outreach program and routinely interacts with shareowners on a number of matters, including executive compensation (see **page 39**).

At the 2022 Annual Meeting of Shareowners, approximately 51% of the votes cast were in favor of the advisory vote to approve executive compensation. As we have received an average say-on-pay vote of 92% in the five preceding years, the Committee fully understands and appreciates the seriousness of this message from our shareowners and the need to be responsive.

In response to last year's say-on-pay result, the Committee, including the Company's Lead Independent Director, conducted outreach efforts to discuss our talent and compensation programs with shareowners and to listen to shareowner feedback. In addition to a robust engagement process conducted during proxy season, we engaged with shareowners representing approximately 35% of our Common Stock on this issue after the vote, including 13 of our top 15 investors. Notably, these engagements confirmed that shareowners generally approve of our pay-for-performance philosophy, as well as the design of our executive compensation programs. Shareowners also expressed support for our recent compensation initiatives, and in particular, supported the incorporation of sustainability measures into our annual and long-term incentive programs. The general sentiment we heard from these engagements was that our programs are working to attract and retain talent and are well designed from a pay-for-performance perspective, and that our governance practices are strong. However, the reason cited by those who voted against the say-on-pay proposal in 2022 was the use of a consulting agreement entered into with the Company's former General Counsel, both in terms of quantum and transparency around the rationale for the agreement.

The Committee and full Board have taken this investor feedback seriously, assessing key themes from shareowners' input. While the Company has historically used consulting agreements in limited circumstances to address specific needs such as receiving unique advice and counsel or to aid in successful transitions, often with full approval from the Board, we understand from our investor feedback that we must remain committed to continue to monitor and limit the use of consulting agreements, and to provide transparency and rationale to help shareowners understand decisions made by the Committee. We believe this is an appropriate action based on the feedback from our investors.

At the 2023 Annual Meeting, we are again holding an advisory vote to approve executive compensation and will continue to consider the results of the advisory vote when making future compensation decisions. As required, we are also holding a vote on the frequency of future advisory votes, which we are recommending to continue holding annually (see **page 91**).

Decision-Making Process

ROLE OF THE COMMITTEE

The Committee reviews and discusses the Board's evaluation of the Chairman and CEO and makes preliminary determinations about his base salary, annual incentive, long-term incentive compensation, and other awards as appropriate. The Committee then discusses the compensation recommendations with the full Board, and the Committee approves final compensation decisions after this discussion.

ROLE OF THE CHIEF EXECUTIVE OFFICER

For other Named Executive Officers, the CEO considers performance and makes individual recommendations to the Committee on base salary, annual incentive, long-term incentive compensation, and other awards as appropriate. The Committee reviews, discusses, modifies and approves, as appropriate, these compensation recommendations.

TALENT AND COMPENSATION COMMITTEE RESOURCES AND TOOLS

The Committee uses several resources and tools, including data about market competitiveness, to make compensation decisions in line with our compensation philosophy.

66 THE COCA-COLA COMPANY
2023 PROXY STATEMENT

Notice of 2023 Annual
Meeting of Shareowners

Letter from Our Chairman
and Chief Executive Officer

Refresh the World.
Make a Difference.

Compensation Comparator Group

We use a comparator group of companies when making certain compensation decisions. The comparator group is used as a reference point, but compensation paid at other companies is only one factor in the decision-making process. As noted above, our employees operate in the much larger Coca-Cola system, but when comparing size with comparator companies, we utilize only the net operating revenues and market capitalization of The Coca-Cola Company. We routinely review the selection criteria and companies in our comparator group. There were no changes to our comparator group effective for 2022 compensation decisions. In 2022, based on input from our Compensation Consultant, the Committee approved updates to the comparator group to be effective in 2023, which resulted in the addition of four companies (Abbott Laboratories, Archer-Daniels-Midland Company, Intel Corporation, and The Kraft Heinz Company), and the removal of four companies (AT&T Inc., General Mills, Inc., International Business Machines Corporation, and Walmart Inc.).

The table below shows our criteria on how the comparator group was chosen and how it is used.

How the Comparator Group Was Chosen	How We Use the Comparator Group*	2022 Comparator Group
• Comparable size based on net operating revenues and market capitalization • Major global presence with sales and operations outside of the United States • Large consumer products business • Market-leading brands or category positions as defined by Interbrand • Financially strong companies • Available compensation data	• As an input in developing base salary ranges, annual incentive targets and long-term incentive award ranges • To evaluate share utilization by reviewing overhang levels and annual burn rate • To benchmark the form, mix and design of equity incentives awarded to employees • To benchmark share ownership guidelines • To assess the competitiveness of total direct compensation awarded to executive officers • To assess talent and recruitment practices • To compare Company performance and validate whether executive compensation programs are aligned with Company performance • As an input in designing compensation plans, benefits and perquisites	AT&T Inc. Colgate-Palmolive Company Danone S.A. General Mills, Inc. International Business Machines Corporation Johnson & Johnson Kimberly-Clark Corporation McDonald's Corporation Mondelēz International, Inc. Nestlé S.A. NIKE, Inc. PepsiCo, Inc. Pfizer, Inc. Philip Morris International Inc. The Procter & Gamble Company Starbucks Corporation Unilever PLC Walmart Inc.

* Since some of the comparator group companies are not U.S.-based, a subgroup of the companies may be used for some of these purposes when data is not publicly available for the non U.S.-based companies.

Role of the Compensation Consultant

COMPENSATION CONSULTANT INDEPENDENCE

The Committee is authorized by its charter to employ independent compensation consultants and other advisors. In 2022, the Committee engaged Meridian Compensation Partners, LLC ("Meridian") to serve as its independent consultant. Meridian reports directly to the Committee.

In accordance with the Committee's Independent Compensation Consultant Policy, prior to the retention of a compensation consultant (or any other external advisor), and annually thereafter, the Committee assesses the independence of the compensation consultant. Under the Independent Compensation Consultant Policy, a consultant is considered independent if:

• The individual consultant and any consulting firm or organization that employs the consultant is independent of the Company;

• The individual consultant does not provide services or products of any kind to the Company or its affiliates or to their management, other than in its capacity as the Committee's advisor; and

• The consulting firm may not provide any other services to the Company without the prior written consent of the Committee Chair.

The Committee assessed Meridian's independence under the Independent Compensation Consultant Policy, including considering the following factors specified in the NYSE listing standards: (i) the provision of other services by the consulting firm to the Company; (ii) the amount of fees paid as a percentage of the total revenue of the consulting firm; (iii) the policies and procedures of the consulting firm that are designed to prevent conflicts of interest; (iv) any business or personal relationship of the consultant with a member of the Committee; (v) any stock of the Company owned by the consultant; and (vi) any business or personal relationship of the consultant or consulting firm with an executive officer of the Company. Meridian provided the Committee with confirmation of its independent status under the Independent Compensation Consultant Policy. Based on this evaluation, the Committee has determined that Meridian met the criteria for independence.

COMPENSATION CONSULTANT DUTIES

- Reports directly to the Committee with regular interface with the Committee Chair
- Attends all meetings of the Committee, including executive sessions without management present
- Reviews the Company's executive compensation strategy and programs to ensure appropriateness and market competitiveness
- Provides research, data analyses, survey information and design expertise in developing compensation programs for executives and incentive programs for eligible employees
- Regularly updates the Committee on market trends, changing practices, and legislation pertaining to executive compensation and benefits
- Advises the Committee on the appropriate comparator group for compensation and benefit programs

Risk Considerations

- The Committee reviews the risks and rewards associated with the Company's compensation programs. The programs are designed with features that the Committee believes mitigate risk without diminishing the incentive nature of the compensation. Our compensation programs encourage and reward prudent business judgment and appropriate risk taking over both the short term and the long term.
- The Company's incentive compensation programs contain appropriate risk mitigation features, including award caps, multiple performance measures, clawback features and ranges of awards. In addition, the share ownership and retention guidelines mitigate risk.
- In 2022, the Company conducted, and both the Compensation Consultant and the Committee reviewed, a global risk assessment of our compensation programs. The risk assessment included conducting a global inventory of incentive plans and programs and considered factors such as the plan measures, number of participants, maximum payments and risk mitigation factors. Management and the Committee do not believe that any of the Company's compensation programs create risks that are reasonably likely to have a material adverse impact on the Company. As such, the Company did not make any material adjustments to its compensation policies and practices as a result of the global risk assessment in 2022.

ADDITIONAL COMPENSATION INFORMATION

Share Ownership Guidelines

- Share ownership guidelines align the executives' long-term financial interests with those of shareowners.
- All Named Executive Officers are in compliance with the share ownership guidelines.
- The ownership guidelines are as follows:

Role	Value of Common Stock to be Owned*	
Chief Executive Officer	8	times base salary
President and Chief Financial Officer	5	times base salary
Executive Vice Presidents; Operating Unit Presidents of North America, Latin America, and Europe; President of International Development; and Chief Marketing Officer	4	times base salary
Other senior executives**	2	times base salary

*   Shares are valued based on the average closing price of Common Stock for the prior one-year period.

** Includes all Company officers subject to Section 16 of the 1934 Act but not otherwise covered by the ownership guidelines.

- Stock options do not count toward the ownership guidelines, and PSUs count only after the performance criteria have been met.
- To ensure compliance with the ownership guidelines, the Committee may direct that up to 50% of the annual cash incentive be withheld if an executive is not compliant. In addition, the Committee may mandate the retention of 100% of net shares, after settlement of taxes and transaction fees.

68 THE COCA-COLA COMPANY
2023 PROXY STATEMENT

Notice of 2023 Annual
Meeting of Shareowners

Letter from Our Chairman
and Chief Executive Officer

Refresh the World.
Make a Difference.

Share Retention Policy

- To ensure that our executives exhibit a strong commitment to Company stock, we have adopted a share retention policy. Our share retention policy applies in addition to the share ownership guidelines described above.

- Executives who have not yet met their share ownership objective must retain 50% of the shares (after paying taxes) obtained from option exercises or from the release of performance shares or restricted stock awards until the earlier of the date on which the share ownership objective is met or separation from the Company.

- Limited exceptions apply for donations of stock to charities, educational institutions or family foundations and for sales or divisions of property in the case of divorce, disability or death. The Committee is authorized to grant waivers in exceptional circumstances.

Clawbacks

- The Company's annual and long-term performance compensation, including equity compensation, is subject to recoupment, or "clawback," in certain circumstances. These clawback provisions apply while an individual is employed and, if an employee separates from employment, until the later of one year from separation and payment of the applicable compensation.

- In addition to any clawbacks required by law, regulation or applicable listing standards, the clawback provisions allow the Company to recoup payments if an employee or former employee engages in certain prohibited activities, which include violation of any Company policy (including the Company's Code of Business Conduct), disclosing confidential information or trade secrets, accepting employment with competitors or soliciting Company employees.

Retirement and Benefit Plans

- Named Executive Officers participate in the same retirement and benefit plans as the broader population of non-union employees, as applicable. These plans provide for basic retirement needs and serve as a safety net to protect against the financial catastrophes that can result from illness, disability or death.

- Retirement plans generally include pension plans, retirement savings plans and deferred compensation plans. There are no special or enhanced pension formulas for the Named Executive Officers. See the 2022 Pension Benefits table on **page 78** for the value of accumulated pension benefits for the Named Executive Officers.

- Benefit plans generally include medical, dental and disability plans.

Change in Control

- The Company has change in control provisions in its Annual Incentive Plan, its equity plans and some of its retirement plans in which the Named Executive Officers participate. Equity plans include "double-trigger" change in control provisions.

- Change in control provisions apply equally to all plan participants. There are no special change in control agreements or arrangements with any of the Named Executive Officers, and we do not provide a tax gross-up for any change in control situation.

- The change in control provisions are intended to address the concern that, in the event the Company is considering a change in control transaction, the employees involved in considering the transaction might otherwise be motivated to act in their own interests rather than the interests of the shareowners.

- For a more detailed discussion of change in control provisions, see the Payments on Termination or Change in Control section beginning on **page 80**.

Tax and Accounting Implications of Compensation

- We are generally entitled to a U.S. federal income tax deduction with respect to compensation income paid to our service providers, subject to limitation under Section 162(m) of the Tax Code with respect to certain compensation in excess of $1 million paid in any one year to each of certain of our current and former executive officers. Generally, under GAAP, compensation is expensed as earned. Equity compensation is expensed in accordance with ASC Topic 718, which is generally over the vesting period. While the Committee considers tax and accounting implications as factors when considering executive compensation, they are not the only factors considered. Other important considerations may outweigh tax or accounting considerations. In addition, the Committee reserves the right to establish compensation arrangements that may not be fully tax deductible under applicable tax laws.

Compensation Committee Report

The Talent and Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management. Based on such review and discussions, the Talent and Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference into the Form 10-K.



HELENE D. GAYLE
CHAIR



CAROLYN EVERSON



ALEXIS M. HERMAN



MARIA ELENA LAGOMASINO

Compensation Committee Interlocks and Insider Participation

The Committee is composed entirely of the four independent Directors listed above. No member of the Committee is a current, or during 2022 was a former, officer or employee of the Company or any of its subsidiaries. During 2022, no member of the Committee had a relationship that must be described under the SEC rules relating to disclosure of Related Person Transactions. In 2022, none of our executive officers served on the board of directors or compensation committee of any entity that had one or more of its executive officers serving on the Board or the Talent and Compensation Committee.

70 THE COCA-COLA COMPANY
2023 PROXY STATEMENT

Notice of 2023 Annual
Meeting of Shareowners

Letter from Our Chairman
and Chief Executive Officer

Refresh the World.
Make a Difference.

Compensation Tables

The following tables, footnotes and narratives discuss the compensation of our Named Executive Officers.

2022 SUMMARY COMPENSATION TABLE

Name and Principal Position[1] (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($) (e)	Option Awards ($) (f)	Non-Equity Incentive Plan Compensation ($) (g)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (h)	All Other Compensation ($) (i)	Total ($) (j)
James Quincey Chairman of the Board and Chief Executive Officer	2022	$1,600,000	$ 0	$ 8,517,245	$5,616,094	$6,080,000	$490,035	$519,145	$22,822,519
	2021	1,600,000	0	13,672,020	2,800,715	6,400,000	293,215	117,928	24,883,878
	2020	1,600,000	960,000	11,442,461	3,148,632	0	759,678	472,703	18,383,474
John Murphy[2] President and Chief Financial Officer	2022	961,062	0	2,839,082	1,872,029	2,556,094	640,083	187,962	9,056,312
	2021	881,250	0	4,557,227	933,573	2,237,500	384,196	148,111	9,141,857
	2020	830,000	315,000	3,814,134	1,049,544	0	944,894	97,251	7,050,823
Manuel Arroyo Chief Marketing Officer	2022	664,625	0	3,096,885	1,021,310	1,590,063	264,214	714,076	7,351,173
	2021	645,000	0	3,728,637	763,833	1,625,000	107,010	613,008	7,482,488
	2020	622,125	236,250	2,981,948	820,551	0	194,715	727,913	5,583,502
Alfredo Rivera[3] President, North America Operating Unit	2022	659,750	0	1,720,499	567,393	1,259,700	376,599	110,072	4,694,013
	2021	645,000	0	2,071,502	424,352	1,300,000	362,271	431,783	5,234,908
Brian J. Smith[4] Senior Executive; Former President and Chief Operating Officer	2022	930,475	0	3,097,197	2,042,217	3,116,523	340,574	299,249	9,826,235
	2021	899,250	0	4,971,500	1,018,444	3,185,000	0	387,934	10,462,128
	2020	862,750	455,175	4,160,874	1,144,957	0	513,688	136,091	7,273,535

[1] Principal position reflects position held as of December 31, 2022.

[2] Mr. Murphy served as Executive Vice President and Chief Financial Officer through September 30, 2022, when he was appointed to his current role of President and Chief Financial Officer.

[3] Compensation for Mr. Rivera is provided only for 2022 and 2021 because he was not a Named Executive Officer for 2020. Mr. Rivera transitioned to the role of senior advisor on January 1, 2023 and will separate from the Company on March 31, 2023.

[4] Mr. Smith served as President and Chief Operating Officer through September 30, 2022, when he transitioned to the role of senior executive. He retired from the Company on February 28, 2023.

Salary (Column (c))

The amounts reported in the Salary column represent the base salary earned by each of the Named Executive Officers in the applicable year.

Bonus (Column (d))

The amounts reported in the Bonus column represent any cash-based guaranteed or discretionary bonuses, retention bonuses, hiring bonuses, or relocation bonuses not based on any predefined performance targets. No such bonuses were awarded to any of the Named Executive Officers in 2021 or 2022.

Stock Awards (Column (e))

The amounts reported in the Stock Awards column represent the grant date fair value of stock awards determined pursuant to ASC Topic 718. For 2022, all of the stock awards reported in the Stock Awards column are PSUs granted under the 2014 Equity Plan, which pay in stock if predefined performance targets are met over the applicable performance period.

If a PSU award's threshold level is not achieved, no shares are earned. For PSU awards granted in 2022, if the threshold level or greater is achieved for each of the performance measures, the number of shares earned ranges from 50% to 200% of the target number of shares. In addition, the PSUs are subject to a relative TSR modifier. The relative TSR modifier will decrease or increase the number of shares earned by 25% if TSR over the performance period relative to our compensation comparator group falls outside of a predefined range. See **page 61** for more information about the relative TSR modifier.

The amounts for 2022 in the Summary Compensation Table above reflect the value of the PSU awards at the target (or 100%) level. The table below provides the potential value of the PSU awards at the threshold, target and maximum levels. The measures, targets and status of the PSU programs are described beginning on **page 62**.

Name	2022-2024 Performance Share Units Granted 02/17/2022		
	Value at Threshold Level (50%)[1][2]	Value at Target (100%) (Reported in Column (e) Above)[1]	Value at Maximum Level (200%)[1]
Mr. Quincey	$4,258,591	$ 8,517,245	$17,034,490
Mr. Murphy	1,419,510	2,839,082	5,678,163
Mr. Arroyo	1,548,442	3,096,885	6,193,770
Mr. Rivera	860,218	1,720,499	3,440,997
Mr. Smith	1,548,567	3,097,197	6,194,394

[1] Pursuant to the relative TSR modifier on PSU awards, the number of shares earned will be decreased or increased by 25% if TSR over the applicable performance period relative to our compensation comparator group (see **page 66**) falls outside of a predefined range.

[2] Assumes threshold achievement for all performance measures.

For information on the assumptions used by the Company in calculating the value of the awards, see Note 12 to the Company's consolidated financial statements in the Form 10-K. To see the value actually received by the Named Executive Officers upon vesting of stock in 2022, refer to the 2022 Option Exercises and Stock Vested table on **page 77**. Additional information on all outstanding stock awards is reflected in the 2022 Outstanding Equity Awards at Fiscal Year-End table beginning on **page 76**.

Option Awards (Column (f))

The amounts reported in the Option Awards column represent the grant date fair value of stock option awards granted under the 2014 Equity Plan to each of the Named Executive Officers, calculated in accordance with ASC Topic 718.

For information on the assumptions used by the Company in calculating these amounts, see Note 12 to the Company's consolidated financial statements in the Form 10-K. To see the value actually received upon exercise of options by the Named Executive Officers in 2022, refer to the 2022 Option Exercises and Stock Vested table on **page 77**. Additional information on all outstanding option awards is reflected in the 2022 Outstanding Equity Awards at Fiscal Year-End table beginning on **page 76**.

Non-Equity Incentive Plan Compensation (Column (g))

The amounts reported in the Non-Equity Incentive Plan Compensation column reflect the amounts earned by each Named Executive Officer under the Company's Annual Incentive Plan. The Annual Incentive Compensation section of the Compensation Discussion and Analysis, which begins on **page 58**, describes how the 2022 Annual Incentive Plan awards to the Named Executive Officers were determined.

Change in Pension Value and Nonqualified Deferred Compensation Earnings (Column (h))

The amounts reported for each year in the Change in Pension Value and Nonqualified Deferred Compensation Earnings column are comprised of changes in the actuarial present value of the accumulated pension benefits of each of the Named Executive Officers under the applicable pension plan during such year.

Pension values may fluctuate significantly from year to year depending on a number of factors, including age, years of service, average annual earnings and the assumptions used to determine the present value, such as the discount rate. The assumptions used by the Company in calculating the change in pension value are described on **page 79**. For 2021, $0 is reported for Mr. Smith because there was a decrease of $5,973 in the actuarial present value of his accumulated pension benefit.

The Company cautions that the values reported in the Change in Pension Value and Nonqualified Deferred Compensation Earnings column are theoretical as those amounts are calculated pursuant to SEC requirements and are based on assumptions used in preparing the Company's audited financial statements for the applicable fiscal years. The Company's retirement plans utilize a different method of calculating actuarial present value for the purpose of determining a lump sum payment, if any. The change in pension value from year to year as reported in the table is subject to market volatility and may not represent the value that a Named Executive Officer will actually accrue or receive under the Company's retirement plans during any given year.

72 THE COCA-COLA COMPANY
2023 PROXY STATEMENT

Notice of 2023 Annual
Meeting of Shareowners

Letter from Our Chairman
and Chief Executive Officer

Refresh the World.
Make a Difference.

None of the Named Executive Officers received above-market or preferential earnings (as these terms are defined by the SEC) on their nonqualified deferred compensation accounts.

The material provisions of the Company's retirement plans and deferred compensation plans in which the Named Executive Officers participate are described in the Summary of Plans in **Annex B** beginning on **page 124**.

All Other Compensation (Column (i))

The amounts reported in the All Other Compensation column reflect, for each Named Executive Officer, the sum of (i) the incremental cost to the Company of all perquisites and other personal benefits; (ii) the amount of any tax reimbursements; (iii) the amount contributed by the Company to applicable Company 401(k) and savings plans; and (iv) the dollar value of life insurance premiums paid by the Company. The material provisions of the Company 401(k) and savings plans in which the Named Executive Officers participate are described in the Summary of Plans in **Annex B** beginning on **page 124**.

The following table outlines those perquisites and other personal benefits and additional all other compensation required by SEC rules to be separately quantified for 2022. A dash indicates that the Named Executive Officer received the perquisite or personal benefit, but the amount was not required to be disclosed under SEC rules. The narrative following the table describes all categories of perquisites and other personal benefits provided by the Company in 2022.

| Name | Perquisites and Other Personal Benefits | | | | Additional All Other Compensation | | |
	Aircraft Usage	International Service Program Benefits	Financial and Tax Planning	Other	Tax Reimbursement	Company Contributions to Company 401(k) and Savings Plans	Life Insurance Premiums
Mr. Quincey	$201,640	$ —	$—	$ —	$ 1,515	$280,000	$3,048
Mr. Murphy	—	—	—	30,931	15,077	111,962	2,343
Mr. Arroyo	0	708,578	0	—	0	0	1,532
Mr. Rivera	0	25,437	—	—	0	68,588	1,516
Mr. Smith	126,140	0	—	—	13,142	144,042	1,394

AIRCRAFT USAGE

The Company operates leased aircraft to allow employees to safely and efficiently travel for business purposes around the world. Given the Company's significant global presence, we believe it is a business imperative for senior leaders to be on the ground at our global operations. The Company aircraft allow employees to be far more productive than if commercial flights were utilized, as the aircraft provide a confidential and highly productive environment in which to conduct business without the schedule constraints imposed by commercial airline service.

The Company aircraft are made available to the Named Executive Officers for their personal use in the following situations:

- Use of the Company aircraft is the Board's strongly preferred method for all travel by Mr. Quincey for both business and personal travel. Mr. Smith was afforded access to the Company aircraft for business and personal travel due to his role during 2022. Upon becoming President of the Company, Mr. Murphy was afforded access to the Company aircraft for business and personal travel. This is for security purposes due to the high profile and global nature of our business and well-recognized brands, as well as to ensure that they can be immediately available to respond to business priorities from any location around the world. This arrangement also allows travel time to be used productively for the Company. Messrs. Quincey, Murphy and Smith, and their immediate family members traveling with them, used the Company aircraft for a reasonable number of personal trips. Personal use of the Company aircraft results in imputed taxable income. Neither Messrs. Quincey, Murphy nor Smith is provided a tax reimbursement for personal use of aircraft.

- No other Named Executive Officers use the Company aircraft for personal purposes except in extraordinary circumstances. No other Named Executive Officer used the Company aircraft solely for personal purposes in 2022, other than Messrs. Quincey, Murphy and Smith.

- Infrequently, spouses and guests of Named Executive Officers travel on the Company aircraft when the aircraft is already going to a specific destination for a business purpose. This use has minimal cost to the Company and, where applicable, a nominal amount is included in the All Other Compensation table above. Income is imputed to the Named Executive Officer for income tax purposes, but no tax reimbursement is provided since such persons are not traveling for a business purpose.

- In determining the incremental cost to the Company of personal use of the Company aircraft, the Company calculates the average direct variable operating costs on an hourly basis, including all costs that may vary by the hours flown. Items included in calculating this cost are as follows:
  - aircraft fuel and oil;
  - travel, lodging and other expenses for crew;
  - prorated amount for routine repairs and maintenance;
  - prorated amount for rental fee on airplane hangar (when away from home base);
  - catering;
  - logistics (landing fees, permits, etc.); and
  - the amount, if any, of disallowed tax deductions associated with such use.

When an aircraft is already flying to a destination for business purposes, only the direct variable costs associated with the additional passenger (for example, catering) are included in determining the aggregate incremental cost to the Company.

While it happens very rarely, if an aircraft travels empty before picking up or after dropping off a passenger flying for personal reasons, this "deadhead" segment would be included in the incremental cost attributable to overall travel.

INTERNATIONAL SERVICE PROGRAM BENEFITS

The Company provides benefits to globally mobile employees under various international service programs, the material provisions of which are described on **page 126**. These programs are designed to relocate and support employees who are sent on an assignment outside of their home country. The purpose of the programs is to make sure that when the Company requests that an employee move outside his or her home country, economic considerations do not play a role. This helps the Company quickly meet its business needs around the world and develop its employees.

Mr. Quincey participated in an international service program through April 30, 2017 because he was a citizen of the United Kingdom who relocated to the United States. Certain benefits related to his participation in the program were paid in 2022 and may be paid in future years.

Mr. Murphy participated in an international service program through December 31, 2020 because he was a citizen of Ireland who relocated to the United States in January 2019. Certain benefits related to his participation in the program were paid in 2022 and may be paid in future years.

Mr. Arroyo participated in an international service program for all of 2022 because he was a citizen of Spain based in Singapore. Certain benefits related to his participation in the program were paid in 2022 and will continue to be paid in future years.

Mr. Rivera participated in an international service program through September 30, 2021 because he was a citizen of Honduras who relocated to the United States. Benefits related to his participation in the program were paid in 2022 and may be paid in future years.

The costs to the Company in 2022 were as follows:

Name	Home Leave	Housing Allowance	Cost of Living Allowance	Tax Equalization[1]	Other Program Allowances
Mr. Quincey	$ 0	$ 0	$ 0	$19,685	$ 0
Mr. Murphy	0	0	0	15,149	0
Mr. Arroyo	65,657	400,787	53,152	0	188,982
Mr. Rivera	0	0	0	25,437	0

[1]   The tax equalization amount, which includes tax preparation services, may differ significantly from year to year due to differences in timing of payments and tax reporting years in various countries. For Mr. Arroyo, these payments did not result in a net reportable benefit for 2022.

FINANCIAL AND TAX PLANNING

The Company provides a taxable reimbursement to the Named Executive Officers for financial planning services, which may include tax preparation and estate planning services. No tax gross-ups are provided to the Named Executive Officers for this benefit.

OTHER PERQUISITES

The Company makes available executive physicals to executives, including the Named Executive Officers. In 2022, for Mr. Murphy, the Company paid for club membership privileges, which are used primarily for business purposes but also for occasional personal purposes. The Company does not incur any additional cost for Mr. Murphy's use of this membership for personal purposes.

74 THE COCA-COLA COMPANY
2023 PROXY STATEMENT

Notice of 2023 Annual
Meeting of Shareowners

Letter from Our Chairman
and Chief Executive Officer

Refresh the World.
Make a Difference.

ADDITIONAL ALL OTHER COMPENSATION

TAX REIMBURSEMENT

The amounts reported in the table on **page 72** represent tax reimbursements for certain Named Executive Officers. For Messrs. Quincey, Murphy and Smith, all amounts for 2022 are related to business use of the Company aircraft. No Named Executive Officer is provided a tax reimbursement for personal use of aircraft, but Named Executive Officers are provided a tax reimbursement for taxes incurred when a spouse or significant other travels for business purposes. These taxes are incurred because of the Internal Revenue Service's extremely limited rules concerning business travel by non-employees. It is sometimes necessary for spouses or significant others to accompany Named Executive Officers to business functions. In contrast to personal use, the Company does not believe an employee should pay personally when spousal or significant other travel is required or important for business purposes.

To calculate taxable income, the Standard Industry Fare Level rates set by the Internal Revenue Service are used. Where a tax reimbursement is authorized, it is calculated using the highest marginal federal tax rate, the applicable state rate and Medicare rates. The rate used to calculate taxable income has no relationship to the incremental cost to the Company associated with the use of the Company aircraft.

COMPANY CONTRIBUTIONS TO COMPANY 401(K) AND SAVINGS PLANS

The Company makes matching contributions to Named Executive Officers who participate in applicable Company 401(k) or savings plans on the same terms and using the same formulas as other participating employees. In 2022, all of the Named Executive Officers except for Mr. Arroyo participated in the Company 401(k) Plan and Supplemental 401(k) Plan.

The amounts reported in the table on **page 72** represent the following contributions in 2022:

- **Mr. Quincey** – $10,675 to the 401(k) Plan and $269,325 to the Supplemental 401(k) Plan
- **Mr. Murphy** – $10,675 to the 401(k) Plan and $101,287 to the Supplemental 401(k) Plan
- **Mr. Rivera** – $10,675 to the 401(k) Plan and $57,913 to the Supplemental 401(k) Plan
- **Mr. Smith** – $10,675 to the 401(k) Plan and $133,367 to the Supplemental 401(k) Plan

In 2022, Mr. Arroyo participated in the Mobile Employees Retirement Plan (the "Mobile Plan"), which is included in the 2022 Pension Benefits table on **page 78**.

LIFE INSURANCE PREMIUMS

The Company provides life insurance to U.S.-based employees, including the Named Executive Officers. In 2022, this coverage was equal to the lesser of 1.5 times base pay or $2 million. The amounts reported in the table on **page 72** represent the premiums paid for this insurance by the Company.

2022 GRANTS OF PLAN-BASED AWARDS

Name (a)	Grant Date (b)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Option Awards: Number of Securities Underlying Options (#) (j)	Exercise or Base Price of Option Awards ($/Sh) (k)	Closing Price on Grant Date ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($) (l)
		Threshold ($) (c)	Target ($) (d)	Maximum ($) (e)	Threshold (#) (f)	Target (#) (g)	Maximum (#) (h)				
James Quincey	—	$0	$3,200,000	$6,400,000							
	02/17/2022				68,239	136,479	272,958				$8,517,245
	02/17/2022							682,393	$61.34	$62.12	5,616,094
John Murphy	—	0	1,345,313	2,690,626							
	02/17/2022				22,746	45,493	90,986				2,839,082
	02/17/2022							227,464	61.34	62.12	1,872,029
Manuel Arroyo	—	0	836,875	1,673,750							
	02/17/2022				24,812	49,624	99,248				3,096,885
	02/17/2022							124,096	61.34	62.12	1,021,310
Alfredo Rivera	—	0	663,000	1,326,000							
	02/17/2022				13,784	27,569	55,138				1,720,499
	02/17/2022							68,942	61.34	62.12	567,393
Brian J. Smith	—	0	1,640,275	3,280,550							
	02/17/2022				24,814	49,629	99,258				3,097,197
	02/17/2022							248,143	61.34	62.12	2,042,217

Estimated Future Payouts Under Non-Equity Incentive Plan Awards (Annual Incentive) (Columns (c), (d) and (e))

The amounts represent the possible awards under the Annual Incentive Plan as described beginning on **page 58**. Actual payments under these awards were determined in February 2023, will be paid in March 2023, and are included in the Non-Equity Incentive Plan Compensation column (column (g)) of the 2022 Summary Compensation Table.

Estimated Future Payouts Under Equity Incentive Plan Awards (PSUs) (Columns (f), (g) and (h))

The awards represent PSUs granted in February 2022. The performance period is from January 1, 2022 to December 31, 2024 for the PSU awards. The awards are subject to a relative TSR modifier. The grant date fair value is included in the Stock Awards column (column (e)) of the 2022 Summary Compensation Table. For additional details of the PSU awards granted in 2022, see the discussion beginning on **page 60**.

All Other Option Awards and Exercise Price of Option Awards (Stock Options) (Columns (j) and (k))

The awards represent stock options granted in February 2022. These options have a term of ten years from the grant date and vest 25% on the first, second, third and fourth anniversaries of the grant date. The exercise price of stock options is the average of the high and low prices of a share of Common Stock on the grant date.

76 THE COCA-COLA COMPANY
2023 PROXY STATEMENT

Notice of 2023 Annual
Meeting of Shareowners

Letter from Our Chairman
and Chief Executive Officer

Refresh the World.
Make a Difference.

2022 OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

Name (a)	Option Awards				Stock Awards			
	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable (c)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#) (g)	Market Value of Shares or Units of Stock That Have Not Vested ($) (h)*	Equity Incentive Plan Awards Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (j)*
James Quincey	34,875[1]		$37.6100	02/20/2023	522,280[11]	$33,222,231	716,502[12]	$45,576,692
	368,114[2]		37.2050	02/19/2024				
	144,930[3]		41.8850	02/18/2025				
	266,403[4]		43.5150	02/17/2026				
	337,824[5]		40.8900	02/15/2027				
	444,296[6]		44.4750	02/15/2028				
	395,315[7]	131,772[7]	45.4350	02/21/2029				
	243,325[8]	243,326[8]	59.4850	02/20/2030				
	138,649[9]	415,948[9]	50.4383	02/18/2031				
		682,393[10]	61.3400	02/17/2032				
John Murphy	156,290[2]		37.2050	02/19/2024	174,088[13]	11,073,738	238,834[14]	15,192,231
	57,298[3]		41.8850	02/18/2025				
	38,751[4]		43.5150	02/17/2026				
	99,437[5]		40.8900	02/15/2027				
	152,483[6]		44.4750	02/15/2028				
	144,948[7]	48,317[7]	45.4350	02/21/2029				
	81,108[8]	81,109[8]	59.4850	02/20/2030				
	46,216[9]	138,650[9]	50.4383	02/18/2031				
		227,464[10]	61.3400	02/17/2032				
Manuel Arroyo	7,038[5]		40.8900	02/15/2027	137,718[15]	8,760,242	220,214[16]	14,007,813
	57,581[6]		44.4750	02/15/2028				
	86,969[7]	28,990[7]	45.4350	02/21/2029				
	63,412[8]	63,412[8]	59.4850	02/20/2030				
	37,813[9]	113,441[9]	50.4383	02/18/2031				
		124,096[10]	61.3400	02/17/2032				
Alfredo Rivera	101,594[1]		37.6100	02/20/2023	76,774[17]	4,883,594	122,342[18]	7,782,175
	156,290[2]		37.2050	02/19/2024				
	67,263[3]		41.8850	02/18/2025				
	38,751[4]		43.5150	02/17/2026				
	90,790[5]		40.8900	02/15/2027				
	68,777[6]		44.4750	02/15/2028				
	52,708[7]	17,570[7]	45.4350	02/21/2029				
	35,393[8]	35,393[8]	59.4850	02/20/2030				
	21,007[9]	63,023[9]	50.4383	02/18/2031				
		68,942[10]	61.3400	02/17/2032				
Brian J. Smith	126,972[1]		37.6100	02/20/2023	189,914[19]	12,080,430	260,546[20]	16,573,331
	320,099[2]		37.2050	02/19/2024				
	126,026[3]		41.8850	02/18/2025				
	93,756[4]		43.5150	02/17/2026				
	132,717[5]		40.8900	02/15/2027				
	129,024[6]		44.4750	02/15/2028				
	158,126[7]	52,709[7]	45.4350	02/21/2029				
	88,482[8]	88,482[8]	59.4850	02/20/2030				
	50,418[9]	151,254[9]	50.4383	02/18/2031				
		248,143[10]	61.3400	02/17/2032				

* Market values in columns (h) and (j) were determined by multiplying the number of shares of stock or units, as applicable, by $63.61, the closing price of Common Stock on December 30, 2022, the last trading day of the year.

[1] These options were granted on February 21, 2013. The options vested 25% on the first, second, third and fourth anniversaries of the grant date.

[2] These options were granted on February 20, 2014. The options vested 25% on the first, second, third and fourth anniversaries of the grant date.

[3] These options were granted on February 19, 2015. The options vested 25% on the first, second, third and fourth anniversaries of the grant date.

[4] These options were granted on February 18, 2016. The options vested 25% on the first, second, third and fourth anniversaries of the grant date.

[5] These options were granted on February 16, 2017. The options vested 25% on the first, second, third and fourth anniversaries of the grant date.

[6] These options were granted on February 15, 2018. The options vested 25% on the first, second, third and fourth anniversaries of the grant date.

[7] These options were granted on February 21, 2019. The options vest 25% on the first, second, third and fourth anniversaries of the grant date.

[8] These options were granted on February 20, 2020. The options vest 25% on the first, second, third and fourth anniversaries of the grant date.

[9] These options were granted on February 18, 2021. The options vest 25% on the first, second, third and fourth anniversaries of the grant date.

[10] These options were granted on February 17, 2022. The options vest 25% on the first, second, third and fourth anniversaries of the grant date.

[11] Reflects 389,204 PSUs and 133,076 PSUs earned upon satisfaction of the performance measures under the 2020-2022 PSU program and the 2021-2022 emerging stronger PSU program, respectively.

[12] Reflects 443,544 PSUs for the 2021-2023 PSU program at the maximum award level and 272,958 PSUs for the 2022-2024 PSU program at the maximum award level.

[13] Reflects 129,734 PSUs and 44,354 PSUs earned upon satisfaction of the performance measures under the 2020-2022 PSU program and the 2021-2022 emerging stronger PSU program, respectively.

[14] Reflects 147,848 PSUs for the 2021-2023 PSU program at the maximum award level and 90,986 PSUs for the 2022-2024 PSU program at the maximum award level.

[15] Reflects 101,428 PSUs and 36,290 PSUs earned upon satisfaction of the performance measures under the 2020-2022 PSU program and the 2021-2022 emerging stronger PSU program, respectively.

[16] Reflects 120,966 PSUs for the 2021-2023 PSU program at the maximum award level and 99,248 PSUs for the 2022-2024 PSU program at the maximum award level.

[17] Reflects 56,612 PSUs and 20,162 PSUs earned upon satisfaction of the performance measures under the 2020-2022 PSU program and the 2021-2022 emerging stronger PSU program, respectively.

[18] Reflects 67,204 PSUs for the 2021-2023 PSU program at the maximum award level and 55,138 PSUs for the 2022-2024 PSU program at the maximum award level.

[19] Reflects 141,528 PSUs and 48,386 PSUs earned upon satisfaction of the performance measures under the 2020-2022 PSU program and the 2021-2022 emerging stronger PSU program, respectively.

[20] Reflects 161,288 PSUs for the 2021-2023 PSU program at the maximum award level and 99,258 PSUs for the 2022-2024 PSU program at the maximum award level.

2022 OPTION EXERCISES AND STOCK VESTED

	Option Awards		Stock Awards	
Name (a)	Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise ($) (c)	Number of Shares Acquired on Vesting (#) (d)	Value Realized on Vesting ($) (e)
James Quincey	0	$ 0	208,664	$12,707,638
John Murphy	217,490	5,483,873	76,510	4,659,459
Manuel Arroyo	0	0	45,906	2,795,675
Alfredo Rivera	0	0	27,821	1,694,299
Brian J. Smith	130,000	3,447,207	83,465	5,083,019

Option Awards (Columns (b) and (c))

The following table provides details of the stock options exercised in 2022.

Name	Grant Date	Options Exercised	Exercise Date	Value Realized on Exercise
Mr. Murphy	02/16/2012	115,896	01/04/2022	$2,976,505
	02/21/2013	101,594	03/04/2022	2,507,368
Mr. Smith	02/21/2013	35,800	04/25/2022	1,053,660
	02/21/2013	94,200	12/16/2022	2,393,547

78 THE COCA-COLA COMPANY
2023 PROXY STATEMENT

Notice of 2023 Annual
Meeting of Shareowners

Letter from Our Chairman
and Chief Executive Officer

Refresh the World.
Make a Difference.

Stock Awards (Columns (d) and (e))

The following table provides details of the stock awards that vested and the value realized in 2022.

Name	Grant Date	Release Date	Number of Shares	Stock Price on Release Date[1]	Value Realized on Release	Description
Mr. Quincey	02/21/2019	02/17/2022	208,664	$60.90	$12,707,638	Shares underlying an award of performance share units
Mr. Murphy	02/21/2019	02/17/2022	76,510	60.90	4,659,459	Shares underlying an award of performance share units
Mr. Arroyo	02/21/2019	02/17/2022	45,906	60.90	2,795,675	Shares underlying an award of performance share units
Mr. Rivera	02/21/2019	02/17/2022	27,821	60.90	1,694,299	Shares underlying an award of performance share units
Mr. Smith	02/21/2019	02/17/2022	83,465	60.90	5,083,019	Shares underlying an award of performance share units

[1] Represents the closing price of Common Stock on the trading day prior to the release date.

2022 PENSION BENEFITS

Name (a)	Plan Name (b)	Number of Years Credited Service (#) (c)	Present Value of Accumulated Benefit ($) (d)	Payments During Last Fiscal Year ($) (e)
James Quincey	Mobile Plan	11.1[1]	$2,407,403	$0
	TCCC Pension Plan	8.6	219,904	0
	TCCC Supplemental Pension Plan	—[2]	2,288,496	0
John Murphy	Mobile Plan	32.5[3]	8,003,149	0
	TCCC Pension Plan	2.0	48,204	0
	TCCC Supplemental Pension Plan	—[2]	306,016	0
Manuel Arroyo	Mobile Plan	5.4[4]	806,423	0
Alfredo Rivera	Mobile Plan	24.5[5]	4,538,874	0
	TCCC Pension Plan	1.3	41,041	0
	TCCC Supplemental Pension Plan	—[2]	134,016	0
Brian J. Smith	TCCC Pension Plan	25.8	779,815	0
	TCCC Supplemental Pension Plan	—[2]	4,769,096	0

[1] In May 2017, Mr. Quincey stopped participating in an international service program and localized to the United States. As a result, he began participating again in the TCCC Pension Plan and the TCCC Supplemental Pension Plan and stopped accruing benefits in the Mobile Plan. Mr. Quincey's total years of service with the Company is 26.3 years. He participated in the Coca-Cola UK Stakeholder Pension Plan (the "UK Savings Plan") for a portion of this time.

[2] The same years of service apply to both the TCCC Pension Plan and the TCCC Supplemental Pension Plan, as these plans work in tandem.

[3] In January 2021, Mr. Murphy stopped participating in an international service program and localized to the United States. As a result, he began participating in the TCCC Pension Plan and the TCCC Supplemental Pension Plan and stopped accruing benefits in the Mobile Plan.

[4] Mr. Arroyo had a prior period of employment with the Company for which his benefits in the Mobile Plan were fully distributed. The service shown reflects service from 2017 when he rejoined the Company and began participating again in the Mobile Plan. Mr. Arroyo's total years of service with the Company is 24.9 years. He participated in a savings plan in Spain (the "Spanish Savings Plan") for a portion of this time.

[5] In October 2021, Mr. Rivera stopped participating in an international service program and localized to the United States. As a result, he began participating in the TCCC Pension Plan and the TCCC Supplemental Pension Plan and stopped accruing benefits in the Mobile Plan.

The Company provides retirement benefits from various plans to its employees, including the Named Executive Officers. Due to the Company's global operations, it maintains different plans to address different market conditions, various legal and tax requirements, and different groups of employees.

In 2022, all of the Named Executive Officers except for Mr. Arroyo participated in or had a benefit under The Coca-Cola Company Pension Plan (the "TCCC Pension Plan") and The Coca-Cola Company Supplemental Pension Plan (the "TCCC Supplemental Pension Plan"). In 2022, Mr. Arroyo participated in the Mobile Plan. Messrs. Quincey, Murphy and Rivera have a benefit under the Mobile Plan for the period they were covered under an international service program. Additional details of these plans are described in the Summary of Plans in **Annex B** beginning on **page 124**. The table above reflects the present value of accumulated benefits for each of the Named Executive Officers under the applicable plans.

Compensation used for determining pension benefits under the TCCC Pension Plan, the TCCC Supplemental Pension Plan and the Mobile Plan generally includes only base salary and annual cash incentives. The amounts reflected for each plan represent the present value of the maximum benefit payable under the applicable plans. In some cases, the payments may be reduced for early retirement or by benefits paid by other Company-sponsored retirement plans, statutory payments or Social Security.

The Company generally does not grant additional years of benefit service, and no Named Executive Officer has been credited with additional years of benefit service.

The discount rate assumption used by the Company in calculating the present value of accumulated benefits was 5.49% for the TCCC Pension Plan and 5.48% for the TCCC Supplemental Pension Plan. For information on additional assumptions used by the Company in calculating the present value of accumulated benefits, see Note 13 to the Company's consolidated financial statements in the Form 10-K. The calculations assume that the Named Executive Officer continues to live at least until the earliest age at which an unreduced benefit is payable.

The Company's retirement plans utilize a different method of calculating actuarial present value for the purpose of determining a lump sum payment, if any. The traditional pension benefit under the TCCC Supplemental Pension Plan is paid in the form of an annuity if the employee has reached at least age 55 with 10 years of service at the time of his or her separation from the Company. Therefore, Messrs. Quincey and Smith are required to take the traditional pension benefit portion of their TCCC Supplemental Pension Plan benefit in the form of an annuity.

2022 NONQUALIFIED DEFERRED COMPENSATION

The following table provides information on the Named Executive Officers' participation in The Coca-Cola Company Deferred Compensation Plan (the "Deferred Compensation Plan") and the Supplemental 401(k) Plan, as applicable. These plans either allow eligible employees to defer part of their base salary and annual incentive on a voluntary basis or make employees whole when the Company matching contribution is limited under the tax-qualified plan. The Company matching contribution under the Supplemental 401(k) Plan is provided at the same rate as the Company matching contribution under the 401(k) Plan. The Company does not match any additional voluntary deferrals.

Additional details of the Deferred Compensation Plan and the Supplemental 401(k) Plan are described in the Summary of Plans in **Annex B** beginning on **page 124**.

Name (a)	Plan Name	Executive Contributions in Last FY ($) (b)	Registrant Contributions in Last FY ($) (c)	Aggregate Earnings in Last FY ($) (d)	Aggregate Withdrawals/ Distributions ($) (e)	Aggregate Balance at Last FYE ($) (f)
James Quincey	Deferred Compensation Plan	N/A	N/A	N/A	N/A	N/A
	Supplemental 401(k) Plan	N/A	$269,325	$118,126	$0	$1,299,097
John Murphy	Deferred Compensation Plan	N/A	N/A	N/A	N/A	N/A
	Supplemental 401(k) Plan	N/A	101,287	11,503	0	147,920
Manuel Arroyo	Deferred Compensation Plan	N/A	N/A	N/A	N/A	N/A
Alfredo Rivera	Deferred Compensation Plan	N/A	N/A	N/A	N/A	N/A
	Supplemental 401(k) Plan	N/A	57,913	6,259	0	83,006
Brian J. Smith	Deferred Compensation Plan	$0	0	(329,900)	0	1,234,553
	Supplemental 401(k) Plan	N/A	133,367	133,965	0	1,436,890

Executive Contributions in Last Fiscal Year (Column (b))

No Named Executive Officer contributed to the Deferred Compensation Plan in 2022.

Registrant Contributions in Last Fiscal Year (Column (c))

All Company matching contributions shown are included in the "All Other Compensation" column of the 2022 Summary Compensation Table.

80 THE COCA-COLA COMPANY
2023 PROXY STATEMENT

Notice of 2023 Annual
Meeting of Shareowners

Letter from Our Chairman
and Chief Executive Officer

Refresh the World.
Make a Difference.

Aggregate Earnings in Last Fiscal Year (Column (d))

The earnings reflected in column (d) represent deemed investment earnings or losses from voluntary deferrals and Company contributions, as applicable. The Deferred Compensation Plan and the Supplemental 401(k) Plan do not guarantee a return on deferred amounts. For these plans, no amounts included in column (d) are reported in the 2022 Summary Compensation Table because the plans do not provide for above-market or preferential earnings.

Aggregate Balance at Last Fiscal Year-End (Column (f))

The amounts reflected in column (f) for Messrs. Quincey, Murphy, Rivera and Smith, with the exception of amounts reflected in columns (b), (c) and (d), if any, have been reported in prior proxy statements of the Company.

Payments on Termination or Change in Control

GENERAL

Most of the Company's plans and programs contain specific provisions detailing how payments are treated upon termination or change in control. The specific termination and change in control provisions under these plans, which are described below, apply to all participants in each plan.

The termination scenarios described in this section include voluntary separation, involuntary separation, disability and death. For more information on the plans described below, see Summary of Plans in **Annex B** beginning on **page 124**.

NAMED EXECUTIVE OFFICER DEPARTURES

As noted above, two of the Named Executive Officers departed or will be departing the Company in 2023.

On February 28, 2023, Mr. Smith retired from the Company. Upon retirement, Mr. Smith received only the retirement and other benefits he was entitled to under the standard terms of the applicable Company programs. He did not receive any severance benefits.

On March 31, 2023, Mr. Rivera will separate from the Company. The terms of his separation are governed by a letter, dated August 20, 2022. Pursuant to his letter, among other things, Mr. Rivera will receive severance benefits under the terms of The Coca-Cola Company Severance Pay Plan (the "TCCC Severance Plan") upon his separation. Pursuant to the terms of the Annual Incentive Plan for participants who have met certain age and service requirements, if Mr. Rivera remains employed through March 31, 2023, he will receive an annual incentive award for 2023, prorated for three months and payable in March 2024. Mr. Rivera will not receive any further equity grants. All of Mr. Rivera's outstanding equity incentive awards will be treated in accordance with the related equity plans and related agreements (see the 2022 Outstanding Equity Awards at Fiscal Year-End table beginning on **page 76**). Mr. Rivera's other benefits will consist of those benefits accrued and vested under the standard terms and conditions of the plans in which he participates.

In accordance with SEC rules, the remainder of this section assumes that employment for each of Messrs. Smith and Rivera was terminated or a change in control of the Company occurred as of December 31, 2022 and does not take into account Mr. Smith's retirement or the terms of Mr. Rivera's letter described above.

CHANGE IN CONTROL

The change in control provisions in the various Company plans were adopted to mitigate the concern that, in the event the Company is considering a change in control transaction, the employees involved in considering the transaction might otherwise be motivated to act in their own interests rather than the interests of the shareowners. Thus, the change in control provisions are designed with the intention of ensuring that employees are neither harmed nor given a windfall in the event of a change in control. The Company's plans generally provide that a change in control may occur upon (i) a greater than 20% change in ownership of the Company; (ii) a change of the majority of the Board within a two-year period; or (iii) certain merger and consolidation transactions. As described below, Company equity plans include "double-trigger" change in control provisions.

The Company does not have individual change in control agreements and no tax gross-up is provided for any taxes incurred as a result of a change in control payment. The Board can determine prior to the potential change in control that no change in control will be deemed to have occurred.

SEVERANCE PLAN

All of the Named Executive Officers are covered by the TCCC Severance Plan.

Termination, Death, Disability

Generally, benefits are payable under the TCCC Severance Plan when an employee is terminated involuntarily due to certain circumstances, such as an internal reorganization or position elimination. The maximum cash severance benefit under this plan is two years of base pay, payable as a lump sum.

Change in Control

There are no separate change in control provisions included in the TCCC Severance Plan.

ANNUAL INCENTIVE PLAN

All of the Named Executive Officers were eligible to participate in the Annual Incentive Plan in 2022.

Termination, Death, Disability

Generally, participants employed on December 31 are eligible to receive a cash incentive for the year, regardless of whether employment continues through the payment date. Employees who (i) terminate employment prior to December 31, 2022 and were employed before January 1, 2012 and are at least 55 years of age, or are at least 65 years of age regardless of hire date; (ii) die; or (iii) move to an affiliate generally receive a prorated incentive based on actual Company performance and the portion of the year actually worked.

Change in Control

Upon a change in control, participants receive the target amount of the annual incentive after the end of the performance year. This amount is prorated if the participant leaves during the year.

DEFERRED COMPENSATION PLANS

All of the Named Executive Officers except for Mr. Arroyo were eligible to participate in the Deferred Compensation Plan in 2022; however, none of them chose to contribute.

Termination, Death, Disability

Under the Deferred Compensation Plan, employees who terminate employment after age 50 with five years of service receive payments based on elections made at the time they elected to defer compensation. Other employees receive a lump sum after termination. Individuals who are designated as "specified employees" under Section 409A of the Tax Code may not receive payments for at least six months following termination of employment to the extent the amounts were deferred after January 1, 2005. There are no enhanced benefits payable under the Deferred Compensation Plan upon a participant's death or disability.

Change in Control

Upon a change in control, any Company discretionary contributions to the Deferred Compensation Plan vest. No Named Executive Officer received a Company discretionary contribution in 2022.

EQUITY PLANS

All of the Named Executive Officers participated in the Company's equity plans in 2022.

Termination

The treatment of equity upon termination of employment depends on the reason for the termination, the employee's age and length of service at termination and the year in which the award was granted. In 2022, certain age and service provisions were amended, effective for new awards granted in 2022. The tables below detail the termination provisions of the various equity award types.

82 THE COCA-COLA COMPANY
2023 PROXY STATEMENT

Notice of 2023 Annual
Meeting of Shareowners

Letter from Our Chairman
and Chief Executive Officer

Refresh the World.
Make a Difference.

AWARDS GRANTED PRIOR TO 2022:

Award Type	Separation Prior to Meeting Age/ Service Requirement	Separation After Meeting Age/Service Requirement of 60 Years/10 Years of Service	Involuntary Separation After Meeting Age/Service Requirement of 50 Years/10 Years of Service[1]
Stock Options	Employees have six months to exercise vested options. Unvested options are forfeited.	All options held at least 12 months vest. Employees have the full remaining term to exercise the options.	All options held at least 12 months continue to vest for up to four years.
Restricted Stock/ Restricted Stock Units	Unvested awards are forfeited.	Unvested awards are forfeited. Some grants held at least 12 months vest upon meeting age and service requirements.	Unvested awards are forfeited. Some grants held at least 12 months vest upon meeting age and service requirements and will be prorated.
PSUs	All PSUs are forfeited if separation occurs prior to certification of results and release of PSUs.	For grants held at least 12 months, the employee receives the same number of earned shares as active employees after the results are certified.	Outstanding PSUs held at least 12 months will not be forfeited and a prorated amount will be released after the results are certified.

[1] Applicable for involuntary separations due to specific circumstances, such as an internal reorganization or position elimination.

AWARDS GRANTED IN 2022:

Award Type	Separation Prior to Meeting Age Requirement	Separation After Meeting Age Requirement of 60 Years
Stock Options	Employees have six months to exercise vested options. Unvested options are forfeited.	All options held at least 12 months vest. Employees have the full remaining term to exercise the options.
Restricted Stock/ Restricted Stock Units	Unvested awards are forfeited.	Unvested awards are forfeited. Some grants held at least 12 months vest upon meeting age requirement.
PSUs	All PSUs are forfeited if separation occurs prior to certification of results and release of PSUs.	For grants held at least 12 months, the employee receives the same number of earned shares as active employees after the results are certified.

Death

If an employee dies, all options vest if the options have been accepted. The employee's estate has five years from the date of death to exercise the options, but for options granted in 2022, the employee's estate has one year to exercise the options. Provided they have been accepted, restricted stock and restricted stock units vest and are released to the employee's estate. Provided the PSUs have been accepted, if death occurs during the performance period, the employee's estate receives a cash payment equal to the value of the target number of shares. For PSUs where performance has been certified, the employee's estate receives a cash payment based on the certified results.

Disability

If an employee terminates employment because of disability, all options vest, and the employee has the full remaining term to exercise the options. Restricted stock and restricted stock units vest and are released to the employee. For PSUs in the performance period, the employee receives shares equal to the number of shares that the employee would have earned based on actual performance after the end of the performance period.

Change in Control

The treatment of equity awards upon a change in control is governed by the 2014 Equity Plan. The table below details the "double-trigger" change in control provisions of the various equity award types if awards are assumed by the successor company. If awards are not assumed by the successor company, accelerated vesting generally occurs upon a change in control.

Award Type	Treatment
Stock Options	Options vest if an employee is terminated without cause within one year following the change in control.
Restricted Stock/ Restricted Stock Units	Shares vest if an employee is terminated without cause within one year following the change in control.
PSUs	PSUs vest if an employee is terminated without cause within two years following the change in control (i) at the target level if the change in control occurs during the first half of the performance period and (ii) based on actual performance if the change in control occurs during the second half of the performance period. In each case, the final payout is prorated based on time worked during the performance period.

RETIREMENT AND 401(K) PLANS

All of the Named Executive Officers except for Mr. Arroyo were eligible to participate in the TCCC Pension Plan, the TCCC Supplemental Pension Plan, the 401(k) Plan and the Supplemental 401(k) Plan in 2022. Mr. Arroyo participated in the Mobile Plan in 2022. Mr. Quincey has a benefit under the UK Savings Plan related to a prior period of employment. Mr. Arroyo has a benefit under the Spanish Savings Plan related to a prior period of employment.

Termination, Death, Disability

No payments may be made under the TCCC Pension Plan or the TCCC Supplemental Pension Plan until an employee has separated from service and met eligibility requirements. Generally, no payments may be made under the 401(k) Plan, the Supplemental 401(k) Plan or the Mobile Plan until separation from service, except distributions may be taken from the 401(k) Plan after age 59½ and distributions related to mandatory tax payments may be made under the Mobile Plan, whether or not the employee has terminated employment.

Individuals who are designated as "specified employees" under Section 409A of the Tax Code may not receive payments from the TCCC Supplemental Pension Plan, the Supplemental 401(k) Plan or the Mobile Plan for at least six months following termination of employment.

There are no enhanced benefits payable under the TCCC Pension Plan, the TCCC Supplemental Pension Plan, the 401(k) Plan, the Supplemental 401(k) Plan, the Mobile Plan, the UK Savings Plan or the Spanish Savings Plan upon a participant's death or disability.

Change in Control

The TCCC Pension Plan and the TCCC Supplemental Pension Plan contain change in control provisions that affect all participants equally, including the participating Named Executive Officers. These provisions provide an enhanced benefit to vested participants for benefits accrued under the defined benefit formula if certain conditions are met, including that the employee must actually leave the Company within two years of a change in control. A change in control has no effect on the cash balance portion of the TCCC Pension Plan and there are no additional credited years of service. Upon a change in control under the TCCC Pension Plan and the TCCC Supplemental Pension Plan, the earliest retirement age is reduced resulting in an enhanced benefit for participants who have not reached the earliest retirement age. None of the Named Executive Officers would receive an enhanced benefit.

The 401(k) Plan, the Supplemental 401(k) Plan, the Mobile Plan, the UK Savings Plan and the Spanish Savings Plan do not have special provisions for change in control.

84 THE COCA-COLA COMPANY
2023 PROXY STATEMENT

Notice of 2023 Annual
Meeting of Shareowners

Letter from Our Chairman
and Chief Executive Officer

Refresh the World.
Make a Difference.

QUANTIFICATION OF PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

The following table and footnotes describe the potential payments to the Named Executive Officers upon termination of employment or a change in control of the Company as of December 31, 2022. While Mr. Smith retired on February 28, 2023 and Mr. Rivera will separate from the Company on March 31, 2023, this section assumes the applicable triggering event occurred on December 31, 2022.

The table does not include:

- compensation or benefits previously earned by the Named Executive Officers or equity awards that are fully vested;
- the value of pension benefits that are disclosed in the 2022 Pension Benefits table beginning on **page 78**, except for any pension enhancement triggered by the event, if applicable;
- the amounts payable under deferred compensation plans that are disclosed in the 2022 Nonqualified Deferred Compensation table on **page 79**; or
- the value of any benefits (such as retiree health coverage, life insurance and disability coverage) provided on the same basis to substantially all other employees in the country in which the Named Executive Officer works.

	Voluntary Separation $ (a)	Involuntary Termination $ (b)	Death $ (c)	Disability $ (d)	Change in Control $ (e)
Mr. Quincey					
Severance Payments	$ 0	$ 3,200,000	$ 0	$ 0	$ 0
Annual Incentive[1]	0	0	0	0	3,200,000
Stock Options[2]	0	8,877,418	10,426,450	10,426,450	10,426,450
PSUs and Restricted Stock Units[3]	0	0	39,399,462	0	54,925,263
Pension Enhancement	0	0	0	0	0
TOTAL	**0**	**12,077,418**	**49,825,912**	**10,426,450**	**68,551,713**
Mr. Murphy					
Severance Payments	0	2,050,000	0	0	0
Annual Incentive[1]	0	0	0	0	1,342,750
Stock Options[2]	3,038,992	3,038,992	3,555,336	3,555,336	3,555,336
PSUs and Restricted Stock Units[3]	0	0	13,132,984	0	18,308,039
Pension Enhancement	0	0	0	0	0
TOTAL	**3,038,992**	**5,088,992**	**16,688,320**	**3,555,336**	**23,206,125**
Mr. Arroyo					
Severance Payments	0	1,339,000	0	0	0
Annual Incentive[1]	0	0	0	0	836,875
Stock Options[2]	0	2,282,679	2,564,376	2,564,376	2,564,376
PSUs and Restricted Stock Units[3]	0	0	11,384,027	0	14,942,180
Pension Enhancement	0	0	0	0	0
TOTAL	**0**	**3,621,679**	**13,948,403**	**2,564,376**	**18,343,431**
Mr. Rivera					
Severance Payments	0	1,326,000	0	0	0
Annual Incentive[1]	0	0	0	0	663,000
Stock Options[2]	1,295,451	1,295,451	1,451,949	1,451,949	1,451,949
PSUs and Restricted Stock Units[3]	0	0	6,332,884	0	8,317,962
Pension Enhancement	0	0	0	0	0
TOTAL	**1,295,451**	**2,621,451**	**7,784,833**	**1,451,949**	**10,432,911**
Mr. Smith					
Severance Payments	0	1,874,600	0	0	0
Annual Incentive[1]	0	0	0	0	1,640,275
Stock Options[2]	3,315,247	3,315,247	3,878,531	3,878,531	3,878,531
PSUs and Restricted Stock Units[3]	0	0	14,326,880	0	19,972,395
Pension Enhancement	0	0	0	0	0
TOTAL	**3,315,247**	**5,189,847**	**18,205,411**	**3,878,531**	**25,491,201**

(1) Except upon a change in control, no amounts are included for the Annual Incentive Plan because the Named Executive Officers would be entitled to the same payment regardless of whether the event occurred. Upon a change in control, the target annual incentive amount is guaranteed (subject to proration if the participant leaves before the end of the year).

(2) Represents the intrinsic value of the acceleration of vesting of any stock options that vest upon the event. Intrinsic value is the difference between the exercise price of the stock option and the closing price of Common Stock, which was $63.61 on December 30, 2022, the last trading day of the year.

(3) No amounts are included for the 2020-2022, 2021-2023 or 2022-2024 PSU programs or the 2021-2022 emerging stronger PSU program for Voluntary Separation, Involuntary Termination and Disability because the PSUs remain subject to performance requirements even after the event. See **page 62** for the status of these PSU programs.

Voluntary Separation (Column (a))

Amounts are included under "Stock Options" for Messrs. Murphy, Rivera and Smith because they have satisfied the age and service requirement for acceleration of vesting of certain equity awards held for at least 12 months. Messrs. Quincey and Arroyo have not satisfied the age and service requirement for acceleration of any equity awards, and therefore, no additional payments would be triggered upon voluntary separation.

Involuntary Termination (Column (b))

Amounts are included under "Stock Options" for Messrs. Murphy, Rivera and Smith because they have satisfied the age and service requirement for acceleration of vesting of certain equity awards held for at least 12 months. Amounts are included under "Stock Options" for Messrs. Quincey and Arroyo because involuntary termination triggers continued vesting of certain equity awards after the age and service requirement has been met.

Death (Column (c))

Amounts are included under "Stock Options" and "PSUs and Restricted Stock Units" because death triggers acceleration of vesting of certain equity awards. The amounts for "PSUs and Restricted Stock Units" reflect the value of the target number of shares granted under the 2020-2022, 2021-2023 and 2022-2024 PSU programs and the 2021-2022 emerging stronger PSU program.

Disability (Column (d))

Amounts are included under "Stock Options" because termination of employment caused by disability triggers acceleration of vesting or continued vesting of certain equity awards.

Change in Control (Column (e))

Amounts are included under "Stock Options" and "PSUs and Restricted Stock Units" because a change in control triggers acceleration of vesting of certain equity awards. Since equity awards have "double-trigger" change in control provisions, the table above assumes that both a change in control and a subsequent termination of employment have occurred. The amounts for "PSUs and Restricted Stock Units" reflect (i) the value of the number of shares granted under the 2020-2022 PSU program at the maximum award level; (ii) the value of the number of shares granted under the 2021-2023 PSU program at the maximum award level, prorated for two years of the performance period; (iii) the value of the number of shares granted under the 2022-2024 PSU program at the target award level, prorated for one year of the performance period; and (iv) the value of the number of shares granted under the 2021-2022 emerging stronger PSU program at the maximum award level.

86 THE COCA-COLA COMPANY
2023 PROXY STATEMENT

Notice of 2023 Annual
Meeting of Shareowners

Letter from Our Chairman
and Chief Executive Officer

Refresh the World.
Make a Difference.

Equity Compensation Plan Information

All numbers in the following table are as of December 31, 2022.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity Compensation Plans Approved by Security Holders	67,390,640[1]	$45.93[2]	311,021,286[3]
Equity Compensation Plans Not Approved by Security Holders	0	N/A	0
TOTAL	**67,390,640**		**311,021,286**

[1] Includes 58,555,800 shares issuable pursuant to outstanding options under the 2014 Equity Plan, The Coca-Cola Company 1999 Stock Option Plan and The Coca-Cola Company 2008 Stock Option Plan. The weighted-average exercise price of such options is $45.93. Also includes 8,834,840 full-value awards of shares outstanding under the 2014 Equity Plan and the 1989 Restricted Stock Award Plan, including shares that may be issued pursuant to outstanding PSUs, based on certified financial results, where applicable, and otherwise assuming the target award is met.

[2] The weighted-average remaining contractual life of the outstanding options is 3.6 years.

[3] Includes 308,052,031 shares that may be issued pursuant to future awards under the 2014 Equity Plan, including shares that may be issued pursuant to outstanding PSUs, based on certified financial results, where applicable, and otherwise assuming the target award is met. The 2014 Equity Plan uses a fungible share pool under which each share issued pursuant to an option reduces the number of shares available by one share, and each share issued pursuant to awards other than options reduces the number of shares available by five shares. See Long-Term Incentive Compensation beginning on **page 60** for more information, including the Equity Stewardship Guidelines, which include a burn rate commitment. With this burn rate commitment, over the 2014 Equity Plan's ten-year term, the maximum number of shares estimated to be used is 200,000,000 (based on Common Stock outstanding decreasing by 1% each year). Also includes 2,732,413 options which may be issued pursuant to future awards under The Coca-Cola Company 1999 Stock Option Plan and The Coca-Cola Company 2008 Stock Option Plan and 236,842 shares that may be issued pursuant to the 1989 Restricted Stock Award Plan. The maximum term of the options is ten years.

Share units credited under the Supplemental 401(k) Plan and the Directors' Plan are not included in the table above since payouts under those plans are in cash.

The Company or its applicable subsidiary provides a matching contribution in Common Stock under various plans throughout the world. No shares are issued by the Company under any of these plans, and therefore these plans are not included in the table above. Shares are purchased on the open market by a third-party trustee. These plans are exempt from the shareowner approval requirements of the NYSE.

The Company also sponsors employee share purchase plans in several jurisdictions outside the United States. The Company does not grant or issue Common Stock pursuant to these plans, but does facilitate the acquisition of Common Stock by employees in a cost-efficient manner. These plans are not equity compensation plans.

Pay Ratio Disclosure

As required by SEC rules, we are providing the information below to explain the relationship between the annual total compensation of Mr. Quincey, who served as the Company's Chief Executive Officer in 2022, and the annual total compensation of the median employee of the Company, excluding our CEO. We identified the median employee using our employee population as of October 1, 2022. We applied an exchange rate as of October 1, 2022, to convert all foreign currencies into U.S. dollars. There have been no changes in our employee population or employee compensation arrangements that we reasonably believe would result in a significant change in the pay ratio disclosure for 2022. However, because the median employee identified for 2021 left the Company before October 1, 2022, we are using a comparable new median employee with substantially similar compensation as the median employee identified for purposes of our pay ratio disclosure in 2022.

The median annual total compensation disclosed below is based on the Company's global workforce and is not designed to capture the median compensation of the Company's U.S. employees. In addition, employees in flexible, part-time roles, such as certain employees at retail stores operated by Costa Limited, our coffee business, lower the annual total compensation for our median employee. Our compensation philosophy is to pay competitively to market and provide fair compensation regardless of the locale. The compensation approach used to determine compensation for our broader workforce is the same approach we use when setting CEO pay, including consideration of pay competitiveness and the use of performance-based incentives that reward exceptional business performance in each jurisdiction consistent with market practice. For more information regarding our compensation philosophy, see **page 55**.

For 2022, the annual total compensation of our median employee, a part-time, hourly barista employed in the United Kingdom by Costa Limited, was $12,122. This includes base pay and an employer retirement contribution. Mr. Quincey's annual total compensation for 2022, as reported under the "Total" column (column (j)) in the 2022 Summary Compensation Table, was $22,822,519. Based on this information, for 2022, the ratio of the compensation of the CEO to the median annual total compensation of all other employees was estimated to be 1,883 to 1.

We believe our pay ratio presented above is a reasonable estimate. The SEC rules for identifying the median employee and calculating the pay ratio allow companies to use different methodologies, exemptions, estimates and assumptions that reflect their employee populations and compensation practices. As a result, our pay ratio may not be comparable to the pay ratio reported by other companies.

Pay Versus Performance Disclosure

This disclosure has been prepared in accordance with the SEC's pay versus performance rules in Item 402(v) of Regulation S-K under the 1934 Act ("Item 402(v)") and does not necessarily reflect value actually realized by the Named Executive Officers or how the Talent and Compensation Committee evaluates compensation decisions in light of Company or individual performance. For discussion of how the Talent and Compensation Committee seeks to align pay with performance when making compensation decisions, please review the Compensation Discussion and Analysis beginning on **page 53**.

The following tables and related disclosures provide information about (i) the total compensation ("SCT Total") of our principal executive officer ("PEO") and our non-PEO Named Executive Officers (collectively, the "Other NEOs") as presented in the Summary Compensation Table on **page 70**, (ii) the "compensation actually paid" ("CAP") to our PEO and our Other NEOs, as calculated pursuant to Item 402(v), (iii) certain financial performance measures, and (iv) the relationship of the CAP to those financial performance measures.

Year (a)	Summary Compensation Table Total for PEO ($) (b)	Compensation Actually Paid to PEO ($) (c)	Average Summary Compensation Table Total for non-PEO Named Executive Officers ($) (d)	Average Compensation Actually Paid to non-PEO Named Executive Officers ($) (e)	Value of Initial Fixed $100 Investment on Dec. 31, 2019 Based on — Total Shareholder Return (f)	Value of Initial Fixed $100 Investment on Dec. 31, 2019 Based on — Peer Group Total Shareholder Return (g)	Net Income ($) (millions) (h)	Organic Revenue Growth (non-GAAP) (i)	Comparable Currency Neutral Operating Income Growth (non-GAAP) (Supplemental Measure) (j)
2022	$22,822,519	$54,495,284	$7,731,933	$16,456,021	$126	$132	$9,571	16.0%	19.5%
2021	24,883,878	60,511,538	8,668,505	15,571,959	114	123	9,804	15.5%	12.0%
2020	18,383,474	2,270,190	6,153,532	2,584,955	102	108	7,768	-9.0%	0.0%

Names of PEO and Other NEOs (Column (b); Column (c); Column (d); Column (e))

2022: PEO: James Quincey; Other NEOs: John Murphy, Manuel Arroyo, Alfredo Rivera and Brian J. Smith

2021: PEO: James Quincey; Other NEOs: John Murphy, Manuel Arroyo, Alfredo Rivera, Brian J. Smith and Bradley M. Gayton

2020: PEO: James Quincey; Other NEOs: John Murphy, Manuel Arroyo, Bradley M. Gayton and Brian J. Smith

88 THE COCA-COLA COMPANY
2023 PROXY STATEMENT

Notice of 2023 Annual
Meeting of Shareowners

Letter from Our Chairman
and Chief Executive Officer

Refresh the World.
Make a Difference.

Adjustments to Calculate Compensation Actually Paid to PEO (Column (c)) and Average Compensation Actually Paid to Other NEOs (Column (e))

The table below describes the adjustments, each of which is required by SEC rules, to calculate CAP Amounts from the SCT Total of our PEO (Column (b)) and our Other NEOs (Column (d)). The SCT Total and CAP Amounts do not reflect the actual amount of compensation earned by or paid to our executives during the applicable years, but rather are amounts determined in accordance with Item 402(v).

Adjustments	2022		2021		2020	
	PEO	Other NEOs*	PEO	Other NEOs*	PEO	Other NEOs*
SCT Total	**$22,822,519**	**$7,731,933**	**$24,883,878**	**$8,668,505**	**$18,383,474**	**$6,153,532**
Adjustments for defined benefit pension plans						
(Deduct): Aggregate change in actuarial present value included in SCT Total for the covered fiscal year	(490,035)	(405,368)	(293,215)	(170,695)	(759,678)	(415,224)
Add: Service cost for the covered fiscal year	221,266	101,864	214,384	186,283	157,615	200,307
Add: Prior service cost for the covered fiscal year	0	0	0	0	0	0
*Adjustments for stock awards and option awards**						
(Deduct): Aggregate value for stock awards and option awards included in SCT Total for the covered fiscal year	(14,133,339)	(4,064,153)	(16,472,735)	(3,982,125)	(14,591,093)	(4,358,086)
Add: Fair value at year end of awards granted during the covered fiscal year that were outstanding and unvested at the covered fiscal year end	24,679,920	7,158,191	39,672,363	8,896,040	7,155,518	2,761,885
Add (Deduct): Year-over-year change in fair value at covered fiscal year end of awards granted in any prior fiscal year that were outstanding and unvested at the covered fiscal year end	19,902,921	5,525,189	15,006,128	3,307,124	(10,157,329)	(2,119,809)
Add: Vesting date fair value of awards granted and vested during the covered fiscal year	0	0	0	0	0	0
Add (Deduct): Change as of the vesting date (from the end of the prior fiscal year) in fair value of awards granted in any prior fiscal year for which vesting conditions were satisfied during the covered fiscal year	1,492,032	408,365	(2,499,265)	(494,044)	2,081,683	362,350
(Deduct): Fair value at end of prior fiscal year of awards granted in any prior fiscal year that failed to meet the applicable vesting conditions during the covered fiscal year	0	0	0	(839,129)	0	0
Add: Dividends or other earnings paid on awards in the covered fiscal year prior to vesting if not otherwise included in the SCT Total for the covered fiscal year	0	0	0	0	0	0
CAP Amounts (as calculated)	**$54,495,284**	**$16,456,021**	**$60,511,538**	**$15,571,959**	**$ 2,270,190**	**$2,584,955**

* Amounts presented are averages for the entire group of Other NEOs in each respective year.

** To determine the value of stock options included in CAP, the lattice valuation model was used, which differs from the Black-Scholes valuation model that was used at grant date. The lattice valuation model was deemed most appropriate because it is better able to value stock options at varying levels of stock price relative to the option exercise price and is consistent with valuation methodologies permitted under GAAP.

Total Shareholder Return (Column (f); Column (g))

Total shareholder return assumes that dividends were reinvested on the day of issuance.

Peer Group Total Shareholder Return (Column (g))

The peer group used in this disclosure is the Dow Jones Food & Beverage Total Return Index, which is the same peer group used in Part II, Item 5 of our Form 10-K.

Net Income (Column (h))

Net Income as reported in the Company's Consolidated Statements of Income included in our Form 10-K.

Organic Revenue Growth (non-GAAP) (Column (i))

Organic revenue growth is referred to as "net operating revenue growth" in our Named Executive Officers' incentive programs (see **page 58** in the Compensation Discussion and Analysis). Organic revenue growth is a non-GAAP financial measure that excludes or has otherwise been adjusted for the impact of acquisitions, divestitures and structural changes, as applicable, and the impact of changes in foreign currency exchange rates. Organic revenue growth was determined to be the most important financial performance measure linking CAP to Company performance for 2022 and therefore was selected as the 2022 "Company-Selected Measure" as defined in Item 402(v).

Comparable Currency Neutral Operating Income Growth (non-GAAP) (Supplemental Measure) (Column (j))

Comparable currency neutral operating income growth is referred to as "operating income growth" in our Named Executive Officers' incentive programs (see **page 58** in the Compensation Discussion and Analysis). Comparable currency neutral operating income growth (adjusted for structural changes) is a non-GAAP financial measure that excludes or has otherwise been adjusted for items impacting comparability, the impact of changes in foreign currency exchange rates, and the impact of structural changes, as applicable. Items impacting comparability include asset impairments, transaction gains/losses, restructuring and other items. Structural changes generally refer to acquisitions and divestitures of bottling operations, including the impact of intercompany transactions among our operating segments. The Company has elected to present comparable currency neutral operating income growth, a supplemental measure, to assist in understanding the changes in CAP over the fiscal years presented.

Financial Performance Measures

The following table lists the four financial performance measures that, in the Company's assessment, represent the most important performance measures used to link CAP for our Named Executive Officers to Company performance for 2022.

Organic Revenue Growth (non-GAAP) (Company-Selected Measure)
Comparable Currency Neutral Operating Income Growth (non-GAAP)
Comparable Currency Neutral Earnings Per Share Growth (non-GAAP)
Cumulative Free Cash Flow (non-GAAP)

90 THE COCA-COLA COMPANY
2023 PROXY STATEMENT

Notice of 2023 Annual Meeting of Shareowners | Letter from Our Chairman and Chief Executive Officer | Refresh the World. Make a Difference.

RELATIONSHIP BETWEEN COMPENSATION ACTUALLY PAID AND PERFORMANCE

The graphs below show the relationship of "compensation actually paid" to our PEO and Other NEOs to (i) the Company's organic revenue growth (non-GAAP), (ii) the Company's comparable currency neutral operating income growth (non-GAAP), (iii) the Company's net income and (iv) TSR of both the Company and the Dow Jones Food & Beverage Total Return Index.

CAP, as calculated in accordance with Item 402(v), reflects, among others, adjustments to the fair value of equity awards during the years presented. Factors impacting the fair value of equity awards include the price of our Common Stock at year end, as well as the projected and actual achievement of performance goals. These adjustments contributed significantly to the change in CAP reported for 2020 to 2021.

CAP VS. ORGANIC REVENUE GROWTH AND COMPARABLE CURRENCY NEUTRAL OPERATING INCOME GROWTH


$80
$70
$60
$50
$40
$30
$20
$10
$0
CAP (in Millions)
20%
15%
10%
5%
0%
-5%
-10%
% Growth
2020
2021
2022
CAP to PEO ($M)
Average CAP to Other NEOs ($M)
Organic Revenue Growth
Comparable Currency Neutral Operating Income Growth

CAP VS. NET INCOME


$80
$70
$60
$50
$40
$30
$20
$10
$0
CAP (in Millions)
$10
$5
$0
Net Income (in Billions)
2020
2021
2022
CAP to PEO ($M)
Average CAP to Other NEOs ($M)
Net Income ($B)

CAP VS. COMPANY TSR AND PEER GROUP TSR


$80
$70
$60
$50
$40
$30
$20
$10
$0
CAP (in Millions)
$200
$125
$50
Total Shareowner Return
2020
2021
2022
CAP to PEO ($M)
Average CAP to Other NEOs ($M)
Company TSR ($)*
Peer Group TSR ($)*

* Value of initial fixed $100 investment on December 31, 2019.

3 Advisory Vote on the Frequency of Future Advisory Votes to Approve Executive Compensation

WHAT AM I VOTING ON?

Shareowners are being provided the opportunity to vote on how often they believe we should hold an advisory vote to approve executive compensation in the future. The frequency options are to hold the advisory vote to approve executive compensation each year, every two years or every three years.

 **The Board of Directors recommends ONE YEAR for the frequency of future advisory votes to approve executive compensation.**

In addition to the advisory vote to approve executive compensation, we are also seeking a non-binding determination from our shareowners as to how often they believe the advisory vote to approve executive compensation should be held in the future. When this advisory vote was last held in 2017, shareowners indicated a preference to hold the advisory vote to approve executive compensation annually and the Board implemented this standard.

The Board continues to believe that an annual advisory vote to approve executive compensation is the most appropriate policy for our shareowners and the Company at this time. Although we recognize the potential benefits of having less frequent advisory votes to approve executive compensation, we understand that an annual advisory vote is currently the standard desired by many shareowners.

Regardless of the frequency of the advisory vote to approve executive compensation, the Talent and Compensation Committee will remain committed to considering feedback from shareowners as it continues to refine and evaluate the Company's compensation programs.

While the Board recommends an annual advisory vote to approve executive compensation, the voting options are to hold the advisory vote to approve executive compensation each year, every two years or every three years.

THE COCA-COLA COMPANY
92   2023 PROXY STATEMENT

Notice of 2023 Annual
Meeting of Shareowners

Letter from Our Chairman
and Chief Executive Officer

Refresh the World.
Make a Difference.

8 Audit Matters

Report of the Audit Committee

The Audit Committee operates under a written charter adopted by the Board that outlines its responsibilities and the practices it follows. You can view the charter on the Company's website, **www.coca-colacompany.com**, by clicking on "Investors," then "Corporate Governance," and then "Documents." The Audit Committee reviews and assesses the adequacy of its charter at least annually and, when appropriate, recommends to the Board changes to the charter to reflect the evolving role of the Audit Committee.

The Audit Committee is composed entirely of non-employee Directors who meet the independence and financial literacy requirements of the NYSE and additional, heightened independence criteria applicable to members of the Audit Committee under SEC and NYSE rules. For 2022, the Board designated each of David B. Weinberg and Christopher C. Davis as an "Audit Committee financial expert" under the SEC rules.

PRIMARY RESPONSIBILITIES AND 2022 ACTIONS

The Audit Committee represents and assists the Board in fulfilling its oversight responsibility relating to the integrity of the Company's financial statements and the financial reporting process, the systems of internal accounting and financial controls, the internal audit function and the annual independent audit of the Company's financial statements. The Audit Committee oversees the Company's compliance with legal and regulatory requirements; the Independent Auditors' qualifications and independence; the performance of the Company's internal audit function and the Independent Auditors; the Company's ethical compliance programs, including the Company's Codes of Business Conduct; the Company's quality and food safety programs; workplace and distribution safety programs; and information technology security programs. The Audit Committee also generally oversees the Company's overall ERM program and has direct oversight over financial reporting and controls and the Company's product integrity assurance and information technology security programs within the ERM framework. In addition, effective February 2023, the Audit Committee has oversight over certain processes related to the Company's external sustainability disclosures.

At the request of the Audit Committee, during some of its meetings, the Audit Committee participates in educational sessions on accounting and financial control matters, cybersecurity and on areas of the Company's operations, including some of the areas of risk it oversees.

In 2022, the Audit Committee held ten meetings, including one joint meeting with the former ESG and Public Policy Committee on the Company's sustainability reporting and the emerging regulatory environment. Meeting agendas are established by the Audit Committee Chair and the Chief of Internal Audit. During 2022, among other things, the Audit Committee:

- met with the senior members of the Company's financial management team at each regularly scheduled meeting;

- held separate private sessions, during its regularly scheduled meetings, with each of the Company's Senior Vice President and General Counsel, the Independent Auditors and the Chief of Internal Audit, at which candid discussions regarding financial management, legal, tax, accounting, auditing and internal control issues took place;

- continued its long-standing practice of having independent legal counsel regularly attend Audit Committee meetings;

- met with the Chief Ethics and Compliance Officer to discuss the effectiveness of the Company's compliance programs and regularly received status reports of compliance issues;

- received periodic updates on management's process to assess the adequacy of the Company's system of internal control over financial reporting, the framework used to make the assessment and management's conclusions on the effectiveness of the Company's internal control over financial reporting;

- discussed with the Independent Auditors the Company's internal control assessment process, management's assessment with respect thereto and the Independent Auditors' evaluation of the Company's system of internal control over financial reporting;

- reviewed and discussed with management and the Independent Auditors the Company's earnings releases and Quarterly and Annual Reports on Form 10-Q and Form 10-K, respectively, prior to filing with the SEC;

- reviewed the Company's internal audit plan and the performance of the Company's internal audit function;

- reviewed with senior members of the Company's financial management team, the Independent Auditors and the Chief of Internal Audit the overall audit scope and plans, the results of internal and external audits, evaluations by management and the Independent Auditors of the Company's internal control over financial reporting and the quality of the Company's financial reporting;

- reviewed with management, including the Chief of Internal Audit and the Senior Vice President and General Counsel, and the Independent Auditors, significant risks and exposures identified by management, the overall adequacy and effectiveness of the Company's legal, regulatory and ethical compliance programs, including the Company's Codes of Business Conduct, the Company's quality and food safety programs, workplace and distribution safety programs and information technology security programs;

- evaluated the performance of the Company's Independent Auditors and had direct involvement in the selection of the new global coordinating partner for 2024 in connection with the mandated rotation of such positions;

- received regular updates from management and discussed Company initiatives; and

- participated with representatives of management and the Independent Auditors in educational sessions about topics requested by the Audit Committee, including one joint committee meeting with the former ESG and Public Policy Committee on the Company's sustainability reporting and the emerging regulatory environment.

OVERSIGHT OF INDEPENDENT AUDITORS

The Audit Committee engaged Ernst & Young LLP as the Company's Independent Auditors for the fiscal year ended December 31, 2022. In its meetings with representatives of the Independent Auditors, the Audit Committee asks them to address, and discuss their responses to, several questions that the Audit Committee believes are particularly relevant to its oversight.

These questions include:

- Are there any significant accounting judgments or estimates made by management in preparing the financial statements that would have been made differently had the Independent Auditors prepared and been responsible for the financial statements?
- Based on the Independent Auditors' experience and their knowledge of the Company, do the Company's financial statements fairly present to investors, with clarity and completeness, the Company's financial position and performance for the reporting period in accordance with GAAP and SEC disclosure requirements?
- Based on the Independent Auditors' experience and their knowledge of the Company, has the Company implemented internal controls and internal audit procedures that are appropriate for the Company?

The Audit Committee believes that using these questions to help focus its discussions with the Independent Auditors promotes a more meaningful dialogue that provides a basis for its oversight judgment.

The Audit Committee also discussed with the Independent Auditors those matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board (the "PCAOB") and the SEC. The Audit Committee received the written disclosures and the letter from the Independent Auditors required by applicable requirements of the PCAOB regarding the Independent Auditors' communication with the Audit Committee concerning independence and has discussed with the Independent Auditors their independence. The Audit Committee considered with the Independent Auditors whether the provision of non-audit services provided by them to the Company during 2022 was compatible with their independence.

94 THE COCA-COLA COMPANY
2023 PROXY STATEMENT

Notice of 2023 Annual
Meeting of Shareowners

Letter from Our Chairman
and Chief Executive Officer

Refresh the World.
Make a Difference.

2022 AUDITED FINANCIAL STATEMENTS

In its oversight role, the Audit Committee relies on the work and assurances of the Company's management, which has the responsibility for establishing and maintaining adequate internal control over financial reporting and for preparing the financial statements and other reports, and of the Independent Auditors, who are engaged to audit and report on the consolidated financial statements of the Company and its subsidiaries and the effectiveness of the Company's internal control over financial reporting.

The Audit Committee has reviewed and discussed with management and the Independent Auditors the audited financial statements in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2022, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant accounting judgments and estimates, and the clarity of disclosures in the financial statements. In addressing the quality of management's accounting judgments, members of the Audit Committee asked for management's representations and reviewed certifications prepared by the Chief Executive Officer and the Chief Financial Officer that the unaudited quarterly and audited consolidated financial statements of the Company fairly present, in all material respects, the financial condition, results of operations and cash flows of the Company, and have expressed to both management and the auditors their general preference for conservative policies when a range of accounting options is available.

In reliance on these reviews and discussions, and the reports of the Independent Auditors, the Audit Committee has recommended to the Board, and the Board has approved, that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2022 for filing with the SEC.









DAVID B. WEINBERG
CHAIR

MARC BOLLAND

CHRISTOPHER C. DAVIS

CAROLINE J. TSAY

4 Ratification of the Appointment of Ernst & Young LLP as Independent Auditors

WHAT AM I VOTING ON?

Shareowners are being asked to ratify the appointment of Ernst & Young LLP, a registered public accounting firm, to serve as the Company's Independent Auditors for the fiscal year ending December 31, 2023. Although the Audit Committee has the sole authority to appoint the Independent Auditors, as a matter of good corporate governance, the Board submits its selection of the Independent Auditors to our shareowners for ratification. If the shareowners should not ratify the appointment of Ernst & Young LLP, the Audit Committee will reconsider the appointment.

 **The Board of Directors recommends a vote FOR the ratification of the appointment of Ernst & Young LLP as Independent Auditors.**

The Audit Committee has the sole authority and responsibility to hire, evaluate and, when appropriate, replace the Company's Independent Auditors and, in its capacity as a committee of the Board, is directly responsible for the appointment, compensation and general oversight of the work of the Independent Auditors.

The Audit Committee has appointed Ernst & Young LLP ("EY") to serve as Independent Auditors for the fiscal year ending December 31, 2023. EY (including its predecessors) has served as the Company's Independent Auditors since 1921.

96 THE COCA-COLA COMPANY
2023 PROXY STATEMENT

Notice of 2023 Annual
Meeting of Shareowners

Letter from Our Chairman
and Chief Executive Officer

Refresh the World.
Make a Difference.

ANNUAL EVALUATION AND SELECTION OF INDEPENDENT AUDITORS

The Audit Committee annually evaluates the performance of the Company's Independent Auditors, including the senior audit engagement team, and determines whether to reengage the current Independent Auditors or consider other audit firms. Factors considered by the Audit Committee in deciding whether to retain the current Independent Auditors include:

- EY's global capabilities;
- EY's technical expertise and knowledge of the Company's global operations and industry;
- the quality and candor of EY's communications with the Audit Committee and management;
- EY's independence;
- the quality and efficiency of the services provided by EY, including input from management on EY's performance and how effectively EY demonstrated its independent judgment, objectivity and professional skepticism;
- external data on audit quality and performance, including recent PCAOB reports on EY and its peer firms; and
- the appropriateness of EY's fees, EY's tenure as Independent Auditors, including the benefits of a longer tenure, and the controls and processes in place that help ensure EY's continued independence.

Benefits of Longer Tenure

✔ **Enhanced audit quality** – EY's significant institutional knowledge and deep expertise of the Company's global business, accounting policies and practices, and internal control over financial reporting enhance audit quality.

✔ **Competitive fees** – Because of EY's familiarity with the Company, audit and other fees are competitive with peer companies.

✔ **Avoid costs associated with a new auditor** – Bringing on new Independent Auditors would be costly and require a significant time commitment, which could lead to management distractions.

Independence Controls

✔ **Audit Committee oversight** – Oversight includes regular private sessions with EY, discussion with EY about the scope of audit and business imperatives, a comprehensive annual evaluation when determining whether to reengage EY and direct involvement by the Audit Committee and its Chair in the selection of the new lead assurance engagement partner and new global coordinating partner in connection with the mandated rotation of these positions.

✔ **Limits on non-audit services** – The Audit Committee pre-approves audit and permissible non-audit services provided by EY in accordance with its pre-approval policy.

✔ **EY's internal independence process** – EY conducts periodic internal reviews of its audit and other work, assesses the adequacy of partners and other personnel working on the Company's account and rotates the lead assurance engagement partner, the global coordinating partner and other partners on the engagement consistent with independence requirements. A new lead assurance engagement partner was appointed in 2022, and a new global coordinating partner will be appointed in 2024.

✔ **Strong regulatory framework** – EY, as an independent registered public accounting firm, is subject to PCAOB inspections, "Big 4" peer reviews and PCAOB and SEC oversight.

Based on this evaluation, the Audit Committee and the Board believe that retaining EY to serve as Independent Auditors for the fiscal year ending December 31, 2023 is in the best interests of the Company and its shareowners.

AUDIT FEES AND ALL OTHER FEES

The Audit Committee is responsible for approving the audit and permissible non-audit services provided by the Independent Auditors and the associated fees.

The following table shows the fees for audit and other services provided by EY for fiscal years 2022 and 2021.

	2022 Fees (In thousands)	2021 Fees (In thousands)	Description
Audit Fees	$ 31,292	$ 29,316	Includes fees associated with the annual audit and the audit of internal control over financial reporting, registration statements in 2022 and 2021, the reviews of the Company's Quarterly Reports on Form 10-Q, and statutory audits required internationally.
Audit-Related Fees	2,878	2,861	Fees for services that are reasonably related to the performance of the audit or review of financial statements and are not included in "Audit Fees." These services principally include due diligence in connection with acquisitions, carve-out audits, consultation on accounting and internal control matters, information systems audits and other attest services.
Tax Fees	7,686	7,756	Fees for tax services, including tax compliance, tax advice and tax planning.
All Other Fees	757	695	Fees for services that are not included in the above categories and primarily include benchmarking services.
TOTAL	**$42,613**	**$40,628**	

AUDIT COMMITTEE PRE-APPROVAL OF AUDIT AND PERMISSIBLE NON-AUDIT SERVICES OF INDEPENDENT AUDITORS

The Audit Committee pre-approves all audit and permissible non-audit services provided by the Independent Auditors. These services may include audit services, audit-related services, tax services and other services. The Audit Committee has adopted a policy for the pre-approval of services provided by the Independent Auditors.

Under the policy, pre-approval is generally provided for work associated with the following:

- registration statements under the Securities Act of 1933, as amended (for example, comfort letters or consents);
- statutory or other financial audit work for non-U.S. subsidiaries that is not required for the 1934 Act audits;
- due diligence work for potential acquisitions or dispositions;
- attest services not required by statute or regulation;
- adoption of new accounting pronouncements or auditing and disclosure requirements for financial or non-financial data and accounting or regulatory consultations;
- internal control reviews and assistance with internal control reporting requirements;
- review of information systems security and controls;
- tax compliance, tax planning and related tax services, excluding any tax service prohibited by regulatory or other oversight authorities, expatriate and other individual tax services; and
- assistance and consultation on questions raised by regulatory agencies.

For each proposed service, the Independent Auditors provide the Audit Committee with a description of the service and sufficient information to confirm the Independent Auditors' determination that the provision of such service will not impair the Independent Auditors' independence.

The Audit Committee has approved in advance certain permitted services whose scope is routine across operating units, including statutory or other financial audit work for non-U.S. subsidiaries that is not required for the 1934 Act audits.

OTHER INFORMATION

The Company has been advised by EY that neither the firm, nor any covered person of the firm, has any financial interest, direct or indirect, in any capacity in the Company or its subsidiaries.

One or more representatives of EY will be present at the 2023 Annual Meeting. The representatives will have an opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions.

Ratification of the appointment of EY as Independent Auditors requires the affirmative vote of a majority of the votes cast by the holders of the shares of Common Stock voting in person or by proxy at the 2023 Annual Meeting.

98 THE COCA-COLA COMPANY
2023 PROXY STATEMENT

Notice of 2023 Annual
Meeting of Shareowners

Letter from Our Chairman
and Chief Executive Officer

Refresh the World.
Make a Difference.

9 Shareowner Proposals

5-9 Shareowner Proposals

WHAT AM I VOTING ON?

The following proposals were submitted by shareowners. If the shareowner proponent of each proposal, or a representative who is qualified under state law, is present and submits the proposal for a vote, then the proposal will be voted on at the 2023 Annual Meeting. Each shareowner proponent was offered the opportunity to pre-record the presentation of their proposal. In the event not all shareowner proponents elect to pre-record their presentation, in the discretion of the Chairman, the shareowner proposals may be presented out of order at the 2023 Annual Meeting to seek to avoid any technical issues with switching between live and pre-recorded presentations.

In accordance with federal securities regulations, we included the shareowner proposal plus any supporting statements exactly as submitted by the proponent. The proposals may contain assertions about the Company or other matters that we believe are incorrect, but we have not attempted to refute all of those assertions. To make sure readers can easily distinguish between materials provided by the proponent and materials provided by the Company, we have placed a black box around the materials provided by the proponent and a red box around materials provided by the Company. Information contained on or accessible through any website links included in the proposals, supporting statements, and the responses from our Board is not incorporated in, and does not constitute a part of, this Proxy Statement.

If proposals are submitted by more than one shareowner, we will list only the primary filer's name, address and stock ownership. We will furnish the name, address and stock ownership of all co-filing proponents upon written request to the Corporate Secretary.

 **The Board of Directors recommends a vote AGAINST each of the shareowner proposals.**

5

Shareowner Proposal Requesting an Audit of the Company's Impact on Nonwhite Stakeholders

Service Employees International Union Pension Plans Master Trust, 1800 Massachusetts Ave. NW, Suite 301, Washington, DC 20036, the beneficial owner for at least three years of Company Common Stock having a market value of at least $2,000, submitted the following proposal.

RESOLVED, shareholders request that The Coca-Cola Company ("Coca-Cola") conduct and publish a third-party audit (within a reasonable time, at a reasonable cost, and excluding confidential/proprietary information) to review its corporate policies, practices, products, and services, above and beyond legal and regulatory matters, and assess their impact on nonwhite stakeholders. Input from stakeholders, including civil rights organizations, employees, and customers, should be considered in determining the specific matters to be assessed, and the audit should include recommendations for preventing and mitigating adverse impacts. Pay equity analysis by race, which Coca-Cola will analyze in a separate study, need not be included in the audit. A report on the audit, prepared at reasonable cost and omitting confidential/proprietary information, should be published on the Company's website.

SUPPORTING STATEMENT

The racial justice movement, coupled with the disproportionate impacts of COVID-19 on communities of color, have amplified calls for institutions to advance racial equity. Racial inequity, including racist and discriminatory policies and practices, may present significant legal, financial, and reputational business risks. In response to George Floyd's murder, Coca-Cola's CEO said: "as a company that believes diversity and inclusion are among our greatest strengths, we must put our resources and energy toward helping end the cycle of systemic racism."[1]

Research has found that the most racially diverse and inclusive companies are more likely to outperform less diverse peers in terms of profitability.[2] While Coca-Cola has recently announced a Racial Equity Action Plan,[3] there are concerns around workforce commitments to racial equity that have reversed previously positive trends. Between 2010 and 2020, the proportion of Coca-Cola's executives that were Black was nearly halved, from 15% to 8%, and the Company's Black salaried staff also slipped by 5%.[4]

Additionally, Coca-Cola's Racial Equity Action Plan does not address potential racial equity issues in its products, and some of Coca-Cola's advertising and marketing practices have faced backlash from stakeholders. The Company's most recent make-your-own label promotion prevented users from creating "Black Lives Matter" labels, while allowing the printing of "White Lives Matter" labels.[5]

A 2018 study from the Rudd Center for Food Policy and Obesity found that Coca-Cola has increased its sugary drink advertising spending by 81% since 2013, disproportionately targeting Hispanic and Black communities.[6] It found that Black children and teens were exposed to twice as many advertisements than white youth.[7] Increasing rates of diet-related diseases, disproportionately impacting Black and Hispanic teens, have intensified calls for healthier products and more robust responsible marketing practices.[8]

THE COCA-COLA COMPANY
100 **2023 PROXY STATEMENT**

Notice of 2023 Annual
Meeting of Shareowners

Letter from Our Chairman
and Chief Executive Officer

Refresh the World.
Make a Difference.

A racial equity audit is an important step in establishing a transparent system of accountability. An audit conducted by a third party has the additional advantage of providing objectivity, assurance and specialized expertise beyond what would be possible with an internal analysis.

1 https://www.coca-colacompany.com/news/where-we-stand-on-social-justice

2 https://www.mckinsey.com/featured-insights/diversity-and-inclusion/diversity-wins-how-inclusion-matters

3 https://www.coca-colacompany.com/social-impact/diversity-and-inclusion/racial-equity/our-plan

4 https://www.wsj.com/articles/coke-resets-goal-of-boosting-black-employees-after-20-year-effort-loses-ground-11608139999

5 https://edition.cnn.com/2021/06/23/business/coke-label-fail/index.html

6 https://media.ruddcenter.uconn.edu/PDFs/Sugary_Drink_FACTS_Full%20Report.pdf

7 https://www.fastcompany.com/90520068/obesity-researchers-say-coke-and-pepsi-should-stop-targeting-communities-of-color-with-ads

8 https://www.aappublications.org/news/2021/01/01/briefs-obesity010121

THE BOARD'S STATEMENT IN OPPOSITION TO ITEM 5

The Board of Directors has carefully considered this shareowner proposal and recommends that shareowners vote **AGAINST** it.

While we respect the intentions of the proponents, we are recommending a vote against the proposal because The Coca-Cola Company is already taking meaningful action in addressing the overarching issues raised in the proposal, and the Board and management continually review and publicly report on the Company's policies and practices as would be the purpose of the proposed audit.

Diversity, Equity and Inclusion

Diversity, Equity and Inclusion ("DEI") is integral to the Company's long-term success and to our efforts to support and strengthen our workplace and the communities we serve. Cultivating a diverse, equitable and inclusive workplace is a strategic business priority. We push ourselves to think boldly about the actions we take inside our Company as well as in the communities we call home.

To cultivate diversity, equity and inclusion in our workplace and communities, we are taking a number of steps:

Starting at the top. Our commitment to DEI starts with our Board of Directors. The Board is committed to advancing racial equity and establishes expectations for achievement. Our Board fully appreciates the importance of effectively identifying and managing potential DEI risks, and we understand that DEI risks have the potential to extend beyond the Company's workforce. The Board, through its Talent and Compensation Committee, reviews our DEI plans and progress at least twice a year. The full Board receives reports on the Committee's work.

Empowering a system-wide networked team. Our CEO, executive officers and a networked team of leaders across the Coca-Cola system work closely with our DEI team, led by our Chief Diversity, Equity and Inclusion Officer, to lead the Company's global DEI strategy.

Incentivizing DEI. In February 2022, the Board approved plans to embed predefined quantitative and qualitative DEI components into our compensation programs for our executive officers to further align our executive officers with our priority issues and reinforce accountability.

Disclosing our progress and committing to increasing transparency and disclosure. Our DEI efforts are detailed in our most recent Business & ESG Report, which can be found on our website. We publicly disclose gender globally and U.S. race/ethnicity by level, a practice that we will continue annually. In addition, the Company also publicly discloses data submitted annually to the U.S. Equal Employment Opportunity Commission ("EEO-1 Report").

To provide further external validation for the race/ethnicity data, we engaged Ernst & Young LLP, our independent registered public accounting firm, for the first time in 2021-22 to provide limited level assurance on select DEI metrics.

Aspiring to mirror the markets that we serve. In 2021, we announced two 2030 representation aspirations: to be 50% led by women globally and, in the U.S., to mirror the census for race/ethnicity at all job grade levels.

- To meet these aspirations, we have developed multi-year strategies that include refreshed recruitment approaches, expanding our diversity sourcing efforts, and requiring diverse interview panels and candidate slates before making a hiring decision.
- We are focused on refreshing our early career and professional recruiting strategy in a way that will allow us to expand our candidate reach to include more underrepresented talent.
- We continue to expand our talent and development efforts by investing in targeted programs and strategic partnerships to advance and retain underrepresented associates. We recently launched the Next Generation sponsorship program, which focuses on women employees in our mid-level job roles.

Identifying breakthrough initiatives. We recently launched three new Equity Accountability Councils ("EACs") in North America. The EACs will help identify breakthrough initiatives that can be catalysts for sustainable progress in under-resourced communities – with emphasis on economic equity across Asian Pacific, Black and Hispanic communities. Each EAC includes a cross-section of thought leaders across non-profit, industry and private sectors along with leadership from our Coca-Cola system. EAC members were carefully selected based on their expertise in their respective fields and ability to push the Coca-Cola system toward meaningful changes.

Building equitable practices. We routinely conduct pay equity analyses to ensure associates in similarly positioned jobs are paid fairly for their work, without regard to gender (globally) or race/ethnicity (in the United States). This ongoing process gives us confidence that our pay structures are equitable and provides the data to support adjustments if issues arise. We are focused on plans to evolve our pay equity analysis beyond the U.S. and to look beyond levels of base pay to broader aspects of Total Rewards.

Focusing on Inclusion. We created an Inclusion Index by embedding inclusion-related questions throughout our 2022 Culture & Engagement Survey to gather insights on employee sentiments of belonging, fairness, respect, and psychological safety. We continue to focus on building inclusive leadership skills as a core capability and are embedding inclusive leadership into all parts of our development curricula.

Advancing Racial Equity and Social Justice in Communities. Over the past few years, The Coca-Cola Company and The Coca-Cola Foundation collectively gave more than $6 million in grants, donations, and employee matching gifts to support organizations focused on social justice.

Supplier Diversity

Supplier diversity is an integral component of The Coca-Cola Company's diversity management strategy, and we believe that promoting inclusion in our procurement strategy helps develop stronger local communities and creates long-term growth and a competitive advantage for the Coca-Cola system. Within our organization, "supplier diversity" is defined as businesses that are 51% owned, operated and/or controlled by one or more women, ethnic minorities, LGBTQ person(s) or veterans.

Our ambitions. The Company spent approximately $675 million with diverse suppliers in 2018 and spent approximately $800 million in both 2020 and 2021. 2022 supplier diversity spend was approximately $900 million, and we have an ambitious goal to increase this metric to $1 billion in annual spending through our supplier diversity program. This program continues to focus on existing as well as new partners — from warehousing and construction engineering to transportation and facilities management, from information technology to marketing and media.

Focus on media. Recognizing that minority-owned businesses faced some of the most significant economic impacts of the COVID-19 pandemic, in 2021, we announced plans to nearly double our spending with minority-owned media companies over the next three years in North America. This means that Black, Hispanic and Asian American and Pacific Islander owned and led media companies and partners will increase to account for 8% of our total annual media budget in North America by 2024.

Value chain impact. Leveraging our impact on the worldwide supply chain in the industry, the Company also encourages suppliers to adopt diversity programs and goes beyond the beverage industry to increase overall corporate supplier diversity. Our efforts have been recognized externally due to our program's innovative approach to promoting minority supplier development across our value chain.

102 THE COCA-COLA COMPANY
2023 PROXY STATEMENT

Notice of 2023 Annual
Meeting of Shareowners

Letter from Our Chairman
and Chief Executive Officer

Refresh the World.
Make a Difference.

Women's Economic Empowerment

In 2010, The Coca-Cola Company publicly announced a global initiative to enable the economic empowerment of 5 million women by 2020 through the Company's 5by20® program. The Company was one of the first private sector entities to announce a goal of this magnitude. By the end of 2020, the Company, working together with its partners, including The Coca-Cola Foundation, enabled the economic empowerment of over 6 million women in diverse businesses, across 100 countries, delivered through over 300 programs. Beneficiaries of the program were largely women in startup or growing small business operations, with an emphasis on women operating in vulnerable communities around the world. In the United States alone, we enabled the economic empowerment of over 1 million women, largely drawn from minority populations by working with various external implementing partners to build business and financial literacy skills and to support access to finance and mentorship networks. We remain committed to the economic empowerment of women and minority populations across our value chain, and we continue to run programs in several of our markets around the world.

Driving Growth of Our Zero-Calorie Portfolio Across All Consumer Segments, including Communities of Color

The Coca-Cola Company is responding to consumers' growing desire for more choices with less sugar and more drinks with nutrition benefits. For example, we are optimizing our mix of products; offering more small packaging choices; promoting our zero-calorie beverages; providing consumers with clear nutrition information; and abiding by responsible marketing practices. Over the past four years, we have reformulated more than 1,100 beverages to reduce added sugars through recipe changes and package size changes, resulting in the removal of approximately 900,000 tons of added sugar. In 2021, our mini cans in North America grew by 10%, offering portion control to consumers. We also launched the new 13.2 oz "sip" bottle to provide consumers with a smaller portion size in a resealable container.

This proposal fails to recognize that The Coca-Cola Company is transforming its portfolio and making meaningful changes in its business to provide consumers with more beverage choices, including more beverages with less added sugar. As part of our overall strategy, the Company is seeking to grow its sales of low and no-calorie beverages through specific marketing communications targeted to all consumers, including communities of color. In 2022, the Company used several of its key U.S. sponsorships to grow sales of low and no-calorie beverages, including:

- NCAA Final Four Tournament: As the lead brand, Coca-Cola Zero Sugar was featured in stores, billboards, and on-site (both men's and women's tournament activations in New Orleans and Minneapolis), as well as in two television ads featuring legendary basketball players Julius Erving ("Dr. J"), former Philadelphia Sixer and NBA legend, and Lisa Leslie, WNBA legend, along with current players Joel Embiid and Breanna Stewart.
- In the third quarter of 2022, Sprite Zero Sugar announced its first major cinematic collaboration, partnering with "Black Panther: Wakanda Forever" to engage the next generation of consumers and champion underrepresented creators of color.
- Since water is one of the Company's key beverage categories, we began working with Zendaya, a top fashion influencer globally, to help develop the smartwater brand. In addition, smartwater also engaged Alex Toussaint, a popular Black fitness instructor, to help promote the smartwater alkaline brand.
- Finally, in 2022, Lil Nas X began working with the vitaminwater brand in television ads featuring Zero Sugar flavors XXX, Ice, Shine and Gutsy.

Responsible Marketing and Sugar Reduction

As a global company, we understand that people around the world have an increased interest in managing the food and beverages they consume. Concerns about obesity and health mean people now want additional drinks with more nutrition and benefits, and often less sugar. The Company is listening to consumers, and we are one of the few companies to publicly support the recommendation by several leading health authorities that people should limit their intake of added sugar to no more than 10% of their total daily calorie consumption.

This proposal implies that our Company is somehow not a responsible player in the health and nutrition space. We disagree strongly with this and do not think the implication is supported by the facts as presented in this response. Our Company fully understands that people should not eat or drink too much sugar. We have responded by taking meaningful action to embrace evolving preferences and give our consumers more of the drinks they want. Part of our approach is to engage with and listen to public health stakeholders to inform our policies and business actions. Our public disclosures on these and other initiatives can be found on our website and our annual Business & ESG Report.

Responsible Marketing

We are committed to the responsible marketing of our products, and we have a history of aligning our commercial practices with our sustainability and business goals. Our Responsible Marketing Policy clearly states that we will respect the role of parents and caregivers by not marketing directly to children under 13. Our policy applies to all of our products, regardless of nutritional profile, as we honor the rights of parents and caregivers to make choices for themselves and their children. Our approach to marketing is consistent with the International Chamber of Commerce Marketing & Advertising Code and its Framework for Responsible Food and Beverage Marketing Communication. We support these guiding principles across all of our marketing communications. Our Responsible Marketing Policy is non-discriminatory and does not target consumers based on race or ethnicity.

Sugar Reduction Efforts

Following are some of the actions we have been taking:

- We are one of the only companies to support the recommendation of leading health authorities that people should limit their intake of added sugar to no more than 10% of their total calorie intake per day.
- Over the past four years, we have reformulated more than 1,100 beverages to reduce added sugars through recipe changes and package size changes, resulting in the removal of approximately 900,000 tons of added sugar. 38% of our beverage portfolio is low- or no-sugar and 29% of our global volume is low- or no-calorie.
- We are helping consumers control their added sugar intake by reducing portion size and providing smaller packages for our full calorie beverages. 41% of our sparkling brands now come in packages 8.5 ounces or less, and approximately two-thirds of the products in our portfolio have less than 100 calories per 12-ounce serving.
- To support continued development of low- and no-sugar beverage options, we recently reported that The Coca-Cola Company has invested more than $100 million in sweetener innovation and sugar reduction research since 2008. We have been joined in such efforts by other members of the food, beverage, and ingredient industries, which collectively have invested more than $1 billion during this same period.
- We participate in more than 40 calorie/sugar reduction pledges across the globe. One such initiative is the Balance Calories Initiative ("BCI"), which is a commitment by The Coca-Cola Company and key industry peers to reduce per-person beverage calories by 20% by 2025 across the United States. In early February 2022, Keybridge LLC, an independent evaluator, released its annual report on progress against the BCI, which evaluated five select communities against baselines established in 2014-2015. The report found that, through 2020, average calories per 8-ounce serving decreased between 10% and 15.5% in all five communities, which is about half-way to our 2025 goal. In addition to industry sugar reduction pledges in Europe, Mexico and Turkey, earlier this year in Australia the Coca-Cola system joined industry partners in pledging to reduce the sugar content in their nonalcoholic beverage portfolios by 25% by 2025, as part of an updated industry-wide pledge announced by the Australian Beverages Council, an increase on the 2018 Sugar Reduction pledge to reduce the sugar content by 20% by 2025.

Additional auditing and reporting in this area would be redundant because the Access to Nutrition Foundation ("ATNF"), a respected independent nonprofit organization, already produces credible reports covering our Company that encompass sugar and public health, and these reports address the essential objectives sought by the proposal. ATNF is based in the Netherlands and funded by third parties, such as the Bill & Melinda Gates Foundation, the Dutch Ministry of Foreign Affairs, the UK Department for International Development, and the Robert Wood Johnson Foundation.

ATNF has noted our progress over the years as one of the few companies that has consistently improved its performance in the ATNF's well-respected global Access to Nutrition Index (the "ATNI Global Index"). The ATNI Global Index was first released in 2013 and was updated in 2016, 2018 and 2021, each time with input from the Company. The ATNI Global Index assesses the Company's policies and products with regard to nutrition and sugar. The 2022 ATNI U.S. spotlight report acknowledged that "30% of distinct products analysed met the 'healthy' threshold" (3.5 stars or more in the Health Stars Rating). When taking category sales values into account, the Company was estimated to derive 34% of its 2021 U.S. retail sales from healthier products. A link to the ATNI Global Index can be found at https://accesstonutrition.org/index/global-index-2021/.

104 THE COCA-COLA COMPANY
2023 PROXY STATEMENT

Notice of 2023 Annual
Meeting of Shareowners

Letter from Our Chairman
and Chief Executive Officer

Refresh the World.
Make a Difference.

As we have stated, we are already taking meaningful action in addressing the overarching issues raised in the proposal, and we already regularly review the Company's policies, practices and goals as would be the purpose of the proposed audit. Therefore, we do not think it is in the best interests of the business or our shareowners to divert resources from ongoing DEI actions and commitments and apply them toward an audit that would not yield meaningful enhancements to the Company's existing practices and robust public disclosures.

 **The Board of Directors recommends a vote AGAINST the shareowner proposal requesting an audit of the Company's impact on nonwhite stakeholders.**

6 Shareowner Proposal Requesting a Global Transparency Report

John C. Harrington, President and CEO, Harrington Investments, Inc., 1001 2nd Street, Suite 325, Napa, California 94559, the beneficial owner for at least three years of 100 shares of Company Common Stock, submitted the following proposal.

Global Transparency Report

RESOLVED: Shareholders request the Company annually issue a transparency report on global public policy and political influence, disclosing company expenditures and activities outside of the United States. Such report should disclose company funding and in-kind support directed to candidates or electioneering, lobbying, and any charitable donations directed to public policy research or influence for the preceding year including:

- Recipients and amounts.
- The Company's membership in or payments to nongovernmental organizations including trade and business associations, scientific or academic organizations and charities.
- The rationale for these activities.

The Board and management may, in its discretion, establish a de minimis threshold, such as contributions to an individual or organization totaling less than $250, below which itemized disclosures would not be required.

Supporting statement:

Coke statements indicate they value transparency:

> "Public Disclosures: We strive to be as transparent as possible, in all aspects of our business. This includes our public policy engagement activity."

However, Coke's spending to influence and engage on public policy outside the United States is minimal and inconsistently disclosed. A truly global corporation, Coke is the world's largest beverage company and operates in approximately 200 countries.[1] As of 2019, Coke products were sold in all countries but Cuba and North Korea.[2]

Despite the global scope of operations, our company does not currently comprehensively disclose its involvement in politics and advocacy on public policies outside of the United States.

Coke scores low regarding international disclosures of corporate political activities, according to a recent transparency index.[3] Despite the corporation's expansive global operations, there is minimal disclosure of and transparency around international political activity. In most cases, regional and country web pages offer codes of conduct in lieu of disclosures. When there are limited disclosures, details requested in this resolution, such as amounts paid and for what explicit purpose are absent.

106 THE COCA-COLA COMPANY
2023 PROXY STATEMENT

Notice of 2023 Annual
Meeting of Shareowners

Letter from Our Chairman
and Chief Executive Officer

Refresh the World.
Make a Difference.

Vanguard recently cautioned "poor governance of corporate political activity, coupled with misalignment to a company's stated strategy or a lack of transparency about the activity, can manifest into financial, legal, and reputational risks that can affect long term value".[4]

In the food industry, a particular arena of abuse is support for scientific advocacy intended to shape policy maker perceptions and influence policy making, regulations and rule setting. Coke funded the global industry lobby group International Life Sciences Institute to produce research that has helped slow, or stall altogether, public health policy in India, Mexico, China, and Brazil.[5] And as of 2021, Coke funded entities like the Calorie Control Council, which has a history of leveraging covert public relations tactics.[6]

Food corporations like Coke rely heavily on consumer trust, brand affinity and public goodwill. These days, public officials, journalists, nongovernmental organizations, and social media can quickly and publicly reveal corporate activity that seems highly oppositional to a company's image, brand or stated values.

Vote "YES" – Adopting this resolution would ensure the corporation inhabits its values.

[1]   https://answerstoall.com/technology/how-many-countries-does-the-coca-cola-company-operate-in/
[2]   https://www.businessinsider.com/what-coca-cola-ads-look-like-around-the-world-2019-8
[3]   https://feedthetruth.org/wp-content/uploads/2021/08/FeedtheTruth_FACT_Index_report_v3.pdf
[4]   https://about.vanguard.com/investment-stewardship/perspectives-and-commentary/INVSPOLS_032021.pdf
[5]   https://ojo-publico.com/1702/mexico-empresas-ponen-de-pretexto-la-pandemia-para-aplazar-etiquetado
[6]   https://www.corporateaccountability.org/wp-content/uploads/2020/09/Partnership-for-an-unhealthy-planet.pdf

THE BOARD'S STATEMENT IN OPPOSITION TO ITEM 6

The Board of Directors has carefully considered this shareowner proposal and recommends that shareowners vote **AGAINST** it.

The Company already discloses the type of information being requested and additional disclosures beyond the Company's existing, robust reporting would be redundant and unnecessary.

This proposal requests that the Company provide additional disclosures on expenditures and activities outside of the United States, including Company funding and in-kind support directed to candidates or electioneering, lobbying, and any charitable donations directed to public policy research or influence. The proponent claims in this proposal that our Company "does not currently comprehensively disclose its involvement in politics and advocacy on public policies outside of the United States."

The facts do not support this claim.

First, it is important to note that the Company's political giving outside of the United States is very minimal. In 2022, our international political contributions totaled less than $20,000, and were limited to costs to attend political party conferences in the United Kingdom and Australia.

Coca-Cola engages in direct advocacy outside of the United States in order to share information and perspective on our public policy priorities. As is the case in the United States, the Company discloses our political giving as required by law in the countries where we operate. In the past two years, the Company has not made a monetary contribution to an individual politician outside of the United States. The limited contributions we made have been restricted to political parties.

The Company follows all national laws regarding political engagement and, as stated above, discloses political contributions according to each country's legal framework and through the relevant national regulatory authorities.

For example:

- Outside of the United States, our Company is included in the EU Transparency Register, a publicly accessible database that lists organizations who seek to influence the law-making and policy implementation process of EU institutions.

- In the United Kingdom, there is no legal requirement for businesses to disclose political contributions. The Company paid registration fees to attend Conservative and Labour political conferences, totaling nearly £1,500.

- We also provide similar public disclosures in Australia. Details of donations above a mandated threshold are provided in Australia on the Australian Electoral Commission website. The annual disclosure threshold in Australia is combined donations to a single party of more than $AUD14,000. We did not meet this federal reporting threshold in 2022; however, we contributed the annual fee for membership of the Federal Labor Business Forum and an annual fee for membership of the Tasmanian Liberal Party Leaders Forum. The Labor membership fee can be found on the Federal Labor Business Forum site as Labor voluntarily discloses contributions above $AUD1,000.

Even though our Company adheres to the required disclosure practices as outlined above, we have considered the proponent's position and have enhanced our disclosure of non-U.S. political contributions. We now post these contributions in the same place on our website where U.S. political contributions are posted. We believe this will be more user-friendly for interested stakeholders to access this information.

As shareowners are considering the proposal, please also consider that our Company's work in this area has been positively recognized by external parties. In 2022, the Company was again recognized as a "Trendsetter" in the Center for Political Accountability (CPA)-Zicklin Index of Corporate Political Disclosure and Accountability.[1] The Company received its highest score to date of 95.7%. The Index is produced by CPA annually in conjunction with the Zicklin Center for Business Ethics Research at The Wharton School at the University of Pennsylvania. The Index seeks to encourage responsible corporate political activity, protect shareholders, and strengthen the integrity of the political process. Based on publicly available information, the Index measures performance in three areas: disclosure, company political spending decision-making policies, and board oversight and accountability policies.

The proposal also mentions scientific and academic organizations. The Company already issues on a regular basis one of our industry's leading disclosures in its Transparency Research Report.[2]

---

[1]   https://www.politicalaccountability.net/wp-content/uploads/2022/10/2022-CPA-Zicklin-Index.pdf

[2]   https://www.coca-colacompany.com/content/dam/journey/us/en/policies/pdf/research-and-studies/transparency-research-report.pdf (as of March 29, 2022).

 **The Board of Directors recommends a vote AGAINST the shareowner proposal requesting a global transparency report.**

THE COCA-COLA COMPANY
108 2023 PROXY STATEMENT

Notice of 2023 Annual
Meeting of Shareowners

Letter from Our Chairman
and Chief Executive Officer

Refresh the World.
Make a Difference.

7 Shareowner Proposal Regarding Political Expenditures Values Alignment

Clean Yield Asset Management, PO Box 874, 16 Beaver Meadow Rd., Norwich, VT 05055, as representative of Julie Kalish, the beneficial owner for at least three years of shares of Company Common Stock having a market value of at least $2,000, submitted the following proposal.

Whereas:

Coca-Cola Company has stated "[t]here is overwhelming evidence that achieving equality and empowerment for women has broad ripple effects that are good for society."

Criteria for political contributions to candidates from the Coca-Cola PAC include the recipient's "support for workforce equality and inclusion" and demonstration of "a strong record for environmental sustainability."

However, several of Coca-Cola's politically focused expenditures in the U.S. appear to be misaligned with these stated criteria and other organizational values otherwise conveyed through its activities and statements:

- In 2021, Coca-Cola faced boycotts and social media censure when it was perceived as being supportive of legislation in Georgia restricting voting rights. This perception was linked to Coca-Cola's donations to 29 co-sponsors of the legislation (https://bit.ly/3G1prgc). CEO James Quincey later stated that Coca-Cola viewed voting as a "foundational right," yet the Company donated to state officials who voted for laws restricting access to voting in the 2022 election cycle (https://bit. ly/3Tog6lQ).
- Coca-Cola committed to recover for recycling all the bottles it sells and to use 50% recycled content by 2030. Yet, the company has spent millions of dollars to oppose passage of container deposit laws, which have proven to significantly increase recycling rates.
- In the 2020-22 election cycles, the Proponent estimates that Coca-Cola has given more than $1.8 million to politicians and political organizations seeking to limit access to reproductive health care.
- Following the storming of the U.S. Capitol, Coca-Cola stated, "We are all stunned by the unlawful and violent events that unfolded in Washington, D.C.," and declared a pause in political giving of unknown duration. Yet Coke subsequently donated to federal lawmakers who opposed creating a Congressional January 6th investigation.

The Company and its investors would benefit by strengthening its policies and reporting systems to avoid future missteps in corporate electioneering and political spending that contrast with its stated diversity and environmental policies. Such an approach is likely to reduce risk to Coca-Cola's brand and reputation.

Resolved: Shareholders request that Coca-Cola publish a report, at reasonable expense, analyzing the congruency of its political and electioneering expenditures in the U.S. during the preceding year against its publicly stated company values and policies, listing and explaining any instances of incongruent expenditures, and stating whether the Company plans to make changes in contributions or communications to candidates as a result of the identified incongruencies.

Supporting Statement:

The proponents recommend, at Board discretion, that such report also include management's analysis of risks to our Company's brand, reputation, or shareholder value of expenditures in conflict with the Company's publicly stated values. "Expenditures for electioneering communications" means spending directly, or through a third party, at any time during the year, on printed, internet, or broadcast communications, which are reasonably susceptible to interpretation as being in support of or in opposition to a specific candidate.

THE BOARD'S STATEMENT IN OPPOSITION TO ITEM 7

The Board of Directors has carefully considered this shareowner proposal and recommends that shareowners vote **AGAINST** it.

We believe the existing policies and practices governing the Company's political spending, including our recently developed contribution criteria and enhanced disclosure regime, adequately address the issues raised in this proposal.

The Board of Directors believes participation in the political process provides an important means for The Coca-Cola Company to protect the interests of the Company, our employees, and our shareowners. By sharing our views, constructive arguments, and informed perspectives with policymakers, we can have a positive impact on the policy decisions that directly impact our business and our employees.

Furthermore, the Board recognizes that in today's environment, not every shareowner will agree with every decision the Company makes in this area, as is the case with this proponent. But shareowners have elected the Board to oversee the business of the Company, which includes setting and overseeing policies on political advocacy to promote the Company's interests. We have instituted a Political Engagement Policy with that in mind, which helps ensure our political activities are aligned with our Company's values and vision for success.

One of the ways our Company engages in the political process is by financially supporting candidates for office. When we make political contributions, we consider whether the candidate:

- Champions policy issues related to Coca-Cola business interests;
- Represents districts or states with significant Coca-Cola system presence;
- Holds a leadership position or seat in committees key to Coca-Cola business priorities;
- Supports equality and inclusion aligned to our strategic imperatives for a diverse workplace; and
- Demonstrates a strong record for environmental sustainability in areas that align with our priorities.

Importantly, we consider all these criteria, not just one or two standards.

The intent behind our engagement with these policy makers is to create an environment in which we can have constructive conversations about the issues that matter to us. In doing that, we support political candidates based on the criteria listed above, who take reasonable positions on policies that affect our long-term business objectives. Of course, support does not mean that we agree with their positions on all issues.

Over the years, we believe transparency and accountability have been hallmarks of our political engagement activities. We have for some time voluntarily disclosed our political activity on the Company's external website. And, importantly, a committee of the Board has for years overseen the Company's public policy advocacy, including political spending policies and practices.

Even so, we are continually seeking to improve our policies, practices and disclosures. The Board spends considerable time evaluating the Company's policies and practices governing political engagement to ensure that they meet the needs of our business and deliver value to shareowners.

In 2022, we created a newly designed external Public Policy and Political Engagement webpage,[1] with updated policies, disclosures, and political giving criteria. Our key advocacy areas are now more clearly outlined to reflect the connection to our business priorities and values. On this site, we publish in greater detail our U.S.-based trade associations and social welfare groups, along with lobbying expenditures. A report of the kind recommended is unnecessary given the transparency the Company already provides to shareowners and the public.

The process the Company uses and the transparency it provides has been recognized by accountability organizations, as well. In 2022, the Company was again recognized as a "Trendsetter" in the Center for Political Accountability (CPA)-Zicklin Index of Corporate Political Disclosure and Accountability, and the Company received its highest score to date of 95.7%.[2] The Index is produced by CPA annually in conjunction with the Zicklin Center for Business Ethics Research at The Wharton School at the University of Pennsylvania. The Index seeks to encourage responsible corporate political activity, protect shareholders, and strengthen the integrity of the political process. Based on publicly available information, the Index measures performance in three areas: disclosure, company political spending decision-making policies, and board oversight and accountability policies.

110 **THE COCA-COLA COMPANY**
2023 PROXY STATEMENT

Notice of 2023 Annual
Meeting of Shareowners

Letter from Our Chairman
and Chief Executive Officer

Refresh the World.
Make a Difference.

For these reasons, we believe that the production of a report as recommended in this proposal is unnecessary.

[1]   https://www.coca-colacompany.com/policies-and-practices/public-policy-and-political-engagement

[2]   https://www.politicalaccountability.net/wp-content/uploads/2022/10/2022-CPA-Zicklin-Index.pdf

 **The Board of Directors recommends a vote AGAINST the shareowner proposal regarding political expenditures values alignment.**

8 Shareowner Proposal Requesting an Independent Board Chair Policy

National Legal and Policy Center, 107 Park Washington Court, Falls Church, Virginia 22046, the beneficial owner for at least three years of 96 shares of Company Common Stock, submitted the following proposal.

Request for Board of Directors to Adopt Policy for an Independent Chair

RESOLVED:

Shareholders request the Board of Directors adopt as policy, and amend the governing documents as necessary, to require hereafter that the two separate people hold the office of the Chairman and the office of the CEO as follows:

Selection of the Chairman of the Board: The Board requires the separation of the offices of the Chairman of the Board and the Chief Executive Officer.

Whenever possible, the Chairman of the Board shall be an Independent Director.

The Board may select a Temporary Chairman of the Board who is not an Independent Director to serve while the Board seeks an Independent Chairman of the Board.

The Chairman shall not be a former CEO of the company.

Selection of the Chairman of the Board shall be consistent with applicable law and existing contracts.

SUPPORTING STATEMENT:

The Chief Executive Officer of The Coca-Cola Company is also Board Chairman. We believe these roles — each with separate, different responsibilities that are critical to the health of a successful corporation — are greatly diminished when held by a singular company official, thus weakening its governance structure.

Expert perspectives substantiate our position:

- According to the Council of Institutional Investors (https://bit.ly/3pKrtJK), "A CEO who also serves as chair can exert excessive influence on the board and its agenda, weakening the board's oversight of management. Separating the chair and CEO positions reduces this conflict, and an independent chair provides the clearest separation of power between the CEO and the rest of the board."
- A 2014 report from Deloitte (https://bit.ly/3vQGqe1) concluded, "The chairman should lead the board and there should be a clear division of responsibilities between the chairman and the chief executive officer (CEO)."
- A pair of business law professors wrote for *Harvard Business Review* (https://bit.ly/3xvcIOA) in March 2020 that "letting the CEO chair the board can compromise board discussion quality, weakening the corporation's risk management ability… Splitting the CEO and board chair jobs between two people can help strengthen the quality of questions the corporation asks itself. When these questions remain weak, the organization is less likely to develop strategies that mitigate risk."
- Proxy adviser Glass Lewis advised (https://bit.ly/3xwuJwa) in 2021, "the presence of an independent chair fosters the creation of a thoughtful and dynamic board not dominated by the views of senior management. Further, we believe that the separation of these two key roles eliminates the conflict of interest that inevitably occurs when a CEO is responsible for self-oversight."

THE COCA-COLA COMPANY
112 2023 PROXY STATEMENT

Notice of 2023 Annual
Meeting of Shareowners

Letter from Our Chairman
and Chief Executive Officer

Refresh the World.
Make a Difference.

THE BOARD'S STATEMENT IN OPPOSITION TO ITEM 8

The Board of Directors has carefully considered this shareowner proposal and recommends that shareowners vote **AGAINST** it.

The Board Considers Its Governance Structure Annually

This proposal seeks to permanently separate the roles of Chairman of the Board and CEO and to limit the Board's flexibility in determining who should serve as Chairman of the Board. Our Board believes this would be unnecessarily rigid and would not serve the interests of shareowners over time.

Under our Corporate Governance Guidelines, our Directors elect a Chairman of the Board each year. They discuss what they believe will be the most appropriate Board leadership structure to best serve the needs of the business and our shareowners, including whether the roles of Chairman of the Board and CEO should be combined.

Our Strong Lead Independent Director Provides an Effective Balance to a Combined Chairman and CEO and Contributes to a Robust Governance Structure for the Board

The Board believes that leadership of both the Board and the Company by Mr. Quincey is the optimal structure to guide the Company and maintain the focus required to achieve its business goals. The Board has implemented a robust leadership structure that includes the combined Chairman and CEO, complemented by a Lead Independent Director, plus Board committees led primarily by independent Directors. With the exception of the Executive Committee, all of the Board committees are composed entirely of independent Directors, and all of our independent Directors play an active role in overseeing the Company's business.

Our Lead Independent Director has significant authority under our Corporate Governance Guidelines to lead our Board and direct topics for discussion. For example, our Lead Independent Director, among other things, presides at all meetings of the Board at which the Chairman is not present, including executive sessions; approves Board meeting agendas and adds agenda items at his or her discretion; approves Board meeting materials for distribution to the Board; may call meetings of the independent Directors; and leads the annual evaluation of the Chairman and CEO. Finally, the Board has designated the Lead Independent Director as the key point of contact at the Board level for shareowners and other stakeholders. We believe these powers provide an effective balance between strong Company leadership and appropriate safeguards and oversight by independent Directors.

Mr. Quincey Offers Deep Company and Industry Experience and Simplifies Business-to-Board Communication

We believe that having Mr. Quincey serve the combined role of Chairman and CEO provides certain synergies and efficiencies that enhance the functioning of the Board and, importantly, allow the Board to most effectively execute its role in overseeing business strategy. The Company's business is complex, and its products are sold in more than 200 countries and territories around the world, mostly by independent bottling partners. Mr. Quincey maintains strong relationships with leaders of the Company's bottling partners, which he has developed over the course of his career with the Company, and he remains close to the many facets of the Company's international business. As the Board member most closely involved with the Company's vast and complex business, Mr. Quincey is best able to identify the most pressing business issues that require Board attention, and as Chairman can best focus Directors' attention on the most critical business matters.

Further, in the Board's experience, the combined role of Chairman and CEO allows for timely and unfiltered communication with the Board on critical business issues. We also believe there are benefits when the same person represents both the Company and the Board throughout the world with bottling partners, customers, consumers and other stakeholders.

We Maintain Leading Corporate Governance Practices to Further Accountability

In addition to the independent oversight and leadership provided by our Lead Independent Director, our Board and the Company maintain leading corporate governance practices, including:

- The full Board and each committee have authority to retain their own independent outside legal, financial, or other advisors, as the members deem necessary.
- The full Board participates in the performance evaluation of both executive leadership and of itself.
- Our shareowners have access to strong shareowner rights, including the right to request a special meeting of shareowners and proxy access (the ability to nominate director candidates and have those nominees included in our Proxy Statement).

 **The Board of Directors recommends a vote AGAINST the shareowner proposal requesting an independent Board chair policy.**

THE COCA-COLA COMPANY
114 2023 PROXY STATEMENT

Notice of 2023 Annual
Meeting of Shareowners

Letter from Our Chairman
and Chief Executive Officer

Refresh the World.
Make a Difference.

9 Shareowner Proposal Requesting a Report on Risks from State Policies Restricting Reproductive Rights

As You Sow, 2020 Milvia Street, Suite 500, Berkeley, CA 94704, as representative of Brian Patrick Kariger Rev Tr, the beneficial owner of 1,902 shares of Company Common Stock, and other co-filers, submitted the following proposal.

WHEREAS: While the Coca-Cola Company ("Coke") has stated "[t]here is overwhelming evidence that achieving equality and empowerment for women has broad ripple effects that are good for society," in the 2020-22 election cycles, the Proponent estimates that Coke has given more than $1.8 million to politicians and political organizations seeking to limit women's reproductive rights.[1]

States have introduced nearly 600 laws restricting abortion access,[2] and 14 states have banned most abortions at six weeks of pregnancy, including Georgia. Other states have protected abortion access.[3]

This patchwork of laws adds complexity for Coke. Coke and its independent bottling partners operate in states where reproductive rights have been limited. Employees of Coke and its partners now face challenges accessing reproductive healthcare, including abortion services, for themselves or family members.

Employers, as well as employees, bear the cost of restricted access to reproductive health care. For example, women who cannot access abortion are three times more likely to leave the workforce than women who have access to abortion.[4] The Institute for Women's Policy Research estimates that state-level abortion restrictions may annually keep more than 500,000 women aged 15 to 44 out of the workforce.[5]

Coke may find it more difficult to recruit employees to Georgia or to the other states that have outlawed abortion.[6] According to a 2022 survey, more than 50 percent of women under 40, regardless of political affiliation, would prefer to work for a company that supports abortion access.[7] This may harm Coke's ability to meet diversity and inclusion goals, with negative consequences to performance, brand, and reputation.

Surveys have consistently shown that a majority of Americans wanted to keep the *Roe v. Wade* framework intact.[8] In a 2021 survey of consumers, 64 percent said employers should ensure that employees have access to reproductive health care and 42 percent would be more likely to buy from a brand that publicly supports reproductive health care.[9]

RESOLVED: Shareholders request that Coca-Cola's Board of Directors issue a public report prior to December 31, 2023, omitting confidential information and at reasonable expense, detailing any known and potential risks or costs to the company caused by enacted or proposed state policies severely restricting reproductive rights, and detailing any strategies beyond litigation and legal compliance that the company may deploy to minimize or mitigate these risks.

SUPPORTING STATEMENT: Shareholders recommend that the report evaluate any risks and costs to the company associated with new laws and legislation severely restricting reproductive rights and similar restrictive laws proposed or enacted in other states. In its discretion, the board's analysis may include effects on employee hiring, retention, and productivity, and decisions regarding closure or expansion of operations in states proposing or enacting restrictive laws and strategies, such as any public policy advocacy by the company, related political contribution policies, and human resources or educational strategies.

[1] https://msmagazine.com/2022/07/20/dark-money-abortion-bans-corporations-business-amazon-att/

[2] https://www.nbcnews.com/news/us-news/what-u-s-abortion-access-looks-graphics-n1274859

[3] https://reproductiverights.org/maps/abortion-laws-by-state/

[4] https://www.ansirh.org/sites/default/files/publications/files/turnaway_study_brief_web.pdf.

[5] https://iwpr.org/costs-of-reproductive-health-restrictions/

[6] https://perryundem.com/wp-content/uploads/2021/09/PerryUndem-TX-Abortion-Law_Survey-Findings_0901.pdf

[7] https://www.forbes.com/sites/kimelsesser/2022/08/02/employees-want-to-work-for-companies-that-support-access-to-abortion-according-to-leaninorg-study/

[8] https://www.washingtonpost.com/politics/2021/11/16/post-abc-poll-abortion-supreme-court/

[9] https://greenwaldresearch.com/wp-content/uploads/2021/09/Tara-Health-Foundation-2021-Consumer-Survey-on-Brands-Defending-Reproductive-Health.pdf

THE BOARD'S STATEMENT IN OPPOSITION TO ITEM 9

The Board of Directors has carefully considered this shareowner proposal and recommends that shareowners vote **AGAINST** it.

The Board believes that the Company's robust risk management processes that are already in place are appropriate and sufficient to address potential risks raised in this shareowner proposal, without conducting additional analysis or reporting. In addition, the Company already has in place comprehensive health benefits that provide for our employees' needs, as opposed to what might be otherwise suggested in this proposal.

Shareowners have elected the Board to oversee risk. Inherent in the Board's responsibilities is an understanding of, and oversight over, the various risks facing the Company. Effective risk oversight is one of the key priorities for the Board, which has implemented a risk governance framework to minimize exposure to unforeseen events, as well as identified risks and emerging risks that may not be impacting our business now but have the potential to do so in the future.

Shareowners are encouraged to review more information about the Board's oversight of risk on **page 30** of this Proxy Statement.

Risk oversight includes risks related to our workforce, which is a primary focus of this shareowner proposal. We know that the success of our business depends on our ability to attract, hire, develop, motivate and retain a highly skilled and diverse workforce. Our success also relies on our ability to nurture a culture that supports our growth and aligns employees around the Company's purpose and work that matters most.

This proposal suggests that our employees face challenges accessing certain benefits. The Company has in place comprehensive health benefits that provide for our employees' needs.

The Company takes pride in the comprehensive Total Rewards package offered to our employees. This includes benefits essential to the well-being of women, children and families, such as reproductive and maternal health services, and family planning.

The Company has a medical travel reimbursement policy that covers a range of travel expenses. At a minimum, this travel reimbursement policy would relate to a broad range of treatments and procedures when they are (i) medically necessary, and (ii) not available in-state. The Company does not determine which treatments and procedures are medically necessary; rather these are the decisions of our employees' healthcare providers and the insurance companies administering the plan. The employee would utilize the regular claims procedures to seek coverage under our medical travel reimbursement policy.

 **The Board of Directors recommends a vote AGAINST the shareowner proposal requesting a report on risks from state policies restricting reproductive rights.**

10 Annexes

Annex A — Questions and Answers

INFORMATION ABOUT THE VIRTUAL ANNUAL MEETING

1. HOW WILL THE 2023 ANNUAL MEETING BE CONDUCTED?

The 2023 Annual Meeting will be held exclusively online via live webcast. While you will not be able to attend the meeting at a physical location, we are committed to ensuring that shareowners will be afforded the same rights and opportunities to participate as they would at an in-person meeting, including voting shares electronically and submitting questions during the virtual meeting. As in prior years, shareowners will also be able to vote and submit questions prior to the virtual meeting. We are excited to continue employing the latest technology to provide expanded access, allowing shareowners to participate from any location around the world, at no cost to them.

2. HOW DO I ATTEND AND PARTICIPATE IN THE 2023 ANNUAL MEETING?

There will be no physical location for the 2023 Annual Meeting, which will be held exclusively online. To attend the virtual meeting, please visit **https://meetnow.global/KO2023.** Online access for the meeting will begin at 8:00 a.m. Eastern Time on April 25, 2023. The meeting will begin promptly at 8:30 a.m. Eastern Time on April 25, 2023.

Only shareowners of record of our Common Stock as of the close of business on February 24, 2023 are entitled to vote and submit questions during the meeting. If your shares are held in a bank or brokerage account, you are considered the "beneficial owner" of those shares. As outlined below, the procedures required to participate in the 2023 Annual Meeting vary depending on whether you are a shareowner of record or a beneficial owner.

For information on how to submit questions and vote in advance of the 2023 Annual Meeting, please see question 3 and question 12 below.

Shareowners of Record: Visit **https://meetnow.global/KO2023** on the day of the meeting and log in by entering your 15-digit control number that appears on your "Notice Regarding the Availability of Proxy Materials" (the "Notice") or proxy card. Options for voting and submitting questions will be available after logging in with your control number. No advance registration is necessary.

Beneficial Owners: To attend the meeting, vote or submit questions during the meeting, beneficial owners must register for the meeting using one of two options:

Advance Registration (recommended): To register in advance, you must obtain a legal proxy from the bank, broker or other nominee that holds your shares giving you the right to vote the shares. A copy of your legal proxy reflecting your Company holdings must be delivered, along with your name and email address, to our transfer agent, Computershare Trust Company, N.A. ("Computershare") by email or mail at the addresses below:

 **By email:**
Forward the email from your broker granting you a legal proxy, or attach an image of your legal proxy, to **legalproxy@computershare.com**

 **By mail:**
Computershare
The Coca-Cola Company Legal Proxy
P.O. Box 43001
Providence, RI 02940-3001

Requests for registration above must be labeled as "Legal Proxy" and be received no later than 5:00 p.m., Eastern Time, on April 20, 2023. You will receive a confirmation of your registration by email after Computershare receives your registration.

Online Registration at the 2023 Annual Meeting: We have arranged for an online registration solution that most beneficial owners can use to attend and participate in the meeting. If you choose to use this option, visit **https://meetnow.global/KO2023** on the day of the meeting and log in by entering the control number that appears on your Notice or voting instruction form. Options for voting and submitting questions will be available after logging in with your control number.

We expect that most beneficial owners will be able to fully participate in the meeting using the online registration solution. However, there is no guarantee that online registration will be available for every type of beneficial owner control number. Accordingly, if you are a beneficial owner and plan to submit a question or vote during the meeting, **we recommend advance registration**.

Guest Attendance: You may also attend the meeting as a guest using the website address above, but you will not have the option to vote electronically at, or submit questions during, the meeting.

An archived copy of the meeting will be available on the 2023 Annual Meeting page of the Company's website, **www.coca-colacompany.com/annual-meeting-of-shareowners**, through June 2023.

3. HOW DO I SUBMIT QUESTIONS FOR THE MEETING?

We value shareowner engagement and encourage questions. Our shareowners will have two ways to submit questions for the meeting:

In Advance of the 2023 Annual Meeting: Shareowners may submit questions in advance of the meeting by visiting the 2023 Annual Meeting page of the Company's website at **www.coca-colacompany.com/annual-meeting-of-shareowners**, or by emailing their question, along with proof of ownership, to **shareownerservices@coca-cola.com**. The deadline to submit questions is 5:00 p.m., Eastern Time, on April 21, 2023. Proof of ownership includes a copy of one of the following: (i) your proxy card or voting instruction form; (ii) the Notice received by postal mail or email; or (iii) an account statement or a brokerage statement reflecting your ownership of Common Stock as of February 24, 2023.

During the 2023 Annual Meeting: After accessing the 2023 Annual Meeting as a shareowner of record or beneficial owner as described in question 2 above, click on the "Q&A" icon at the top of the screen to type in your question, then click "Send" to submit. Those who attend the 2023 Annual Meeting as a guest will not have the option to submit questions during the meeting.

We intend to answer all questions submitted that are pertinent to the Company and the items being voted on by shareowners during the 2023 Annual Meeting as time permits and in accordance with our meeting procedures. Questions regarding personal matters, including those related to employment, product or service issues, or suggestions for product innovations, are not pertinent to meeting matters and therefore will not be answered. Substantially similar questions will be answered only once due to time constraints.

4. WHAT IF I EXPERIENCE TECHNICAL DIFFICULTIES?

The virtual meeting platform is fully supported across most internet browsers (Microsoft Edge, Firefox, Chrome and Safari) and devices (desktops, laptops, tablets and cell phones) running the most up-to-date version of applicable software and plug-ins. Participants should ensure that they have a sufficient internet connection wherever they intend to participate in the meeting.

Online access will open at 8:00 a.m. Eastern Time, 30 minutes prior to the start of the meeting, to allow time for you to log in and test your system and internet connectivity. We encourage you to access the meeting prior to the start time. For further assistance, you may call 1-888-724-2416 (toll free) or 1-781-575-2748 (international toll).

PROXY MATERIALS AND VOTING INFORMATION

5. WHO MAY VOTE AT THE 2023 ANNUAL MEETING?

Only shareowners of record of our Common Stock as of the close of business on February 24, 2023, the record date, are entitled to notice of, and to vote at, the meeting or at any adjournments or postponements of the meeting.

Each shareowner of record on the record date is entitled to one vote for each share of Common Stock owned. On February 24, 2023, there were 4,326,305,541 shares of Common Stock issued and outstanding.

THE COCA-COLA COMPANY
118 **2023 PROXY STATEMENT**

Notice of 2023 Annual
Meeting of Shareowners

Letter from Our Chairman
and Chief Executive Officer

Refresh the World.
Make a Difference.

6. WHAT IS THE DIFFERENCE BETWEEN OWNING SHARES AS A SHAREOWNER OF RECORD AND AS A BENEFICIAL OWNER?

If your shares are registered directly in your name with the Company's registrar and transfer agent, Computershare, you are considered the "shareowner of record" with respect to those shares. If your shares are held in a bank or brokerage account, you are considered the "beneficial owner" of those shares.

7. WHAT IS INCLUDED IN THE PROXY MATERIALS? WHAT IS A PROXY STATEMENT AND WHAT IS A PROXY?

The proxy materials for our 2023 Annual Meeting include the Notice, this Proxy Statement and our Form 10-K. If you received a paper copy of these materials, the proxy materials also include a proxy card or voting instruction form.

A proxy statement is a document that SEC regulations require us to give you when we ask you to sign a proxy designating individuals to vote on your behalf. A proxy is your legal designation of another person to vote the stock you own. That other person is called a proxy.

If you designate someone as your proxy in a written document, that document also is called a proxy or a proxy card. We have designated three of our officers as proxies for the 2023 Annual Meeting. These three officers are James Quincey, John Murphy and Monica Howard Douglas.

The form of proxy and this Proxy Statement have been approved by the Board of Directors and are being provided to shareowners by the Board's authority.

8. WHY DID I RECEIVE A "NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS" INSTEAD OF A FULL SET OF PROXY MATERIALS?

We are furnishing proxy materials to our shareowners primarily via "Notice and Access" delivery pursuant to SEC rules. On or about March 10, 2023, we mailed to our shareowners (other than those who previously requested a printed set) a "Notice Regarding the Availability of Proxy Materials" containing instructions on how to access the proxy materials via the Internet. Utilizing this method of proxy delivery expedites receipt of proxy materials by our shareowners, reduces the cost of producing and mailing the full set of proxy materials, and helps us contribute to sustainable environmental practices.

If you receive a Notice by mail, you will not receive a printed copy of the proxy materials in the mail. Instead, the Notice instructs you on how to access the proxy materials and vote over the Internet. If you received a Notice by mail and would like to receive paper copies of our proxy materials in the mail, you may follow the instructions in the Notice for making this request. The Notice also contains instructions on how you may request to receive an electronic copy of our proxy materials by email.

9. WHY DID I RECEIVE MORE THAN ONE NOTICE, PROXY CARD OR VOTING INSTRUCTION FORM?

If you received more than one Notice, proxy card or voting instruction form, you own shares registered in different names or own shares held in more than one account. To ensure that all shares are voted, please vote each account over the Internet or by telephone, or sign and return by mail all proxy cards and voting instruction forms. If you are a shareowner of record and would like to consolidate your accounts, please contact Computershare at (888) 265-3747 for assistance. If you hold your shares through a bank, broker or other nominee, you should contact them directly and request consolidation.

10. WHAT SHARES ARE INCLUDED ON THE PROXY CARD?

If you are a shareowner of record, you will receive only one Notice or proxy card for all of the shares of Common Stock you hold in certificate form, in book-entry form and in any Company benefit plan.

If you are a Company employee and own shares of Common Stock in The Coca-Cola Company 401(k) Plan, the Caribbean Refrescos, Inc. Thrift Plan, or any other of our U.S. 401(k) plans (collectively, the "Plans"), it is important that you direct the trustee(s) of the Plans how to vote your shares held in such Plans. If you do not vote your shares or specify your voting instructions on your proxy card, the trustee of the applicable Plan will vote your shares in the same proportion as the shares for which they have received voting instructions in accordance with the trustees' duties. **To allow sufficient time for voting by the trustee(s), your voting instructions must be received by April 20, 2023.**

If you are a beneficial owner (other than as a participant in a Plan set forth above), you will receive voting instruction information from the bank, broker or other nominee through which you own your shares of Common Stock.

11. WHAT ARE MY VOTING CHOICES FOR EACH OF THE PROPOSALS TO BE VOTED ON AT THE 2023 ANNUAL MEETING AND WHAT ARE THE VOTING STANDARDS?

Proposal	Voting Choices and Board Recommendation	Voting Standard
Item 1: Election of Directors	• vote in favor of each nominee; • vote in favor of specific nominees; • vote against each nominee; • vote against specific nominees; • abstain from voting with respect to each nominee; or • abstain from voting with respect to specific nominees. **The Board recommends a vote FOR each of the Director nominees.**	Majority of votes cast
Item 2: Advisory Vote to Approve Executive Compensation	• vote in favor of the advisory proposal; • vote against the advisory proposal; or • abstain from voting on the advisory proposal. **The Board recommends a vote FOR the advisory vote to approve executive compensation.**	Majority of votes cast
Item 3: Advisory Vote on the Frequency of Future Advisory Votes to Approve Executive Compensation	• vote in favor of one year; • vote in favor of every two years; • vote in favor of every three years; or • abstain from voting on the advisory proposal. **The Board recommends ONE YEAR for the frequency of future advisory votes to approve executive compensation.**	Majority of votes cast
Item 4: Ratification of the Appointment of Ernst & Young LLP as Independent Auditors	• vote in favor of the ratification; • vote against the ratification; or • abstain from voting on the ratification. **The Board recommends a vote FOR the ratification.**	Majority of votes cast
Items 5-9: Shareowner Proposals	A separate vote will be held on each of the five shareowner proposals, if properly presented at the meeting. In voting on each proposal, shareowners may: • vote in favor of the shareowner proposal; • vote against the shareowner proposal; or • abstain from voting on the shareowner proposal. **The Board recommends a vote AGAINST each of the shareowner proposals.**	Majority of votes cast

As advisory votes, the proposals to approve executive compensation and the frequency of the advisory vote to approve executive compensation are not binding on the Company. The Talent and Compensation Committee will consider the outcome of the advisory vote to approve executive compensation when making future compensation decisions. With respect to the frequency of the advisory vote to approve executive compensation, the Board will consider the outcome of the vote when determining how often to hold the advisory vote to approve executive compensation. Although the Audit Committee has the sole authority to appoint the Independent Auditors, as a matter of good corporate governance, the Board submits its selection of the Independent Auditors to our shareowners for ratification. If the shareowners do not ratify the appointment of Ernst & Young LLP, the Audit Committee will reconsider the appointment.

12. WHAT DIFFERENT METHODS CAN I USE TO VOTE?

See **page 1** for additional information about how to vote.

By Telephone or Internet Prior to the 2023 Annual Meeting. All shareowners of record can vote through the Internet in advance using the procedures and instructions described on the Notice or proxy card, or by touchtone telephone within the United States, United States territories and Canada, using the toll-free telephone number on the Notice or proxy card. Beneficial owners may vote in advance through the Internet or by telephone if their bank, broker or other nominee makes those methods available, in which case the bank, broker or other nominee will include the instructions with the proxy materials. The Internet and telephone voting procedures are designed to authenticate shareowners' identities, to allow shareowners to vote their shares and to confirm that their instructions have been recorded properly.

120 | THE COCA-COLA COMPANY
2023 PROXY STATEMENT

Notice of 2023 Annual
Meeting of Shareowners

Letter from Our Chairman
and Chief Executive Officer

Refresh the World.
Make a Difference.

By Written Proxy. All shareowners of record can vote by written proxy card. If you are a shareowner of record and receive the Notice, you may request a written proxy card by following the instructions included in the Notice. If you are a beneficial owner, you may request a written proxy card or a voting instruction form from your bank, broker or other nominee.

Electronically During the 2023 Annual Meeting. After accessing the 2023 Annual Meeting as a shareowner of record or beneficial owner as described in question 2 above, shareowners of record and beneficial owners may vote electronically during the meeting.

13. WHAT IF I AM A SHAREOWNER OF RECORD AND DO NOT SPECIFY A CHOICE FOR A MATTER WHEN RETURNING A PROXY?

Shareowners should specify their choice for each matter on the proxy card. If no specific instructions are given on all matters, proxies which are signed and returned will be voted:

- FOR the election of all Director nominees as set forth in this Proxy Statement
- FOR the advisory vote to approve executive compensation
- ONE YEAR for the frequency of the advisory vote to approve executive compensation
- FOR the proposal to ratify the appointment of Ernst & Young LLP as Independent Auditors
- AGAINST each of the shareowner proposals

14. WHAT IF I AM A BENEFICIAL OWNER AND DO NOT GIVE VOTING INSTRUCTIONS TO MY BROKER?

As a beneficial owner, in order to ensure your shares are voted in the way you would like, you must provide voting instructions to your bank, broker or other nominee by the deadline provided in the materials you receive from your bank, broker or other nominee. If you do not provide voting instructions to your bank, broker or other nominee, whether your shares can be voted by such person depends on the type of item being considered for a vote.

Non-Discretionary Items. The election of Directors, the advisory vote to approve executive compensation, the advisory vote on the frequency of future advisory votes to approve executive compensation and the shareowner proposals are non-discretionary items and may not be voted on by brokers, banks or other nominees who have not received specific voting instructions from beneficial owners.

Discretionary Items. The ratification of the appointment of Ernst & Young LLP as Independent Auditors is a discretionary item. Generally, banks, brokers and other nominees that do not receive voting instructions from beneficial owners may vote on this proposal in their discretion.

15. HOW ARE ABSTENTIONS AND BROKER NON-VOTES COUNTED?

Abstentions and broker non-votes are included in determining whether a quorum is present but will not be included in vote totals and will not affect the outcome of the vote.

16. WHAT CAN I DO IF I CHANGE MY MIND AFTER I VOTE MY SHARES?

Shareowners can revoke a previously delivered proxy prior to the completion of voting at the meeting by:

- giving written notice to the Office of the Secretary of the Company;
- delivering a later-dated proxy; or
- attending the meeting and voting your shares electronically through the online meeting platform (if you are a beneficial owner, you must follow the instructions outlined in question 2).

17. CAN I ACCESS THE PROXY MATERIALS ON THE INTERNET? HOW CAN I SIGN UP FOR THE ELECTRONIC PROXY DELIVERY SERVICE?

The Notice, Proxy Statement and Form 10-K are available at **www.edocumentview.com/coca-cola**. In addition, shareowners are able to access these documents on the 2023 Annual Meeting page of the Company's website at **www.coca-colacompany.com/annual-meeting-of-shareowners**. Instead of receiving future copies of the Notice or proxy materials by mail, shareowners of record and most beneficial owners can elect to receive an e-mail that will provide electronic links to these documents. Opting to receive your Notice or proxy materials online will save us the cost of producing and mailing documents, help us contribute to sustainable practices, and give you an electronic link to the proxy voting site.

Electronic Document Delivery

- Electronic delivery has been offered since 2005.
- The Company has a tree planted on behalf of each shareowner that signs up for electronic delivery.
- Over 397,000 trees have been planted on behalf of Company shareowners.

Shareowners of Record. If you vote in advance on the Internet, simply follow the prompts for enrolling in the electronic document delivery service. You also may enroll in this service at any time in the future by going directly to **www.computershare.com/coca-cola** and following the instructions.

Beneficial Owners. If you hold your shares in a bank or brokerage account, you also may have the opportunity to receive copies of these documents electronically. Please check the information in the proxy materials provided to you by your bank, broker or other nominee regarding the availability of this service.

18. ARE VOTES CONFIDENTIAL? WHO COUNTS THE VOTES?

We will continue our long-standing practice of holding the votes of all shareowners in confidence from Directors, officers and employees except:

- as necessary to meet applicable legal requirements and to assert or defend claims for or against the Company;
- in the case of a contested proxy solicitation;
- if a shareowner makes a written comment on the proxy card or otherwise communicates his or her vote to management; or
- to allow the independent inspectors of election to certify the results of the vote.

We also will continue, as we have for many years, to retain an independent tabulator to receive and tabulate the proxies and independent inspectors of election to certify the results.

19. WHEN WILL THE COMPANY ANNOUNCE THE VOTING RESULTS?

We will announce the preliminary voting results at the 2023 Annual Meeting. The Company will report the final results on our website and in a Current Report on Form 8-K filed with the SEC within four business days after the 2023 Annual Meeting.

20. DOES THE COMPANY HAVE A POLICY ABOUT DIRECTORS' ATTENDANCE AT THE ANNUAL MEETING OF SHAREOWNERS?

The Company does not have a policy about Directors' attendance at the Annual Meeting of Shareowners, but Directors are encouraged to attend. All Directors at the time attended the 2022 Annual Meeting of Shareowners, other than Robert A. Kotick, who did not stand for reelection at the 2022 Annual Meeting of Shareowners.

21. HOW ARE PROXIES SOLICITED AND WHAT IS THE COST?

We bear all expenses incurred in connection with the solicitation of proxies. We have engaged Innisfree M&A Incorporated to assist with the solicitation of proxies for an estimated fee of $30,000 plus expenses. We will reimburse brokers, fiduciaries and custodians for their costs in forwarding proxy materials to beneficial owners of Common Stock.

Our Directors, officers and employees also may solicit proxies by mail, telephone and personal contact. They will not receive any additional compensation for these activities.

22. WHAT IS HOUSEHOLDING?

As permitted by the 1934 Act, only one copy of the Notice or proxy materials is being delivered to shareowners residing at the same address, unless the shareowners have notified the Company of their desire to receive multiple copies of the Notice or proxy materials. This is known as "householding."

The Company will promptly deliver, upon oral or written request, a separate copy of the Notice or proxy materials to any shareowner residing at an address to which only one copy was mailed. Requests for additional copies should be directed to the Office of the Secretary as described in the response to question 28. Shareowners of record residing at the same address and currently receiving multiple copies of the Notice or proxy materials may contact our registrar and transfer agent, Computershare, to request that only a single copy of the Notice or proxy materials be mailed in the future.

Contact Computershare by phone at (888) 265-3747 or by mail at P.O. Box 43078, Providence, RI 02940-3078.

Beneficial owners should contact their bank, broker or other nominee.

THE COCA-COLA COMPANY
122 2023 PROXY STATEMENT

Notice of 2023 Annual
Meeting of Shareowners

Letter from Our Chairman
and Chief Executive Officer

Refresh the World.
Make a Difference.

23. WILL YOU MAKE AVAILABLE A LIST OF SHAREOWNERS ENTITLED TO VOTE AT THE 2023 ANNUAL MEETING?

We will make available an electronic list of shareowners of record as of the record date for inspection by shareowners for any purpose germane to the meeting from April 14 through April 24, 2023. To access the electronic list during this time, please send your request, along with proof of ownership, by email to **shareownerservices@coca-cola.com**. Proof of ownership includes a copy of one of the following: (i) your proxy card or voting instruction form; (ii) the Notice received by postal mail or email; or (iii) an account statement or a brokerage statement reflecting your ownership of Common Stock as of February 24, 2023. You will receive confirmation of your request and instructions on how to view the electronic list.

24. WHAT INFORMATION IS INCLUDED ON THE 2023 ANNUAL MEETING PAGE OF THE COMPANY'S WEBSITE?

The 2023 Annual Meeting page of our website allows our shareowners to (i) easily access the Company's proxy materials; (ii) vote in advance of the meeting through the Internet; (iii) submit questions in advance of the meeting; (iv) listen to videos from our Lead Independent Director and Chair of the Talent and Compensation Committee; and (v) learn more about our Company. Shareowners may access the 2023 Annual Meeting page of our website at **www.coca-colacompany.com/annual-meeting-of-shareowners.**

25. COULD ANY ADDITIONAL PROPOSALS BE RAISED AT THE 2023 ANNUAL MEETING?

Management does not know of any items, other than those referred to in the accompanying Notice, which may properly come before the meeting or other matters incident to the conduct of the meeting. As to any other item or proposal that may properly come before the meeting, including voting on a proposal omitted from this Proxy Statement pursuant to the rules of the SEC, it is intended that proxies will be voted in the discretion of the proxy holders. See the response to question 29 for how to submit a proposal for action at the 2024 Annual Meeting of Shareowners.

COMPANY DOCUMENTS, COMMUNICATIONS, SHAREOWNER PROPOSALS AND DIRECTOR NOMINEES

26. HOW CAN I VIEW OR REQUEST COPIES OF THE COMPANY'S CORPORATE DOCUMENTS AND SEC FILINGS, INCLUDING THE FORM 10-K?

The Company's website contains the Company's Certificate of Incorporation, By-Laws, Corporate Governance Guidelines and Board Committee Charters. To view these documents, go to **www.coca-colacompany.com**, click "Investors" then "Corporate Governance" and then "Documents." To view the Company's Codes of Business Conduct, go to **www.coca-colacompany.com**, click "Investors" then "Corporate Governance" and then "Code of Conduct." To view the Company's SEC filings, including Forms 3, 4 and 5 filed by the Company's Directors and executive officers, go to **www.coca-colacompany.com**, click on "Investors," then "Filings & Reports" and then "All SEC Filings."

We will promptly deliver free of charge, upon request, a copy of the Corporate Governance Guidelines, Board Committee Charters or Codes of Business Conduct to any shareowner requesting a copy. Requests should be directed to the Office of the Secretary as described in the response to question 28.

The Form 10-K includes our consolidated financial statements for the year ended December 31, 2022. We have furnished the Form 10-K to all shareowners. The Form 10-K does not form any part of the material for the solicitation of proxies. We will promptly deliver free of charge, upon request, a copy of the Form 10-K to any shareowner requesting a copy. Requests should be directed to the Company's Consumer Interaction Center, The Coca-Cola Company, P.O. Box 1734, Atlanta, Georgia 30301.

27. HOW CAN I COMMUNICATE WITH THE COMPANY'S DIRECTORS?

The Board has established a process to facilitate communication by shareowners and other interested parties with Directors. Communications can be addressed to Directors in care of the Office of the Secretary, The Coca-Cola Company, P.O. Box 1734, Atlanta, Georgia 30301 or by email to **asktheboard@coca-cola.com**.

Communications may be distributed to all Directors, or to any individual Director, as appropriate. At the direction of the Board, all mail received may be opened and screened for security purposes. In addition, items that are unrelated to the duties and responsibilities of the Board shall not be distributed. Such items include, but are not limited to: spam; junk mail and mass mailings; product complaints or inquiries; new product suggestions; resumes and other forms of job inquiries; surveys; and business solicitations or advertisements. In addition, material that is trivial, obscene, unduly hostile, threatening or illegal, or similarly unsuitable items, shall not be distributed. However, any communication that is not distributed will be made available to any independent, non-employee Director upon request.

To answer the many questions we receive about our Company and our products, we offer detailed information about common areas of interest on our "FAQs" page of our website, **www.coca-colacompany.com/faqs**.

28. WHAT IS THE CONTACT INFORMATION FOR THE OFFICE OF THE SECRETARY?

Materials may be sent to the Office of the Secretary (i) by mail to the Office of the Secretary, The Coca-Cola Company, P.O. Box 1734, Atlanta, Georgia 30301, or (ii) by email to **shareownerservices@coca-cola.com**.

29. WHAT IS THE DEADLINE TO PROPOSE ACTIONS FOR CONSIDERATION AT THE 2024 ANNUAL MEETING OF SHAREOWNERS?

Shareowners may present proper proposals for inclusion in our 2024 Proxy Statement and for consideration at the 2024 Annual Meeting of Shareowners by submitting their proposals in writing to the Company in a timely manner. Proposals should be addressed to the Office of the Secretary as specified in question 28. For a shareowner proposal other than a Director nomination to be considered for inclusion in our 2024 Proxy Statement for our 2024 Annual Meeting of Shareowners, we must receive the written proposal on or before November 11, 2023. In addition, shareowner proposals must otherwise comply with the requirements of Rule 14a-8 promulgated under the 1934 Act.

Under certain circumstances, shareowners may also submit nominations for Directors for inclusion in our proxy materials by complying with the requirements in our By-Laws. For more information regarding proxy access, please see question 30.

Our By-Laws also establish an advance notice procedure for shareowners who wish to present a proposal, including the nomination of Directors, before an annual meeting of shareowners, but do not intend for the proposal to be included in our proxy materials. Pursuant to our By-Laws, in order for business to be properly presented before an annual meeting by a shareowner, the shareowner must have complied with the notice procedures specified in our By-Laws and such business must be a proper matter for shareowner action under the Delaware General Corporation Law. To be timely for our 2024 Annual Meeting of Shareowners, we must receive the written notice on or before December 27, 2023. In addition to satisfying the requirements under our By-Laws, to comply with the universal proxy rules under the 1934 Act, shareowners who intend to solicit proxies in support of director nominees other than the Company's nominees must provide notice that sets forth the information required by Rule 14a-19 under the 1934 Act, no later than February 25, 2024. Notice should be addressed to the Office of the Secretary as specified in question 28.

In addition, the shareowner proponent, or a representative who is qualified under state law, must attend the 2024 Annual Meeting of Shareowners to present such proposal or nomination.

30. HOW DO I NOMINATE A DIRECTOR USING THE PROXY ACCESS PROVISIONS OF THE COMPANY'S BY-LAWS?

Our Board has adopted a "Proxy Access for Director Nominations" by-law. The proxy access by-law permits a shareowner, or a group of up to 20 shareowners, owning 3% or more of the Company's outstanding Common Stock continuously for at least three years to nominate and include in the Company's proxy materials Director nominees constituting up to two individuals or 20% of the Board (whichever is greater), provided that the shareowner(s) and the nominee(s) satisfy the requirements specified in Article I, Section 12 of our By-Laws.

Pursuant to our By-Laws, to be timely for inclusion in the proxy materials for our 2024 Annual Meeting of Shareowners, we must receive a shareowner's notice to nominate a Director using the Company's proxy materials between October 12, 2023 and November 11, 2023. Such notice should be addressed to the Office of the Secretary as specified in question 28. The notice must contain the information required by our By-Laws, and the shareowner(s) and nominee(s) must comply with the information and other requirements in our By-Laws relating to the inclusion of shareowner nominees in our proxy materials.

124 THE COCA-COLA COMPANY
2023 PROXY STATEMENT

Notice of 2023 Annual
Meeting of Shareowners

Letter from Our Chairman
and Chief Executive Officer

Refresh the World.
Make a Difference.

Annex B — Summary of Plans

The following section provides information on Company-sponsored plans in which the Named Executive Officers participated in 2022.

RETIREMENT PLANS – PENSION

TCCC Pension Plan. The TCCC Pension Plan is a broad-based tax-qualified defined benefit plan for substantially all U.S. employees of the Company and its participating subsidiaries. A participant's benefit formula in the TCCC Pension Plan is dependent on the participant's date of hire and age. The information below summarizes the provisions applicable to employees, including the participating Named Executive Officers. There are no special or enhanced pension plans for the Named Executive Officers.

Vesting. Pension benefits vest after completing one year of service.

Benefit Formula. Prior to 2010, all pension benefits were based on a percentage of the employee's final average compensation (the five highest consecutive years out of the last 11) up to the limit for each year as set by the Tax Code, multiplied by the employee's years of credited service. Effective January 1, 2010, participants began accruing a pension benefit under a new cash balance formula (known as the Part B benefit). Participants employed as of December 31, 2009 retained the pension benefit they accrued under the prior benefit calculation formula through December 31, 2009 (known as the Part A benefit) and were eligible for one or more special transition benefits. As a result, beginning in 2010 and through June 30, 2022, a participant's benefit was potentially based on two formulas, Part A (prior benefit calculation formula) plus Part B (new cash balance formula). Under the cash balance formula, the Company makes an annual pay credit allocation to each active participant's account on December 31, ranging from 3% to 8% of compensation, based on the participant's date of hire and age. Beginning July 1, 2022, the annual pay credit was set at 5.5%, credited monthly, with a transition period through June 30, 2027 for participants whose annual pay credit was above 5.5% as of June 30, 2022. In addition, effective July 1, 2022, the Company makes a monthly interest credit allocation based on the value of the participant's account as of the first day of such month. Prior to July 1, 2022, the interest credit was made annually.

The term "compensation" for determining the pension benefit generally includes base salary, overtime, commissions and cash incentive awards, but excludes any amounts related to stock options, performance-based cash awards, PSUs, restricted stock or restricted stock units. It also excludes deferred compensation and any extraordinary payments related to hiring or termination of employment.

Payment of Benefits. When benefits become payable upon separation from service, participants may choose between an annuity or a lump sum option. The TCCC Pension Plan provides for payment of a reduced benefit prior to normal retirement age and/or the current cash balance amount, as applicable.

Limitations on Benefits. In 2022, a participant could receive no more than $245,000 annually from the TCCC Pension Plan and no compensation in excess of $305,000 for the year could be taken into account for calculating benefits under the TCCC Pension Plan.

TCCC Supplemental Pension Plan. The TCCC Supplemental Pension Plan makes employees whole when the Tax Code limits the benefit that otherwise would accrue under the TCCC Pension Plan. The TCCC Supplemental Pension Plan also operates to keep employees whole when they defer part of their base salary or annual incentive under the Deferred Compensation Plan. Otherwise, electing to defer would reduce an employee's pension benefits.

Vesting. Vesting and benefits under the TCCC Supplemental Pension Plan are calculated generally in the same manner as if the participant's otherwise eligible compensation or full annual benefit were able to be paid from the TCCC Pension Plan.

Payment of Benefits. Benefits become payable upon separation from service. The form of payment is dictated by the terms of the plan and the participant's age and years of service at the time of separation. The cash balance portion of the TCCC Supplemental Pension Plan is paid as a lump sum. The traditional pension benefit portion is paid as an annuity if the participant separates on or after the earliest retirement date (generally, age 55 with 10 years of service). Otherwise, the traditional pension benefit portion is paid as a lump sum.

Mobile Plan. The Mobile Plan provides a retirement benefit to globally mobile employees. The Mobile Plan applies the same terms to international service employees worldwide. Under the Mobile Plan, a globally mobile employee's account is credited with a monthly percentage of pay ("pay credit") and a defined rate of return ("interest credit"). The pay credit is generally 10% of pay, less any benefits provided by local retirement plans. Both pay credits and interest credits are immediately vested. A participant will continue to receive monthly interest credits for as long as participation in the Mobile Plan continues, even if the employee is no longer on a global assignment. Globally mobile employees who participated in certain other plans were transitioned to the Mobile Plan as of December 31, 2011 and were eligible for a monthly "transition credit" of up to 18% of pay based on the participant's date of hire, age and service. Benefits accrued under such other plans were converted to an opening balance in the Mobile Plan as part of the transition.

RETIREMENT PLANS – 401(K) AND SAVINGS PLANS

401(k) Plan. The 401(k) Plan is a broad-based tax-qualified defined contribution plan for most U.S. employees of the Company and its participating subsidiaries. The Company matches participant contributions up to a maximum of 3.5% of the participant's compensation or the amount allowable under the limits imposed under the Tax Code, whichever is lower. The Company's matching contribution is initially invested in Common Stock, but participants may move the contribution to any other available investment option. Employees are immediately 100% vested in Company matching contributions. For 2022, compensation over $305,000 could not be taken into account under the 401(k) Plan.

Supplemental 401(k) Plan. The Supplemental 401(k) Plan makes employees whole when the Tax Code limits the Company matching contributions that otherwise would be credited to them under the 401(k) Plan. The Supplemental 401(k) Plan also operates to keep employees whole when they defer part of their base salary or annual incentive under the Deferred Compensation Plan. The Company credits the employee with the Company matching contributions in hypothetical share units of Common Stock. The value of the accumulated share units, including dividend equivalents, is paid in cash after separation from service. Participants are immediately vested in their contributions. Employees are not permitted to make contributions to the Supplemental 401(k) Plan.

Spanish Savings Plan. The Spanish Savings Plan consists of a general plan and supplementary plans which are broad-based defined contribution plans that complement social security coverage provided in Spain for eligible employees. In the general plan, employees contribute according to their pensionable salary, in fixed percentages according to applicable legislation. The Company triples the employee's contribution to the general plan. Participation in the supplementary plans is optional and being active in the general plan is a requirement to contribute. Employees can choose to contribute to the supplementary plans from 1% to a maximum of 5% of their pensionable salary. The Company matches contributions to supplementary plans into an early retirement insurance policy. Vesting of these contributions occurs upon fulfillment of applicable social security early retirement rules, while still employed with the Company. Generally, under the Spanish Savings Plan, normal retirement age is 65 and benefits may not be drawn before age 60.

UK Savings Plan. The UK Savings Plan is a broad-based registered defined contribution plan in which the majority of employees in the UK participate. Effective April 2019, participants must contribute 4% of pensionable salary and the Company contributes 10% of pensionable salary. There are no limits to the amount of contributions that employees can make to their pension account; however, tax effectiveness of contributions is limited by both an annual allowance and a lifetime allowance. These amounts have changed frequently over recent years and continue to be subject to change. For the 2022/2023 tax year, the annual allowance was £40,000 and the lifetime allowance was £1,073,100. Generally, under the plan, normal retirement age is 65 and benefits may not be drawn before age 55.

INCENTIVE PLANS

Annual Incentive Plan. The Company maintains the Annual Incentive Plan for employees above a specified job level. The Annual Incentive Plan provides an annual cash payment based on predefined performance measures. The Talent and Compensation Committee may designate one or more performance measures from the list contained in the plan. Annual incentive ranges are established for each participant. Payments are generally made in March in the year following the applicable performance year. No participant may receive an annual payment greater than $10 million. See **page 58** for additional information about the Annual Incentive Plan.

Long-Term Incentive Plans. The Company maintains long-term incentive plans for employees above a specified job level. The following types of awards may be granted under the plans, as designated by the Talent and Compensation Committee: (i) stock options; (ii) PSUs; (iii) restricted stock and restricted stock units; (iv) other performance-based awards, payable in cash or Common Stock; (v) stock appreciation rights ("SARs"); and (vi) other stock-based awards. The Company currently has outstanding awards of stock options, PSUs, restricted stock, restricted stock units and performance-based cash awards, which are described below. See **page 60** for additional information about long-term incentive compensation.

Stock Options. Stock options give the holder the right to purchase shares of Common Stock at a specified price during specified time periods. The exercise price of an option may not be less than the fair market value of Common Stock on the grant date. The fair market value is the average of the high and low prices of a share of Common Stock on the grant date.

In certain foreign jurisdictions, the law requires additional restrictions on the calculation of the option price. The grants provide that stock options generally may not be exercised during the first 12 months after the grant date. Generally, options vest 25% on the first, second, third and fourth anniversaries of the grant date and have a term of ten years. The Company's current compensation programs include stock options as part of the annual long-term compensation awards made to eligible employees.

126 THE COCA-COLA COMPANY
2023 PROXY STATEMENT

Notice of 2023 Annual
Meeting of Shareowners

Letter from Our Chairman
and Chief Executive Officer

Refresh the World.
Make a Difference.

Performance Share Units. PSUs provide an opportunity for employees to receive Common Stock if predefined performance measures are met for a predefined performance period. The Company's current compensation programs include PSUs as part of the annual long-term compensation awards made to eligible employees.

Restricted Stock and Restricted Stock Units. Restricted stock awards may be performance-based or time-based. Shares of stock are granted and transferred into the employee's name. Shares remain subject to forfeiture until the shares are released under the terms of the awards. Restricted stock unit awards may be performance-based or time-based and are settled in stock when all required criteria are met. Employees do not receive any dividend equivalents on restricted stock units during the term. The Company's current compensation programs include restricted stock units as part of the annual long-term compensation awards made to eligible employees.

Performance Cash Awards. Performance cash awards are used in countries where it is difficult to grant equity. Employees who receive performance cash awards do not receive equity awards as part of the long-term incentive program. No Named Executive Officer received a performance cash award.

Other Awards. While the 2014 Equity Plan provides the Talent and Compensation Committee discretion to grant different types of equity awards, including SARs and other stock-based awards such as unrestricted shares, no such awards have been or are expected to be granted to Named Executive Officers.

OTHER PLANS

Deferred Compensation Plan. The Deferred Compensation Plan is a nonqualified and unfunded deferred compensation program offered to approximately 350 U.S.-based Company employees in 2022. International service employees do not participate in the Deferred Compensation Plan. Eligible participants may defer up to 80% of their base salary and up to 95% of their annual incentive. The Company has the benefit of full unrestricted use of all amounts deferred under the Deferred Compensation Plan until such amounts are required to be distributed to the plan participants. Gains and losses are credited based on the participant's election of a variety of deemed investment choices. The Company does not match any employee deferral or guarantee a return. Participants' accounts may or may not appreciate and may depreciate depending on the performance of their deemed investment choices. None of the deemed investment choices provide returns at above-market or preferential rates. All deferrals are paid out in cash upon distribution. Participants may schedule a distribution during employment or may opt to receive their balance after separation from service. Participants who are considered "specified employees" under Section 409A of the Tax Code (generally, the top 50 highest paid executives) may not receive a post-termination distribution for at least six months following separation. On occasion, the Company may provide a one-time credit to the Deferred Compensation Plan to make up for benefits lost under various circumstances, such as benefits lost at a prior employer. The Company has not provided any such credits for any of the Named Executive Officers.

International Service Programs. International service program benefits generally include relocation expenses, a housing allowance (including certain housing expenses), a cost-of-living adjustment (a cash adjustment designed to provide equivalent purchasing power), certain cash allowances recognizing differences in living conditions in the host location, a home leave allowance and currency protection. The programs also provide tax preparation services and tax equalization, where applicable. There were approximately 375 participants in these programs in 2022.

TCCC Severance Plan. The TCCC Severance Plan provides cash severance benefits to eligible employees who are involuntarily terminated. Eligible employees include regular, non-union U.S. employees and global mobility employees. Generally, benefits are payable when an employee is terminated involuntarily due to certain circumstances such as an internal reorganization or position elimination. Benefits are not payable if the employee is offered a comparable position with the Company or one of its affiliates, is terminated for cause or has entered into a separate agreement. The benefit payable is determined based on job level, salary and/or length of service. The minimum benefit is eight weeks of base pay and the maximum benefit is two years of base pay.

Annex C — Reconciliations of GAAP and Non-GAAP Financial Measures

The Company reports its financial results in accordance with accounting principles generally accepted in the United States ("GAAP" or referred to herein as "reported"). However, management believes that certain non-GAAP financial measures provide investors with additional meaningful financial information that should be considered when assessing our underlying business performance and trends. Management also uses these non-GAAP financial measures in making financial, operating, compensation and planning decisions and in evaluating the Company's performance. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the Company's reported results prepared in accordance with GAAP. Our non-GAAP financial measures do not represent a comprehensive basis of accounting.

For additional details regarding the reconciliations of GAAP and non-GAAP financial measures below, see the Company's Current Report on Form 8-K filed with the SEC on February 14, 2023. This information is also available on the Company's website, **www.coca-colacompany.com** by clicking on "Investors," then "Filings & Reports" and then "All SEC Filings."

(UNAUDITED)		Less: Adjustments to Reported Net Operating Revenues		
Percent Change	Reported Net Operating Revenues (GAAP)	Currency Impact	Impact of Acquisitions, Divestitures and Structural Changes, Net	Organic Revenues (Non-GAAP)
2019	**9**	(4)	7	6
2020	**(11)**	(2)	0	(9)
2021	**17**	1	0	16
2022	**11**	(7)	2	16
2019-2021 Average Percent Change	**5**			4

(UNAUDITED)		Less: Adjustments to Reported Operating Income		
Percent Change	Reported Operating Income (GAAP)	Items Impacting Comparability	Comparable Currency Impact	Comparable Currency Neutral Operating Income (Non-GAAP)
2019	**10**	5	(8)	13
2020	**(11)**	(5)	(6)	0
2021	**15**	1	2	12
2022	**6**	(5)	(8)	19
2019-2021 Average Percent Change	**5**			9

(UNAUDITED)	Year Ended December 31, 2022
Reported Earnings Per Share (GAAP)	**$ 2.19**
Items Impacting Comparability:	
Asset Impairments	0.04
Equity Investees	0.01
Transaction Gains/Losses	0.14
Restructuring	0.02
Other Items	0.12
Certain Tax Matters	(0.03)
Comparable Earnings Per Share (Non-GAAP)	$ 2.48

(UNAUDITED) (In millions)	Year Ended December 31, 2022
Net Cash Provided by Operating Activities (GAAP)	**$11,018**
Purchases of Property, Plant and Equipment (GAAP)	**(1,484)**
Free Cash Flow (Non-GAAP)	$ 9,534

Note: Certain columns may not add due to rounding.

This page intentionally left blank.



Thank you

for being a shareowner and for the trust you have in The Coca-Cola Company